As filed with the Securities and Exchange Commission on August 29, 2006

Registration No. 333-133198

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PORTER BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Kentucky	6712	61-1142247
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Maria L. Bouvette

President and Chief Executive Officer

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan K. MacDonald C. Bradford Harris Frost Brown Todd LLC 400 West Market Street, Suite 3200 Louisville, Kentucky 40202 (502) 589-5400 (502) 581-1087 (Fax)	William T. Luedke IV Charlotte M. Rasche Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 223-2300 (713) 221-1212 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2006

PRELIMINARY PROSPECTUS

1,550,000 Shares

Common Stock

Porter Bancorp, Inc. is a bank holding company headquartered in Louisville, Kentucky. We are offering 1,250,000 shares of common stock and our chairman and our chief executive officer, as selling shareholders, are offering 300,000 shares of common stock. We will not receive any of the proceeds from shares sold by any of the selling shareholders. This is our initial public offering. We anticipate that the initial public offering price will be between $23.00 and $26.00.

Prior to this offering there has been no public market for our common stock. See the section of this prospectus captioned “Underwriting” for a discussion of the factors considered in determining the initial public offering price. The market price of our shares after the offering may be higher or lower than the initial public offering price. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “PBIB.”

See “ Risk Factors” beginning on page 13 for a discussion of factors that you should consider before you make your investment decision.

	Per Share			Total

Initial public offering price of common stock	$	[	•]	$	[	•]
Underwriting discounts	$	[	•]	$	[	•]
Proceeds to us (before expenses) (1)	$	[	•]	$	[	•]
Proceeds to the selling shareholders	$	[	•]	$	[	•]

(1)	This amount is the total before deducting legal, accounting, printing, and other offering expenses payable by us, which are estimated at $850,000.

The underwriters may also purchase up to 232,500 additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on or about             , 2006, subject to customary closing conditions.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts or obligations of any bank or savings association, and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

SANDLER O’NEILL + PARTNERS, L.P.	KEEFE, BRUYETTE & WOODS

The date of this prospectus is                     , 2006.

pbi
Porter Bancorp, Inc.
71
75
HENRY
Eminence
North Pleasureville
Louisville
JEFFERSON
64
Shepherdsville
BULLITT
Lexington
Elizabethtown
KENTUCKY
65
75
Canmer
HART
GREEN
Greensburg
EDMONSON
Morgantown
BUTLER
Munfordville
Horse Cave
Brownsville
Glasgow
Bowling Green
BARREN
CUMBERLAND
Burkesville
OH
Cincinnati
Louisville
Lexington
Bowling Green
KY
Nashville
TN
Branch Locations

You should rely only on the information contained in this prospectus. Neither we, the selling shareholders nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations, cash flows and/or future prospects may have changed since that date. Information contained on, or accessible through, our websites are not part of this prospectus.

Neither we, the selling shareholders, nor any of the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

In this prospectus we rely on and refer to information and statistics regarding the banking industry, demographics and populations and the Kentucky market. We obtained this market data from independent publications or other publicly available information.

No action is being taken in any jurisdiction outside the United States to permit public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights key aspects of the offering and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and accompanying notes, before making an investment decision.

Unless we indicate otherwise, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

Overview

We are a bank holding company headquartered in Louisville, Kentucky and the seventh largest independent banking organization domiciled in the state based on total assets. Through our subsidiary PBI Bank, we operate banking offices in Louisville and 12 other Kentucky communities located along central Kentucky’s Interstate 65 corridor, which runs through Louisville and central Kentucky and connects Chicago and Indianapolis to Nashville and Atlanta. As of June 30, 2006, we had total assets of $1.0 billion, total loans of $814.5 million, total deposits of $812.2 million and stockholders’ equity of $75.5 million. Our customer service-oriented operating philosophy, which features timely decision-making and locally empowered personnel, has been the cornerstone of our significant growth. We plan to continue to expand in our existing and contiguous markets and have designed our infrastructure to support additional growth without sacrificing our commitment to excellent customer service.

Following this offering, J. Chester Porter, our chairman, will beneficially own approximately 36.5% of our outstanding common stock (approximately 35.4% if the underwriters’ over-allotment is fully exercised) and Maria L. Bouvette, our president and chief executive officer, will beneficially own approximately 32.2% of our outstanding common stock (approximately 31.2% if the underwriters’ over-allotment is fully exercised). Mr. Porter and Ms. Bouvette have been business partners for more than 20 years, and each has made testamentary arrangements that provide for the other to retain voting control of his or her common stock in the event of death. Our directors and executive officers as a group, together with our chairman’s brother, William G. Porter, will beneficially own approximately 73.6% of our outstanding common stock after completion of this offering (approximately 71.4% if the underwriters’ over-allotment is fully exercised). Accordingly, our chairman and our president and chief executive officer will be able to exercise control over our business and affairs. We also note that although no group of shareholders will own more than 80% of our outstanding common stock immediately after completion of this offering, and our articles of incorporation do not include the requisite provision, under Kentucky law, shareholders who own shares having 80% or more of the voting power of a corporation can take action by written consent without any notice or approval of other shareholders, if the corporation’s articles of incorporation so provide.

History and Growth

We were organized in 1988 and historically conducted our banking business through separate community banks under the common control of J. Chester Porter, our chairman, and Maria L. Bouvette, our president and chief executive officer. In 2004, we began to streamline our operations by consolidating our subsidiary banks under common control into a single bank. We completed our reorganization on December 31, 2005, when we acquired the interests of other shareholders in our three partially owned subsidiary bank holding companies in exchange for 1,332,447 shares of our convertible non-voting common stock, cash and indebtedness. The convertible non-voting common stock was valued at $25.50 per share, which was the same value ascribed to the voting common stock at that time . For their interests in the subsidiaries, our chairman, our president and chief executive officer, and our chairman’s brother received a total of 872,146 shares of the shares we issued in the transactions. On December 31, 2005, we also renamed our consolidated subsidiary PBI Bank to create a single brand name for our banking operations throughout our market area.

For the years ended December 31, 2001 through December 31, 2005, on a combined basis, we have experienced substantial growth in earnings per share, total loans, total assets, total deposits and net interest income, as shown below and in the “Selected Historical Consolidated Financial Data” on pages 8 and 9. Our year-over-year growth rates during our last four fiscal years have been as follows:

	2004 to 2005 (1)	2003 to 2004 (2)	2002 to 2003	2001 to 2002
Diluted earnings per share	33.87%	30.07%	14.40%	56.25%
Total loans	7.87%	15.86%	11.94%	13.47%
Total assets	11.75%	15.66%	7.33%	9.41%
Total deposits	12.24%	13.30%	5.60%	11.64%
Net interest income (after provision for loan losses)	18.14%	18.75%	13.12%	13.15%

(1)	Excluding our January 2005 bank acquisition, loan, asset and deposit growth would have been 4.20%, 7.48% and 7.91%, respectively.
(2)	Excluding our July 2004 bank acquisition, loan, asset and deposit growth would have been 12.05%, 10.72% and 8.40%, respectively.

During the last five years, our net income has grown from $4.7 million in 2001 to $14.6 million in 2005. During those years, our company and one of our subsidiary banks were S corporations for federal income tax purposes. Following the consolidation of our four subsidiary banks and the termination of our S corporation elections on December 31, 2005, all of our taxable income will be subject to a 34% tax rate beginning in 2006, which will cause our income tax expense to increase compared to the five preceding years.

Operating Strengths and Growth Strategies

Our management team has built our core banking franchise by leveraging our operating strengths to expand into higher growth markets where we were able to capitalize on pre-existing lending relationships and continue our organic growth. We also have grown through acquisitions and by creating our Ascencia division, which delivers competitive deposit products and services online. Since July 2004, we have acquired two banks and consolidated them, our five subsidiary banks and our de novo online bank into PBI Bank.

Operating Strengths

We believe that the following operational strengths support our growth strategy:

•	Management Experience and Continuity: Our executive management team has been managing our operations together for more than 17 years, a continuity which has fostered the consistent level of service so essential to effective customer-oriented banking. Our chairman has more than 25 years of experience in legal, banking, real estate and educational organizations throughout central Kentucky. Our president and chief executive officer and our chief financial officer both have major public accounting firm backgrounds.

•	Established Community Relationships and Market Knowledge: We focus on establishing personal relationships with customers through superior service by providing responsive decision-making and empowering personnel to act in the best interests of the customer. All of our local market managers reside in the communities we serve and serve in leadership positions in local community activities. We also maintain a separate advisory board comprised of local citizens in each local market who serve as both business developers and our “eyes and ears” in the community.

•	Successful Acquisition History: We have helped grow our organization by identifying and acquiring banks, including “turn around” situations, that we can integrate and operate profitably within six to twelve months. We believe that our reputation for successfully acquiring banks and our extensive network of community and banking industry relationships may encourage others to contact us when potential acquisition opportunities arise.

•	Platform for Growth: To accommodate and manage our continued growth in an efficient manner, we have enhanced our operating procedures and consolidated many of our administrative and support functions. We believe that our current infrastructure provides the necessary platform to expand our services in our existing markets and in new markets.

•	Operational Efficiency: While investing substantially in our infrastructure, we have been able to operate more efficiently than many financial institutions of comparable size, as demonstrated by our efficiency ratios of 48.70% for the first six months of 2006 and 47.96% for the year 2005. The efficiency ratio is a supplemental financial measure utilized in management’s internal evaluation of performance which measures a company’s allocation of resources. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. We believe we can maintain our operational efficiency by centralizing critical non-customer service operations, locating our administrative operations in low cost markets and effectively leveraging our technology. We expect that the savings we achieve in the consolidation of our subsidiary banks will offset a majority of the additional operating expenses we will incur as a publicly traded company. If our estimates of these additional operating expenses or our consolidation savings are inaccurate, it could increase our efficiency ratio.

•	Diversified Funding Sources: Our stable customer base in the local communities we serve, which provides a reliable source of core deposits, is complemented by our Ascencia online banking division, which gives us ready access to high growth internet deposit opportunities. As of June 30, 2006, Ascencia had total deposits of $334.6 million and over 12,000 accounts from customers residing in all 50 states.

Operating Challenges

Even though we believe we possess the operating strengths mentioned above, there are risks to investing in our common stock. Some of these risks, which could materially and adversely affect our business, financial condition and results of operations, include:

•	If we cannot continue our historical levels of growth, which were accomplished in part through acquisitions, we may not be able to maintain our historical earnings trends.

•	We may not be able to manage our growth effectively.

•	Our profitability is vulnerable to fluctuations in interest rates.

•	Our profitability depends significantly on economic conditions affecting Kentucky.

•	Approximately 87.7% of our loans as of June 30, 2006 were collateralized by real estate. An adverse change in the real estate market may result in losses and adversely affect our profitability.

•	Approximately 25.6% of our loan portfolio as of June 30, 2006 consisted of higher risk real estate construction and development loans. If we foreclose on a project before completion, we may not be able to recover all of the unpaid portion of the loan. We also may be required to fund additional money to complete the project or hold the property for an indeterminate period of time.

•	Approximately 41.2% of our deposits as of June 30, 2006 were gathered through our online banking division. We may not be able to attract deposits online at reasonable interest rates or a failure or interruption or breach in security of our online operations may prevent us from obtaining these deposits, which could limit our ability to fund future growth.

•	We face strong competition from other financial institutions and financial service companies in attracting deposits and making loans, which may limit our ability to attract and retain banking clients.

Growth Strategies

Our plan for growth emphasizes expanding our presence in the fastest growing markets in central Kentucky by adding strategically located new offices and making selective acquisitions that will be accretive to earnings within the first full year of combined operations. We believe that this strategy will continue to build shareholder value and increase revenues and earnings per share by creating a larger base of lending and deposit relationships and achieving economies of scale and other efficiencies.

The principal elements of our growth strategy are the following:

•	Focusing on Markets with Attractive Growth Prospects: In planning our continued organic growth and assessing both potential de novo branching and acquisition opportunities, we target markets in our region that management believes have the highest growth potential, including the counties adjacent to Louisville, Kentucky and the growing communities along the I-65 corridor. We believe that by first establishing our presence as a lender in target markets we can enhance our ability ultimately to add new banking offices in these markets.

•	Marketing Our Brand: To support our recent reorganization, we have embarked on an extensive branding campaign to unify our franchise under the PBI Bank name, to which customers have responded favorably.

•	Increasing Non-Interest Income and Core Deposits: Our efforts include opening retail banking offices in Louisville and other attractive markets where we have established lending relationships, and exploring opportunities to grow and add other profitable banking-related businesses. We believe that by establishing banking offices and making selective acquisitions in attractive growth markets while providing our customary superior service, our core deposits will naturally increase.

Our Markets and Growth Opportunities

Our Markets

Our primary markets consist of the following central Kentucky communities along and abutting the Interstate 65 corridor from Louisville to Bowling Green, located 25 miles north of the Tennessee border.

•	Louisville and Louisville Area Markets (5 offices; $555.7 million in deposits, including Ascencia): Our headquarters are in Louisville, the largest city in Kentucky and the sixteenth largest city in the United States. The Louisville metropolitan area includes the consolidated Louisville/Jefferson County and 12 surrounding Kentucky and Southern Indiana counties with an estimated 1.2 million residents in 2005. We also have banking offices in Bullitt County, south of Louisville, and Henry County, east of Louisville. Our five banking offices in these counties also serve the contiguous counties of Spencer, Shelby and Oldham to the east and northeast of Louisville. As a whole, these counties are experiencing rapid growth as more Louisville-based workers move to counties surrounding the city. The Louisville regional economy posted a 22% growth in jobs from 1990 to 2000, a rate 2% higher than the United States as a whole, while population in the region grew at close to the national rate. The area’s employers are diversified across many industries and include the air hub for United Parcel Service (“UPS”), two Ford assembly plants, General Electric’s Consumer and Industrial division, Humana, Brown-Forman and YUM! Brands. On May 17, 2006, UPS announced it planned to invest more than $1 billion over the next four years to expand its Louisville air hub. According to the Kentucky Cabinet for Economic Development, the direct economic impact of new UPS jobs will be $344.8 million, with about $400 million in projected indirect benefits from companies that relocate to the Louisville metropolitan area or expand existing operations.

•	South Central Kentucky (7 offices; $206.4 million in deposits): South of the Louisville metropolitan area, we have banking offices in Cumberland, Butler, Green, Hart and Edmonson Counties, which had a combined population of approximately 62,000 in 2004. This region includes several relatively stable community markets comprised primarily of agricultural and service-based businesses. Each of our banking offices in these markets has a stable customer base and core deposits that are less sensitive to market competition, which provide us a lower cost source of funds for our lending operations.

•	Glasgow/Bowling Green (1 office; $50.1 million in deposits): Since 2004, we have acquired two banks in Glasgow, the county seat of Barren County, and consolidated them into one banking office. This provides us with access to Bowling Green in adjacent Warren County. Bowling Green, the home of Western Kentucky University, is Kentucky’s fourth largest city and the economic hub of a labor market of 425,000 people in 2004. Major employers in Barren and Warren Counties include GM’s Corvette plant and several other automotive facilities and R.R. Donnelley’s regional printing facility.

Growth Opportunities

We believe that our existing markets and the markets contiguous to our existing markets provide attractive growth opportunities. Historically, Kentucky’s economy has experienced steady growth, which we believe results in relative employment stability and generally not being prone to “boom or bust” cycles. Kentucky’s labor market grew by 1.5% during 2005, and as of December 31, 2005 had experienced eight consecutive quarters of year-over-year job growth, according to recent state profiles issued by the Federal Deposit Insurance Corporation (“FDIC”). The professional and business services, leisure and hospitality industries, education and health services and construction sectors experienced the greatest labor gains in the state. Louisville/Jefferson County experienced the largest employment gains, mostly in leisure, hospitality and construction.

We plan to increase our retail presence by selectively adding de novo banking offices where we have high concentrations of existing lending business, such as in the Louisville metropolitan area. We currently service approximately $264 million of outstanding loans in Louisville/Jefferson County with no retail banking offices. Our existing base of borrowers in faster growing areas of metropolitan Louisville, such as Louisville’s east side, provides a natural source of potential customers for new retail offices in the market. Lexington, Kentucky’s second largest city with approximately 270,000 residents in 2004, is another possibility for a de novo banking office.

Also in furtherance of our expansion strategy, we plan to add banking offices in growing communities where we can “fill in” gaps in our retail footprint along the I-65 corridor. In particular, we plan to target markets where we already serve lending customers from our banking offices in adjacent counties who could be a potential source of retail business. One such target market is Bowling Green. Another opportunity market is Hardin County, with approximately 100,000 residents in 2004, which includes the Fort Knox military base and the cities of Elizabethtown and Radcliff, the 15th and 17th largest cities in Kentucky. In May 2005, the Base Realignment and Closure Commission unanimously approved plans to consolidate U.S. Army administrative and human resource functions and other changes at Fort Knox by 2009, which would add approximately 3,500 military and civilian personnel. These changes are expected to create a payroll increase of $250 million, generate as much as $200 million in on-post construction and spur substantial residential construction within a ten-mile radius of Fort Knox.

Finally, Ascencia, our online banking division, offers us the opportunity to continue to extend our deposit customer base nationwide beyond the practical geographical limitations of traditional banking, which would otherwise require us to open new offices in order to extend our service areas and attract new customers. Customers can access a variety of banking services and conduct numerous banking transactions by connecting to our web site via their personal computers at any time. Ascencia also offers us a lower cost vehicle for providing deposit products and other banking services to customers who are comfortable using the Internet for business and personal financial transactions.

Our Products and Services

We meet our customers’ banking needs with a broad range of financial products and services. Our lending services include real estate, commercial, mortgage and consumer loans to small to medium-sized businesses located in our markets, the owners and employees of those businesses, as well as other executives and professionals. We complement our lending operations with an array of retail and commercial deposit products. In addition, we offer our customers drive-through banking facilities, automatic teller machines, night depository, personalized checks, credit cards, debit cards, Internet banking, electronic funds transfers through ACH services, domestic and foreign wire transfers, travelers’ checks, cash management, vault services, loan and deposit sweep accounts and lock box services.

Controlled Company

Following this offering, our chairman of the board and our president and chief executive officer will together beneficially own approximately 68.6% of our outstanding common stock, and approximately 66.5% of our outstanding common stock if the underwriters’ over-allotment is fully exercised. Accordingly, they will be able to exercise control over our business and affairs, including the power to elect or remove our entire board of directors, amend our articles of incorporation to change the rights of our common stock and approve any merger, consolidation or sale of all or substantially all of our assets. We will also be a “controlled company” within the meaning of the Nasdaq corporate governance rules and therefore exempt from certain governance requirements. A majority of our board of directors is comprised of independent directors, and we must have an audit committee comprised entirely of independent directors. We also have a nominating and governance committee and a compensation committee, on each of which one of our controlling shareholders serves. Nevertheless, we will not be required to have all of the procedural and substantive protections against the exercise of control by our controlling shareholders to take actions which may differ from the actions that other shareholders might favor.

Corporate Information

Our principal executive office is located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223, and our telephone number is (502) 499-4800. Our corporate website address is www.pbibank.com and the website address for Ascencia is www.ascencia.com. Information contained on our websites is not incorporated by reference into this prospectus and you should not consider information contained on, or accessible through, our websites as part of this prospectus.

The Offering

Common stock offered by us	1,250,000 shares (1)

Common stock offered by:

our chairman	150,000 shares
our president and chief executive officer	150,000 shares

Total common stock offered	1,550,000 shares

Common stock to be outstanding after this offering	7,621,547 shares (1)(2)

Voting rights

The holders of common stock are entitled to one vote per share. Upon the completion of this offering, our chairman, J. Chester Porter, and our president and chief executive officer, Maria L. Bouvette, will beneficially own 2,783,647 and 2,455,168 shares of common stock, respectively, representing approximately 68.6% of the voting power of our outstanding common stock.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $27.6 million based on an assumed initial offering of $24.50, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and expenses payable by us. We will use these net proceeds for general corporate purposes, which may include, among other things, development of new banking offices in Louisville, expansion into new and in existing markets in central Kentucky by opening new offices or making selective acquisitions and providing additional capital to PBI Bank to support asset growth. We may also use a portion of the proceeds to pay off $9.5 million in notes we issued to buy out a minority shareholder of two of our subsidiaries as part of our recent reorganization.

We will not receive any of the proceeds from the sale of shares of our common stock offered by any selling shareholder.

Nasdaq Global Market symbol	Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “PBIB.”

(1)	Assumes that the underwriters will not exercise their option to purchase up to an additional 232,500 shares of our common stock to cover over-allotments, if any. If the underwriters exercise this option in full, 7,854,047 shares of our common stock will be outstanding immediately after this offering. See “Underwriting.”
(2)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of August 25, 2006. This number includes the 1,371,547 shares of non-voting common stock that will automatically convert to shares of voting common stock on a share-for-share basis immediately before completion of this offering. This number does not include:

•	194,004 shares of common stock reserved for issuance upon the exercise of outstanding options granted under the Ascencia stock option plan at an exercise price of $25.50 per share;

•	29,816 shares of common stock reserved for issuance upon the exercise of outstanding options granted under our 2006 incentive stock plan at a weighted average exercise price of $25.50 per share;

•	331,084 shares of common stock reserved for issuance pursuant to future grants under our 2006 incentive stock plan; and

•	100,000 shares of common stock reserved for issuance pursuant to future grants under our stock option plan for non-employee directors.

No additional options may be granted under the Ascencia stock option plan.

Risk Factors

See “Risk Factors,” “Dilution” and other information included in this prospectus for a discussion of certain factors that you should carefully consider before investing in our common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our selected historical consolidated financial data for the periods and at the dates indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes, “Pro Forma Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information appearing elsewhere in this prospectus. We derived our selected historical consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements, which have been audited and reported upon by Crowe Chizek and Company LLC, an independent registered public accounting firm, and are included in this prospectus. We derived our selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of and for the six months ended June 30, 2006 and 2005 is derived from our unaudited interim consolidated financial statements and includes, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the six-month period ended June 30, 2006 do not necessarily indicate the results that may be expected for any future period or for the full year 2006.

Since 2004, we have combined several banks and bank holding companies in which we or our principal shareholders have held a controlling interest. Our company and its surviving bank subsidiary also terminated their elections to be subchapter S corporations as a result of this reorganization, which was completed effective December 31, 2005. Under U.S. generally accepted accounting principles (“GAAP”), entities that are more than 50% owned by another person or entity are generally consolidated or combined for financial reporting purposes. Accordingly, for all periods presented, all of the assets and liabilities of our former subsidiaries, regardless of our previous percentage of ownership in these entities, are included in our consolidated balance sheet. Our consolidated net income, however, includes our subsidiaries’ net income only to the extent of our previous ownership percentage. In addition, financial data as of dates before and for periods ended through December 31, 2005 have been derived from both S corporations and C corporations within our consolidated group. Beginning on December 31, 2005, and for all subsequent periods, our financial data will reflect that our consolidated group consists solely of C corporations.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except per share data)
Income Statement Data:
Interest income	$34,934	$29,014	$62,054	$49,947	$45,964	$46,350	$49,367
Interest expense	16,480	11,670	25,665	19,698	19,851	22,743	28,678

Net interest income	18,454	17,344	36,389	30,249	26,113	23,607	20,689
Provision for loan losses	753	1,053	3,645	2,533	2,773	2,974	2,454

Net interest income after provision for loan losses	17,701	16,291	32,744	27,716	23,340	20,633	18,235
Non-interest income	2,696	2,979	5,433	4,553	4,346	4,621	3,838
Non-interest expense	10,287	9,852	20,047	17,725	16,570	15,601	15,346

Income before minority interest and taxes	10,110	9,418	18,130	14,544	11,116	9,653	6,727
Minority interest in net income of consolidated subsidiaries	—	678	1,314	898	731	499	291

Income before income taxes	10,110	8,740	16,816	13,646	10,385	9,154	6,436
Income tax expense	3,277	1,880	2,201	2,759	1,999	1,818	1,728

Net income	$6,833	$6,860	$14,615	$10,887	$8,386	$7,336	$4,708

Common Share Data (1):
Basic earnings per share	$1.08	$1.17	$2.49	$1.86	$1.43	$1.25	$0.80
Diluted earnings per share	1.08	1.17	2.49	1.86	1.43	1.25	0.80
Book value per share	11.86	11.73	11.35	11.28	10.61	10.26	9.69
Tangible book value per share (2)	9.95	10.78	9.32	10.45	9.83	9.42	8.96
Weighted average shares outstanding (basic)	6,332,447	5,868,224	5,869,496	5,868,224	5,868,224	5,868,224	5,868,224
Weighted average shares outstanding (diluted)	6,332,447	5,868,224	5,869,496	5,868,224	5,868,224	5,868,224	5,868,224
Shares outstanding at end of period	6,371,697	5,868,224	6,332,447	5,868,224	5,868,224	5,868,224	5,868,224

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$1,013,372	$951,551	$991,481	$887,201	$767,074	$714,692	$653,245
Investment securities	97,976	108,270	103,993	89,677	78,184	93,458	92,940
Loans	814,489	771,355	791,951	734,181	633,658	566,047	498,867
Allowance for loan losses	12,611	12,023	12,197	10,261	8,094	6,674	5,880
Intangible assets	13,353	5,253	13,371	3,987	3,398	3,509	3,598
Deposits	812,190	792,639	806,579	718,614	634,257	600,596	537,965
Debt obligations:
FHLB advances	77,680	49,288	63,563	50,961	44,844	26,313	28,424
Junior subordinated debentures	25,000	25,000	25,000	25,000	14,000	14,000	14,000
Notes payable	9,500	100	9,600	100	100	800	1,662

Total debt obligations	112,180	74,388	98,163	76,061	58,944	41,113	44,086
Minority interests in consolidated subsidiaries	—	8,631	—	8,122	7,510	7,137	6,596
Stockholders’ equity	75,537	68,851	71,876	66,221	62,236	60,197	56,887

Average Balance Sheet Data:
Average assets	$983,452	$920,728	$942,733	$829,204	$741,286	$696,608	$633,255
Average loans	804,698	760,450	776,207	684,458	595,651	543,561	471,067
Average deposits	806,447	758,506	771,677	669,936	621,635	577,096	520,213
Average stockholders’ equity	74,692	68,025	68,922	64,116	61,834	58,996	57,686

Selected Performance Ratios:
Return on average equity	18.45%	20.34%	21.21%	16.98%	13.56%	12.43%	8.16%
Return on average tangible equity	22.24	22.06	22.97	18.29	14.66	13.51	8.88
Return on average assets	1.39	1.49	1.55	1.31	1.13	1.05	0.74
Net interest margin (fully taxable equivalent)	4.02	3.99	4.06	3.84	3.71	3.56	3.42
Efficiency ratio (3)	48.70	48.61	47.96	51.07	54.58	55.93	64.25

Asset Quality Ratios:
Non-performing loans (4)	$10,179	$8,960	$7,014	$5,608	$3,546	$3,944	$7,953
Allowance for loan losses to non-performing loans	123.89%	134.19%	173.90%	182.97%	228.26%	169.22%	73.93%
Allowance for loan losses to total loans	1.55	1.56	1.54	1.40	1.28	1.18	1.18
Non-performing loans to total loans	1.25	1.16	0.89	0.76	0.56	0.70	1.59

Capital Ratios:
Tier 1 risk-based capital ratio	11.02%	12.72%	10.64%	12.91%	12.79%	13.47%	14.54%
Total risk-based capital ratio	12.27	13.97	12.01	14.23	14.04	14.65	15.70
Leverage ratio	9.15	10.35	8.62	10.73	10.47	10.65	11.49
Tangible equity to tangible assets (5)	6.34	6.68	6.03	6.94	7.55	7.77	8.10

(1)	Adjusted to reflect a stock split effective on December 7, 2005, that increased the number of outstanding shares of common stock from 3,265 to 5,000,000. The 39,250 shares of unvested restricted stock granted under our 2006 stock incentive plan that were outstanding as of June 30, 2006, have not been included in computing earnings per share because they are unvested and antidilutive.
(2)	Tangible book value per share is stockholders’ equity less goodwill, accumulated other comprehensive income and intangible assets, divided by the number of shares of common stock outstanding at period end.
(3)	Efficiency ratio is computed by dividing non-interest expense by the sum of net interest income and non-interest income excluding gains (losses) on sales of securities.
(4)	Non-performing loans consist of loans on non-accrual status, accruing loans past due 90 days or more and restructured loans.
(5)	Computed by dividing stockholders’ equity less goodwill, accumulated other comprehensive income and intangible assets by total assets less goodwill and intangible assets.

UNAUDITED PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma selected consolidated financial data for the periods and at the dates indicated should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The unaudited pro forma selected consolidated financial data is presented to show the impact on our historical financial position and results of operations of our reorganization and the additional taxes to be incurred as a result of our termination of subchapter S corporation status for federal income tax purposes. In the reorganization, which was consummated on December 31, 2005, we merged three partially owned subsidiaries into our company, issued a combination of shares, cash and promissory notes to the holders of minority interests in those subsidiaries, and consolidated our remaining subsidiary banks. Our company and its surviving bank subsidiary also terminated their elections to be subchapter S corporations as a result of the reorganization. The unaudited pro forma selected consolidated financial data presented below assume that the reorganization and terminations of subchapter S corporation status were consummated on January 1 of each indicated period. The unaudited pro forma selected consolidated financial information is intended for informational purposes only and is not necessarily indicative of our future financial position or future operating results or of our financial position or operating results that would have actually occurred if the reorganization and terminations of subchapter S corporation status had been effective as of the date or for the periods presented.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands, except per share data)
Net Income:
As reported	$6,833	$6,860	$14,615	$10,887	$8,386
Adjustments
Add-back of minority interests (1)	—	678	1,314	898	731
Additional taxes (2)	—	(1,322)	(3,963)	(2,186)	(1,780)
Acquisition funding (3)	—	(293)	(587)	(587)	(587)

Adjusted net income	$6,833	$5,923	$11,379	$9,012	$6,750

Period End Shares Outstanding:
As reported and adjusted for stock split	6,371,697	5,868,224	5,868,224	5,868,224	5,868,224
Shares issued in reorganization	—	464,223	464,223	464,223	464,223

Adjusted shares outstanding	6,371,697	6,332,447	6,332,447	6,332,447	6,332,447

Balance Sheet Data:
Intangibles
As reported	$13,353	$5,253	$13,371	$3,987	$3,398
Adjustment for reorganization	—	8,100	—	8,100	8,100

Adjusted intangibles	$13,353	$13,353	$13,371	$12,087	$11,498

Stockholders’ equity
As reported	$75,537	$68,851	$71,876	$66,221	$62,236
Adjustment for consolidation (4)	—	3,716	—	4,328	4,701
Adjustment for effect of net income adjustments	—	(937)	(3,236)	(1,875)	(1,636)

Adjusted stockholders’ equity	$75,537	$71,630	$68,640	$68,674	$65,301

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands except per share data)
Total assets
As reported	$1,013,372	$951,551	$991,481	$887,201	$767,074
Adjustment for cash-out in reorganization	—	(5,313)	(5,313)	(5,313)	(5,313)
Adjustment for net change in intangibles	—	8,100	—	8,100	8,100

Adjusted total assets	$1,013,372	$954,338	$986,168	$889,988	$769,861

Common Share Data:
Basic earnings per share (5)	$1.08	$0.94	$1.80	$1.42	$1.07
Diluted earnings per share (5)	1.08	0.94	1.80	1.42	1.07
Book value per share	11.86	11.31	10.84	10.84	10.31
Tangible book value per share	9.95	9.14	8.81	8.79	8.32

Selected Performance Ratios (6):
Return on average equity	18.45%	16.88%	20.02%	16.87%	NA
Return on average tangible equity	22.24	18.18	22.12	18.45	NA
Return on average assets	1.39	1.28	1.21	1.09	0.91%

(1)	This adjustment reflects the minority interests purchased in our reorganization. The minority interests were reported on an after-tax, C corporation basis.
(2)	This adjustment represents a tax rate of 34% applied to reported pre-tax income less reported income tax expense to reflect the conversion from Subchapter S corporation to C corporation status.
(3)	Acquisition funding includes $9,500,000 in senior notes at an annual 6% interest rate and $5,313,000 in cash at an assumed annual 6% interest rate; net of tax at a 34% tax rate.
(4)	This adjustment represents the equity value of convertible non-voting common stock issued to acquire the minority interest of Ascencia Bancorp at a fair market value of $25.50 per share and the net book value of the minority interests.
(5)	The 39,250 shares of unvested restricted stock granted under our 2006 stock incentive plan that were outstanding as of June 30, 2006 have not been included in computing earnings per share because they are unvested and antidilutive.
(6)	Average equity and tangible equity amounts are based on two-point period averages that reflect the adjustments for the reorganization and the conversion from subchapter S corporation to C corporation status. Ratios for the six months ended June 30, 2006 are actual results.

RISK FACTORS

An investment in our common stock involves a number of risks. You should read carefully and consider the following risks as well as the other information contained in this prospectus, including the financial statements and the notes to those financial statements, before making an investment decision. The realization of any of the risks described below could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect their likelihood of occurrence.

Risks Relating to Our Business

If we are not able to continue our historical levels of growth, which were accomplished in part through acquisitions, we may not be able to maintain our historical earnings trends.

We have expanded our business through both organic growth and a number of strategic acquisitions. We intend to use a portion of the proceeds of this stock offering to further our growth by increasing the number of banking offices we operate and expanding into attractive markets in central Kentucky. Our ability to continue our organic growth depends, in part, upon our ability to expand our market presence, successfully attract core deposits and identify attractive commercial lending opportunities. If we are not successfully able to do this, we may not be able to maintain our historical earnings trends.

Our ability to implement our strategy for continued growth also depends on our ability to continue to identify and integrate acquisition targets profitably. We cannot assure you that we will be able to continue this trend, or that future acquisitions will always be profitable. In addition, we expect that competition for suitable acquisition candidates will be significant. We compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources than we do. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

If we are unable to manage our growth effectively, our operations could be negatively affected.

Financial institutions like us that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage our growth and maintain adequate information and reporting systems within our organization, we must identify, hire and retain additional qualified employees, particularly in the accounting and operational areas of our business.

If we do not manage our growth effectively, our business, financial condition, results of operations and future prospects could be negatively affected, and we may not be able to continue to implement our business strategy and successfully conduct our operations.

A large percentage of our loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

Approximately 87.7% of our loan portfolio as of June 30, 2006 was comprised of loans collateralized by real estate. An adverse change in the economy affecting values of real estate generally or in our primary markets specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the collateral collateralizing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition.

We have a significant percentage of real estate construction and development loans, which carry a higher degree of risk.

Approximately 25.6% of our loan portfolio as of June 30, 2006 consisted of real estate construction and development loans, which generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. If we are forced to foreclose on a project prior to completion, we may not be able to recover all of the unpaid portion of the loan or we may be required to fund additional money to complete the project or hold the property for an indeterminate period of time. Any of these outcomes may result in losses and adversely affect our profitability.

Our profitability depends significantly on local economic conditions.

Because most of our business activities are conducted in central Kentucky and most of our credit exposure is in that part of the state, we are at risk from adverse economic or business developments affecting this area, including a downturn in real estate values and agricultural activities and natural disasters such as earthquakes, floods or tornadoes that affect our markets. If the Kentucky economy experiences an overall decline as a result of adverse developments or natural disasters, the rates of delinquencies, foreclosures, bankruptcies and losses in our loan portfolio would likely increase. Moreover, the value of real estate or other collateral that secures our loans could be adversely affected by an economic downturn or a natural disaster. An economic downturn or a natural disaster could, therefore, result in losses that may materially and adversely affect our business, financial condition, results of operations and future prospects.

Our small to medium-sized business target market may have fewer resources to weather a downturn in the economy.

Our strategy includes lending to small and medium-sized businesses and other commercial enterprises. Small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay our loan. Economic downturns and other events that negatively impact our target market could cause us to incur substantial credit losses that could materially harm our operating results.

We face strong competition from other financial institutions and financial service companies, which could adversely affect our results of operations and financial condition.

We compete with other financial institutions in attracting deposits and making loans. Our competition in attracting deposits comes principally from commercial banks, credit unions, savings and loan associations, securities brokerage firms, insurance companies, money market funds and other mutual funds. Our competition in making loans comes principally from commercial banks, credit unions, savings and loan associations, mortgage banking firms and consumer finance companies. In addition, competition for business in the Louisville metropolitan area has grown in recent years as changes in banking law have allowed several banks to enter the market by establishing new branches. Likewise, competition is increasing in the other growing markets we have targeted, which may adversely affect our ability to execute our plans for expansion. Moreover, our advantage from having operated a nationally recognized online banking division since 1999 may diminish, as nearly all of our competitors now offer online banking and may become more successful in attracting online business over time as they become more experienced.

Competition in the banking industry may also limit our ability to attract and retain banking clients. We maintain smaller staffs of associates and have fewer financial and other resources than larger institutions with which we compete. Financial institutions that have far greater resources and greater efficiencies than we do may have several marketplace advantages resulting from their ability to:

•	offer higher interest rates on deposits and lower interest rates on loans than we can;

•	offer a broader range of services than we do;

•	maintain numerous branch locations; and

•	mount extensive promotional and advertising campaigns.

In addition, banks and other financial institutions with larger capitalization and other financial intermediaries may not be subject to the same regulatory restrictions as we are and may have larger lending limits than we do. Some of our current commercial banking clients may seek alternative banking sources as they develop needs for credit facilities larger than we can accommodate. If we are unable to attract and retain customers, we may not be able to maintain growth and our results of operations and financial condition may otherwise be negatively impacted.

Our decisions regarding credit risk may not be accurate, and our allowance for loan losses may not be sufficient to cover actual losses, which could adversely affect our business, financial condition and results of operations.

We maintain an allowance for loan losses at a level we believe is adequate to absorb any inherent losses in our loan portfolio based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. If our assessment of these factors is ultimately inaccurate, the allowance may not be sufficient to cover actual future loan losses, which would adversely affect our operating results. Our estimates are subjective and their accuracy depends on the outcome of future events. Changes in economic, operating and other conditions that are generally beyond our control, including changes in interest rates, could cause actual loan losses to increase significantly.

In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of our allowance for loan losses. Regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs if their judgment differs from ours, which could have a material negative impact on our operating results.

Our profitability is vulnerable to fluctuations in interest rates. We are currently asset sensitive and a decline in interest rates could result in a decrease in our net income.

Our profitability depends in large part on our net interest income, which is the difference between interest earned from interest-earning assets, such as loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. As of June 30, 2006, we had a one-year positive “gap,” meaning we had more interest-sensitive assets than liabilities maturing or repricing within one year of that time. This means that our net interest income is likely to decrease in a decreasing interest rate environment unless we adjust our mix of assets and liabilities to compensate for this effect. If we were in a negative “gap” position, meaning that we had more interest rate-sensitive liabilities than interest rate-sensitive assets, our net interest income would likely decrease in a rising rate environment. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions.

Interest rates have recently been at historically low levels. However, since June 30, 2004, the Federal Reserve has increased its target for the federal funds rate 17 times, resulting in an increase from 1.0% to 5.25%. While these short-term market interest rates, which we use as a guide to price our deposits, have increased, longer-term market interest rates, which we use as a guide to price our longer-term loans, have not increased in a corresponding manner. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin. If short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

We depend on our senior management team, and the unexpected loss of one or more of our senior executives could impair our relationship with customers and adversely affect our business and financial results.

Our future success significantly depends on the continued services and performance of our key management personnel, particularly J. Chester Porter, chairman of the board, Maria L. Bouvette, president and chief executive officer, and David B. Pierce, chief financial officer. We do not have employment agreements with any of our senior executives. Our future performance will depend on our ability to motivate and retain these and other key officers. The loss of the services of members of our senior management or other key officers or the inability to attract additional qualified personnel as needed could materially harm our business.

We rely to a significant extent on deposits solicited online to fund our growth. Any investment we make to increase our core deposit base could be unsuccessful and could adversely affect our financial condition, results of operations and liquidity.

At June 30, 2006, deposits gathered through Ascencia, our online banking division, totaled approximately $334.6 million, or approximately 41.2% of our total deposits. If we cannot attract deposits online at reasonable interest rates, or if the interest rates we must charge to attract deposits online significantly increase, it could materially reduce our net interest income, limit our growth, negatively affect our operating results and affect our liquidity. If our efforts to increase core deposits through our branch system are not successful, or if the costs of these deposits increase significantly, it could have a material adverse affect on our financial results.

An interruption or breach in security of our information systems may result in customer loss for our online division, which could adversely affect our results of operations and financial condition.

We rely heavily on communications and information systems to conduct our business, particularly our online banking division, and any failure or interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. Deposits gathered online, which totaled approximately $334.6 million, or approximately 41.2% of our total deposits as of June 30, 2006, represent a substantial source of our funding. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that we will adequately address them. We do not rely on third-party vendors and consultants for information technology support. The occurrence of any failures or interruptions could result in a loss of customer business and have a negative effect on our results of operations and financial condition.

We will incur additional expenses as a publicly traded company, and as we attempt to increase our sources of non-interest income, our efficiency ratio may increase and our profitability may decrease.

Following the offering, our non-interest expenses will increase as a result of the financial accounting, legal and various other additional expenses usually associated with operating as a public company. The federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal control over financial reporting. This will require that we increase staffing and implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements. We expect that the obligations of being a publicly traded company, including substantial reporting obligations, will require significant expenditures and place additional demands on our management team, which will divert our management’s attention from our day-to-day business operations.

Our ongoing efforts to increase our non-interest income include, among other things, offering more secondary market home loan products, increasing our participation in government guaranteed loan programs and exploring opportunities to add other profitable banking-related business. These efforts may not be successful. These initiatives will require additional expense and may not generate the levels of non-interest income we anticipate.

The costs associated with being a public company and the increased costs of expanding our non-interest income initiatives will increase our operating costs and in turn may detrimentally affect our efficiency ratio. If we are unable to offset these costs through increased efficiencies in other areas or through the recognition of additional non-interest income in amounts sufficient to offset these additional costs, our profitability may decrease.

If we are unable to accurately and favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report in our assessment, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act and beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of December 31, 2007. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting. In connection with this effort we will likely incur increased expenses and diversion of management’s time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, we could lose investor confidence and our stock price could be adversely affected.

We operate in a highly regulated environment and, as a result, are subject to extensive regulation and supervision that could adversely affect our financial performance and our ability to implement our growth and operating strategies.

We are subject to examination, supervision and comprehensive regulation by Federal and state regulatory agencies. Regulatory oversight of banks is primarily intended to protect depositors, the federal deposit insurance funds, and the banking system as a whole, not our shareholders. Our compliance with these regulations is costly and may adversely affect our ability to operate profitably. In addition, the laws and regulations applicable to banks could change at any time, which could significantly impact our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to attract deposits and make loans.

Federal and state banking laws and regulations govern numerous matters including the payment of dividends, the acquisition of other banks and the establishment of new offices. We must also meet specific regulatory capital requirements. Our failure to comply with these laws, regulations and policies or to maintain our capital requirements could affect our ability to pay dividends on common stock, our ability to grow through the development of new offices and our ability to make acquisitions. These limitations may prevent us from successfully implementing our growth and operating strategies.

If we are unsuccessful in integrating the operations of or rebranding the subsidiary banks we consolidated in December 2005 under the PBI Bank name, it could adversely affect our business, financial condition and results of operations.

If we encounter difficulties completing the integration of the operations, products and services of the entities that we consolidated and thereby eliminate redundancies and realize expected efficiencies. We may have difficulty rebranding our former subsidiary banks into the PBI Bank name, and the expenses associated with the advertising campaign related to the rebranding may be significant. The integration process may also require significant time and attention from our management that they would otherwise direct at servicing existing business and developing new business. Our failure to successfully complete the integration process may increase our operating costs significantly and adversely affect our business, financial condition and results of operations.

Risks Related to This Offering

After completion of this offering, our chairman and our president and chief executive officer together will retain sufficient voting power to elect or remove our directors, to determine the vote on any matter that requires shareholder approval, and otherwise control our company. In exercising their voting power, they may act according to their own interests, which may be adverse to your interests.

After completion of the offering, J. Chester Porter and Maria L. Bouvette will beneficially own approximately 5,238,815 shares, or 68.6% of our outstanding common stock, and approximately 66.5% of our outstanding common stock if the underwriters’ over-allotment is fully exercised. Mr. Porter and Ms. Bouvette each have made testamentary arrangements that provide for the other to retain voting control of his or her common stock in the event of death. Accordingly, they will be able to exercise control over our business and affairs and will be able to determine the outcome of any matter submitted to a vote of our shareholders, including the election and removal of our entire board of directors, any amendment of our articles of incorporation (including any amendment that changes the rights of our common stock) and any merger, consolidation or sale of all or substantially all of our assets. Mr. Porter and Ms. Bouvette could take actions or make decisions in their self-interest that are opposed to your best interests. They could remove directors who take actions or make decisions they oppose but are favored by our other shareholders. They may be less receptive to the desires communicated by shareholders. Neither our articles of incorporation, our bylaws, nor Kentucky law requires the vote of more than a simple majority of our outstanding shares of common stock to approve a matter submitted for shareholder approval, subject to the general statutory requirement that any transaction in which one or more directors have a direct or indirect interest (other than as a shareholder) must be “fair” to the corporation. Under Kentucky law, shareholders who own shares having 80% or more of the voting power of a corporation can take corporate action by written consent without any notice or approval of other shareholders, if the corporation’s articles of incorporation so provide. Accordingly, immediately following this offering, Mr. Porter and Ms. Bouvette cannot take corporate action unilaterally. However, Mr. Porter and Ms. Bouvette will have a level of concentrated control that could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. As a result, the market price of our common stock could be adversely affected.

In addition, after completion of this offering, our directors and executive officers as a group, including Mr. Porter and Ms. Bouvette, will beneficially own 5,334,904 shares, or approximately 69.0% of our outstanding common stock, and approximately 67.0% of our outstanding common stock if the underwriters’ over-allotment is fully exercised. Mr. Porter’s brother, William G. Porter, will beneficially own approximately 352,941 shares, or 4.6% of our outstanding common stock, and approximately 4.5% of our outstanding common stock if the underwriters’ overallotment is fully exercised. He will also serve as member of the board of directors of PBI Bank. Although there is no agreement between William Porter and Mr. Porter and Ms. Bouvette as to how William Porter will vote, hold or dispose of his shares, if William Porter supports Mr. Porter and Ms. Bouvette on matters that require shareholder approval or otherwise pertain to the governance of our company, it will be that much more difficult for shareholders to influence the operations of, or affect changes to, our company.

Following this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance rules because J. Chester Porter and Maria L. Bouvette together will own more than 50% of our sole class of voting stock. As a controlled company, our controlling shareholders will have greater power to make decisions in their own self-interest and against the interests of other shareholders, and investors and other shareholders will have fewer procedural and substantive protections against the exercise of this power.

A “controlled company” may elect not to comply with the following Nasdaq corporate governance rules, which require that:

•	a majority of its board of directors consists of “independent directors,” which the Nasdaq rules define as persons who are not either officers or employees of the company and have no relationships that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out their responsibilities as directors;

•	decisions regarding the compensation paid to executive officers are made either by a compensation committee composed entirely of independent directors or by a majority of the independent directors;

•	nominations for election to the board of directors are made either by a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or by a majority of the independent directors.

We intend to rely on our controlled company status to have Mr. Porter, a non-independent director, serve on our nominating and governance committee and to have Ms. Bouvette, a non-independent director, serve on our compensation committee. We expect them to continue to serve in those positions for the foreseeable future.

Although a majority of our directors are independent directors, they have all been selected by Mr. Porter and Ms. Bouvette, who together have the voting power to remove directors who oppose actions or decisions they favor. Mr. Porter and Ms. Bouvette also have the power to elect a majority of directors who are not independent directors. Our board may elect to dispense with the compensation committee and a nominating and governance committee at any time without shareholder consent. Accordingly, our shareholders will have fewer procedural and substantive protections than shareholders of companies subject to all of the Nasdaq corporate governance requirements.

Our determination of the offering price of our common stock may not be indicative of its market price after this offering and our market price may decline.

There has been no active market for our common stock before this offering. The initial public offering price for our common stock in this offering will be determined by negotiations between us and the underwriters and may not necessarily bear any relationship to our book value, past operating results, financial condition or other established criteria of value and may not be indicative of the price at which our common stock will trade after this offering. Among the factors to be considered in determining the offering price of our common stock, in addition to prevailing market conditions, will be our results of operations; expectations regarding our future results of operations; possible third-party claims against us; possible changes in law and regulations; future sales of our common stock and the consideration of the above factors in relation to the market value of companies in our industry. You may not be able to resell your shares at or above the initial public offering price.

We cannot be sure that an active public trading market will develop to provide liquidity for our investors.

Before the offering, there has been no public market in our common stock. As of June 30, 2006, there were approximately 125 holders of record of our common stock. Our common stock has been approved for listing on quotation on the Nasdaq Global Market under the symbol “PBIB.” However, there can be no assurance that an established and liquid market for our common stock will develop on Nasdaq, or that a market will continue if one does develop. One of the requirements for trading on the Nasdaq Global Market is that there be at least three registered market makers in our common stock before trading can commence. Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. each have advised us that they intend to make a market in our common stock as long as the volume of trading activity in our common stock and certain other market making conditions justify doing so and plan to assist us in obtaining additional market makers for our common stock. Nonetheless, you should be aware that neither the underwriters nor any other market makers are obligated to make a market in our common stock, and any such market making may be discontinued at any time in the sole discretion of each market maker. In addition, we estimate that following this offering, approximately 69.0% of our outstanding common stock will be owned by our executive officers and directors. The substantial amount of common stock that is owned by our executive officers and directors may adversely affect the development of an active and liquid trading market.

Our historical net income and dividends may not be indicative of our future net income or the dividends we may pay after the offering.

Until the beginning of 2006, our company had only two shareholders and had elected to be taxed as a subchapter S corporation for federal income tax purposes. We have terminated our subchapter S corporation election and became a subchapter C corporation for federal income tax purposes for 2006 and subsequent years. As a result, beginning January 1, 2006, we incur federal income tax expense at rates up to 35% of taxable income, which is likely to reduce our future net income compared with net income reported for prior years.

Any dividends we pay on our common shares after the offering will likely be less than the dividends we historically paid as a subchapter S corporation. We paid a $0.20 per share dividend during each of the first and second quarters of 2006. Before 2006, we were generally not subject to federal income tax at the corporate level, which reduced our income tax expense on a consolidated basis for 2005 and prior years. Until 2006, our dividend policy had been to pay cash dividends to our shareholders in an amount not less than the tax they owed on their per share portion of our taxable income. Our two shareholders generally paid individual income taxes at the highest federal and Kentucky rates. Beginning in 2006, our shareholders will no longer owe tax on their proportional share of our taxable income, and we have revised our dividend policy accordingly.

Purchasers of our common stock will experience immediate dilution.

If you purchase common stock in this offering, based on an assumed public offering price of $24.50 per share (the mid-point of the price range shown on the cover page of this prospectus), you will incur immediate dilution in pro forma as adjusted tangible book value of approximately $12.56 per share. In addition, if you purchase shares from us in this offering, you will contribute 38.4% of the total amount invested in our company to date, based on an assumed initial price to the public of $24.50 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, but will own only approximately 16.4% of our shares of common stock outstanding after the closing of this offering. In our reorganization, which was consummated on December 31, 2005, we issued 1,332,447 shares of our convertible non-voting common stock to the other shareholders of our three partially owned subsidiary bank holding companies. The convertible non-voting common stock was valued at $25.50 per share, which was the same value as the voting common stock. For their interests, our chairman, our president and chief executive officer and our chairman’s brother together received 872,146 of the shares of our convertible non-voting stock issued in the reorganization. See “Dilution.”

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future.

Your share ownership may be diluted by the issuance of additional shares of our common stock or securities convertible into common stock in the future. As of August 25, 2006, a total of 223,820 shares of our common stock were issuable under options granted under our current Porter Bancorp 2006 stock incentive plan and the Ascencia stock option plan. There are also 39,100 shares of unvested restricted stock outstanding. Likewise, 431,084 shares, or 5.7% of our outstanding shares of common stock upon completion of this offering, are reserved for future issuance to officers and employees under our 2006 stock incentive plan and our stock option plan for non-employee directors.

It is probable that options to purchase our common stock will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. Our option plan also provides that all issued options automatically and fully vest upon a change in control of our company. See “Management—Employee Plans” for further information. If the stock options are exercised, your share ownership will be diluted.

In addition, our amended and restated articles of incorporation authorize the issuance of up to 19 million shares of common stock upon completion of this offering, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares following the offering will be available for issuance by our board of directors. Therefore, persons who subscribe for shares in the offering will not automatically have the right to subscribe for additional shares of common stock issued at any time in the future. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in us.

Future sales of our common stock could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

After completion of this offering, there will be 7,621,547 shares of our common stock outstanding assuming that the underwriters’ over-allotment is not exercised. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” within the meaning of Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144, or shares purchased under the directed share program, which shares will be subject to a 180-day lock-up period. In addition, approximately 1,332,447 shares of convertible non-voting common stock, which will convert automatically into common stock representing approximately 17.5% of the outstanding common stock upon completion of this offering, will become eligible for sale on December 31, 2006, pursuant to the resale limitations of Rule 144. We, J. Chester Porter and Maria L. Bouvette have agreed to enter into lock-up agreements (and purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, neither we nor they will, without the prior written consent of Sandler O’Neill & Partners, L.P., directly or indirectly, during the period ending one year with respect to Mr. Porter and Ms. Bouvette or 180 days, after the date of this prospectus, offer to sell, or otherwise dispose of any shares of our common stock. Notwithstanding these restrictions, each of Mr. Porter and Ms. Bouvette will be entitled to transfer 100,000 shares of our common stock pursuant to a bona fide gift provided that the donee enters into a lock-up agreement with us for a period to end on the 180-day anniversary of the completion of this offering.

Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the 694,004 shares of our common stock reserved for issuance under the Ascencia stock option plan, the Porter Bancorp 2006 stock incentive plan and our stock option plan for non-employee directors. Accordingly, upon the exercise of options, which may be subject to certain vesting requirements, or the vesting of restricted stock, which may be subject to certain forfeiture restrictions, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our executive officers and directors, and immediately after the lock-up agreements expire by our executive officers and directors.

Our future ability to pay dividends is subject to restrictions.

As a Kentucky corporation, our board of directors has the power to declare such dividends and other distributions out of funds legally available as it deems appropriate. Since we are a holding company with no significant assets other than PBI Bank, we have no material source of income other than dividends that we receive from PBI Bank. Therefore, our ability to pay dividends to our shareholders will depend on PBI Bank’s ability to pay dividends to us. Moreover, banks and bank holding companies are both subject to certain federal and state regulatory restrictions on the payment of cash dividends. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest on, or an event of default has occurred with respect to, our junior subordinated debentures.

In addition, while we currently anticipate paying dividends in the future, we expect that the primary use of our earnings, if any, will be for working capital, to support our operations and to finance the growth and development of our business.

The holders of our junior subordinated debentures have rights that are senior to those of our shareholders.

We have several series of junior subordinated debentures outstanding, with an aggregate liquidation amount totaling $25.0 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities and have provisions which, in the event of noncompliance, could have an adverse effect on our operations. For example, these securities permit us to defer the periodic payment of interest for various periods, but if such payments are deferred, we would be prohibited from paying cash dividends on our common stock during deferral periods and until deferred interest is paid. Future payment of interest on these debentures depends upon PBI Bank’s earnings and ability to pay dividends to us, which may be inadequate to service the obligations.

Your shares of common stock will not be an insured deposit.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future expectations, activities and events that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. The words “believe,” “may,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “plan,” “strive” or similar words, or the negatives of these words, identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed in the “Risk Factors” section of this prospectus, factors that could contribute to those differences include, but are not limited to:

•	our ability to expand and grow our business and operations, including the establishment of additional banking offices and acquisition of additional banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities;

•	changes in the interest rate environment, which may reduce our margins or impact the value of securities, loans, deposits and other financial instruments;

•	general economic or business conditions, either nationally, regionally or locally in the communities we serve, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	the continued service of key management personnel;

•	our ability to attract, motivate and retain qualified employees;

•	factors that increase the competitive pressure among depository and other financial institutions, including product and pricing pressures;

•	the ability of our competitors with greater financial resources to develop and introduce products and services that enable them to compete more successfully than us;

•	legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry; and

•	fiscal and governmental policies of the United States federal government.

Please read the “Risk Factors” section of this prospectus, which discusses other risks, uncertainties and factors that could cause our actual results to differ materially from those projected in any forward-looking statements we make.

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These statements speak only as of the date of this prospectus (or an earlier date to the extent applicable). We have no duty, and do not intend to, update these statements unless applicable laws require us to do so.

USE OF PROCEEDS

In this offering of our common stock, we are selling 1,250,000 shares and selling shareholders are selling 300,000 shares. We estimate that the net proceeds we will receive from our sale of 1,250,000 shares of common stock in this offering, at an assumed initial public offering price of $24.50 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting offering expenses estimated to be $850,000 and underwriting discounts and commissions, will be approximately $27.6 million. We will not receive any proceeds from the sale of shares of common stock offered by any selling shareholder. A $1.00 increase (or decrease) in the assumed initial offering price of $24.50 would increase (or decrease) net proceeds to us from this offering by $1,162,500, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, we estimate that net proceeds we receive will be approximately $32.9 million after deducting offering expenses and underwriting discounts and commissions.

We plan to use the net proceeds we receive from this offering for general corporate purposes, which may include, among other things, development of new banking offices in Louisville, expansion into new and in existing markets in central Kentucky and to provide additional capital to PBI Bank to support asset growth. We also anticipate that the increase in capital will allow us to pay off $9.5 million in notes that mature on December 31, 2008 and accrue interest at an annual rate of 6.0%, which we issued to buy out a minority shareholder of two of our subsidiaries as part of our recent reorganization.

The precise amount and timing of the application of the net proceeds we receive from this offering depends on many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments including, but not limited to, treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

OUR DIVIDEND POLICY

As a shareholder of a Kentucky corporation, you are entitled to receive such dividends and other distributions when, as and if declared from time to time by our board of directors out of funds legally available for distributions to shareholders. As a bank holding company, our principal source of revenue is the dividends that may be declared from time to time by PBI Bank out of funds legally available for payment of dividends. Although we are not subject to all of the statutory restrictions on dividends and stock redemptions applicable to a bank under banking laws, our ability to pay dividends depends upon our receipt of dividends paid by our subsidiary bank, which is governed by the banking laws of Kentucky.

A Kentucky chartered bank may declare a dividend of an amount of the bank’s net profits as the board deems appropriate. The approval of the Kentucky Office of Financial Institutions is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt.

Until 2006, we operated as a subchapter S corporation, and our dividend policy was to pay cash dividends to our shareholders in an amount not less than the tax they owed on their per share portion of our taxable income. Effective December 31, 2005, we became a subchapter C corporation for federal income tax purposes, and our shareholders are no longer taxed on their proportional share of our net income. For this reason, any dividends we may pay after the offering will be less than the dividends we historically paid when we were a subchapter S corporation. We currently anticipate paying dividends on a quarterly basis. During each of the first and second quarters of 2006, we declared and paid a dividend to the shareholders of $0.20 per share. Any future determination relating to the payment of dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors that our board of directors may deem relevant. We cannot assure you that we will pay any dividends in the future.

In addition, we have issued an aggregate of approximately $25.0 million in our junior subordinated debentures to our subsidiary trusts. We pay interest on the debentures, which is used by the trusts to pay distributions on the trust preferred securities issued by them. The indenture governing the issuance of each of these debentures provides that if we fail to make an interest payment on the debentures, we would be prohibited from paying dividends on our common stock until all debenture interest payments are current. Accordingly, if we are unable to pay interest on these debentures, we will be unable to pay dividends on our common stock.

MARKET PRICE OF OUR COMMON STOCK

There has been no public market for our common stock before this offering. Before we completed a series of corporate reorganizations at the end of 2005, our chairman of the board and our president and chief executive officer owned all of our outstanding common shares. As part of the reorganization, we issued shares of convertible non-voting common stock to holders of minority interests in two of our subsidiary bank holding companies, which were valued at $25.50 per share for purposes of the transaction, the same value as our voting common stock at that time. The convertible non-voting common stock will automatically convert into our voting common stock on a share-for-share basis immediately before completion of this offering. We are not aware of any subsequent transactions or trades involving our common stock. As of August 25, 2006, there were approximately 125 holders of record of our common stock.

We anticipate that this offering and the quotation of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined in the trading market. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors to be considered in setting the initial public offering price.

DILUTION

If you invest in our common stock, you will suffer dilution to the extent the initial public offering price per share of our common stock exceeds the tangible book value of our common stock immediately after this offering. The tangible book value of our common stock as of June 30, 2006 was approximately $63.4 million, or $9.95 per share of common stock. Tangible book value represents stockholders’ equity, less intangible assets, accumulated other comprehensive income and goodwill, divided by the number of shares of common stock outstanding.

Dilution in tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma tangible book value per share of our common stock immediately after the offering. After giving effect to the issuance and sale of 1,250,000 shares of our common stock in this offering and our receipt of approximately $27.6 million in net proceeds from such sale, based on an assumed public offering price of $24.50 per share (the mid-point of the price range shown on the cover page of this prospectus), not including the issuance of an additional 232,500 shares pursuant to the underwriters’ over-allotment option, and after deducting the underwriters’ discounts and commissions and the estimated expenses of the offering, our pro forma tangible book value as of June 30, 2006 would have been approximately $91.0 million, or $11.94 per share. This amount represents an immediate increase in tangible book value per share of $1.99 to existing shareholders and an immediate dilution of $12.56 per share to purchasers of our common stock in this offering.

The following table illustrates the per share dilution to the new investors as of June 30, 2006:

		Per Share
Assumed initial public offering price per share		$24.50
Tangible book value per share as of June 30, 2006	$9.95
Increase per share attributable to new investors	$1.99

Pro forma tangible book value per share after the offering		$11.94

Dilution per share to new investors		$12.56

A $1.00 increase (or decrease) in the assumed initial offering price of $24.50 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (or decrease) the pro forma as adjusted tangible book value as of June 30, 2006 by $1,162,500, or $0.15 per common share and the dilution per share to new investors by $0.85 assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

The following table summarizes, as of June 30, 2006, the total number of shares of common stock purchased from us, and the total consideration paid to us by existing shareholders and new investors for our common stock, before deducting underwriting discounts and commissions and estimated offering expenses, and the average price per share paid by existing shareholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $24.50 per share (the mid-point of the price range shown on the cover page of this prospectus). The shares of common stock outstanding exclude shares of common stock reserved for issuance under our stock option plans, of which 39,250 shares of unvested restricted stock are issued and outstanding and 223,820 shares are subject to outstanding options as of June 30, 2006. To the extent that options are exercised or other share awards are made under our stock option plans, there will be further dilution to new investors.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands, except per share data)
Shareholders existing as of June 30, 2006	6,371,697	83.6%	$49,104	61.6%	$7.71
New investors for this offering	1,250,000	16.4	30,625	38.4	24.50

Total	7,621,697	100.0%	$79,729	100.0%	$10.46

A $1.00 increase (or decrease) in the assumed initial public offering price of $24.50 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (or decrease) the total consideration paid by new investors to us, total consideration paid by all shareholders to us and average price per share paid by all shareholders to us by $1,250,000, $1,250,000 and $0.16, respectively, assuming the number of shares offered by us, as set forth on the cover page, remains the same.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis; and

•	on an “as adjusted for this offering” basis to give effect to:

(i)	our issuance and sale of 1,250,000 shares of common stock in this offering, assuming that the underwriters’ over-allotment is not exercised, at the assumed initial public offering price of $24.50 per share, which is the mid-point of the price range set forth on the cover page of this prospectus; and

(ii)	the conversion of 1,371,697 shares of our convertible non-voting common stock outstanding as of June 30, 2006 to shares of voting common stock on a share-for-share basis that will occur automatically immediately before completion of this offering.

	As of June 30, 2006
	Actual	As adjusted for this offering
	(dollars in thousands)
Long-term debt:
Notes payable (1)	$9,500	$9,500
FHLB advances (2)	68,180	68,180
Junior subordinated debentures	25,000	25,000

Total long-term debt	102,680	102,680

Stockholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value; 10,000,000 shares authorized; 5,000,000 shares issued and outstanding; 19,000,000 shares authorized and 7,622,047 shares issued and outstanding on an adjusted basis (3)	25,638	65,791
Convertible non-voting common stock, no par value; 9,000,000 shares authorized; 1,371,697 shares issued and outstanding; 0 shares authorized and outstanding on an adjusted basis (3)	12,522	—
Paid-in capital	10,944	10,944
Retained earnings	27,647	27,647
Accumulated other comprehensive loss	(1,214)	(1,214)

Total stockholders’ equity	75,537	103,168

Total capitalization	$178,217	$205,848

Capital Ratios: (4)
Leverage ratio (5)	9.15%	11.67%
Tier 1 risk-based capital ratio	11.02	13.97
Total risk-based capital ratio	12.27	15.23

(1)	Includes $9.5 million in notes that may be paid off with the proceeds of this offering. If these notes are paid off, our notes payable and our total debt, on an adjusted basis, will be reduced by $9.5 million. See “Use of Proceeds” for more information regarding the potential pay off of these notes.
(2)	Excludes approximately $9.5 million in FHLB advances that are due within 12 months.
(3)	Includes 39,250 shares of unvested restricted convertible non-voting common stock that were issued and outstanding as of June 30, 2006. The convertible non-voting common stock issued on December 31, 2005 has the same value per share as our voting common stock. The issued and unissued authorized shares of our convertible non-voting common stock will automatically convert into issued and unissued authorized shares of voting common stock on a one-for-one basis immediately before completion of this offering.

(4)	These ratios are explained in the section of this prospectus captioned “Supervision and Regulation.” As of June 30, 2006, all $25.0 million of our junior subordinated debentures associated with the trust preferred securities counted as Tier 1 capital under current Federal Reserve Board guidelines.
(5)	The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting goodwill, intangible assets, other accumulated comprehensive income (loss), and net deferred assets in excess of regulatory maximum limits.

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our balance sheets and statements of income. This section should be read in conjunction with our consolidated financial statements and accompanying notes and other detailed information included in this prospectus.

Overview

We operate 13 full-service banking offices in nine counties in Kentucky under a single bank charter with the name PBI Bank. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central Kentucky from banking offices in Cumberland, Butler, Green, Hart, Edmonson and Barren Counties. Our markets have experienced annual positive deposit growth rates in recent years with the trend expected to continue for the next few years.

In our last two full fiscal years we have acquired two banks in Glasgow. In our July 30, 2004 acquisition of United Community Bank, we acquired $37.9 million in assets and $31.0 million in deposits and recorded $165,000 in goodwill and $431,000 in core deposit intangibles. In our January 31, 2005 acquisition of Citizens Financial Bank, we acquired $37.9 million in assets and $31.1 million in deposits and recorded $974,000 in goodwill and $189,000 in core deposit intangibles. These acquisitions established our presence in the Bowling Green market in south central Kentucky. We completed the integration of these acquired operations in the first half of 2005.

In 2005, we completed a reorganization in which we acquired the minority interests of our three partially owned bank holding companies and consolidated our five subsidiary banks under the common control of our founders into a single bank. In the reorganization, we terminated the elections by our company and our banking subsidiary to be subchapter S corporations for federal income tax purposes. As a subchapter S corporation with two shareholders, we historically paid a substantial portion of our net income as dividends to fund the tax liability our shareholders owed on our income and to provide a return on their investment. Dividends paid in 2005, our last year as a subchapter S corporation, represented 69.4% of our net income. As a C corporation, we now pay federal and state income taxes directly, but our shareholders no longer have to pay taxes on their share of our income, and we have adjusted our dividend policy accordingly. Subject to our future earnings, capital requirements, financial condition, future prospects and other factors our board of directors deems relevant, we plan to pay a substantially smaller dividend that will provide a return on investment to our shareholders.

In the first six months of 2006 we recorded income tax expense of $3.3 million, a 32.4% effective tax rate compared with income tax expense of $1.9 million, a 20.0% effective tax rate, for the first six months of 2005. During the first six months of 2006 we paid a dividend of $0.40 per share, which totaled $2.5 million, or 25.1% of our pre-tax income and 37.2% of our net income for the six months. We retained earnings of $4.3 million, or 42.4% of our pre-tax income and 62.8% of our net income for the six months, which increased stockholder’s equity. By comparison, in the first six months of 2005, we paid a dividend of $0.63 per share, which totaled $3.7 million, or 39.0% of our pre-tax income and 48.7% of our net income for the six months. During the first six months of 2005 we retained earnings of $3.2 million, or 41.1% of our pre-tax income and 51.3% of our net income for the six months.

The objective of our reorganization has been to streamline our operations and improve our efficiency. Operating one consolidated bank allows us to eliminate duplicative functions. It has also eliminated the need for us to manage the capital adequacy and liquidity of several separate banks in accordance with regulatory requirements. Before our reorganization we had to allocate sources of funding and manage lending limits at each separate bank and allocate loan participations among several subsidiary banks. With one bank we have fewer such regulatory constraints, giving us greater flexibility to manage our investments and our lending and to use our financial resources more productively.

As of the date of this prospectus, we have completed the integration of the operations of all of our former banks. We have not experienced any significant problems in our integration process to date, and we do not anticipate any substantial problems in the future. If problems do arise, we may not realize the efficiencies we expect. We also expect that the savings achieved in the consolidation of our subsidiary banks will offset a majority of the additional operating expenses we will incur as a public company. If our estimates of these expenses or our consolidation savings are inaccurate, it could reduce our net income.

As part of our reorganization, we renamed our consolidated subsidiary PBI Bank to create a single brand name for our banking operations throughout our market areas. Our ongoing campaign to introduce our new brand to our markets involves significant advertising costs. Although we believe that having a single well known bank will provide a competitive advantage, and the initial reaction of customers to our branding campaign has been positive, the benefits of the campaign ultimately may not outweigh its costs.

Since 2001, we have raised approximately $25.0 million through the issuance of junior subordinated debentures to our subsidiary trusts in connection with trust preferred securities issuances, which has enabled us to maintain our status as a well-capitalized institution, sustain our continued loan growth and finance acquisitions.

We generate earnings from multiple sources. We attract customer deposits through our branch locations and our Ascencia online division. These deposits include non-interest-bearing demand deposit transaction accounts, interest-bearing checking and money market transaction accounts, savings accounts and various time deposits such as certificates of deposit and individual retirement accounts. By emphasizing high quality customer service, we have developed a loyal customer deposit base that provides a dependable source of core deposits. Our Ascencia division gives us ready access to nationwide internet deposit opportunities. Funding our operations from diversified sources allows us to expand our lending without excess reliance on wholesale funding.

With our deposits, we originate loans to individuals and businesses. Our net interest income represents the difference between the interest income on earning assets such as loans and securities and interest expense on liabilities such as customer deposits and other borrowed funds. We measure total revenue as net interest income plus non-interest income. Net interest income represented 87.3% of our revenue in the first six months of 2006 and 85.3% of our revenue during 2005. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect our interest income.

Since 2005, market interest rates have been steadily increasing as a result of the Federal Reserve Board’s monetary policies. Our net interest margin has improved in the current interest rate environment because we are in an asset-sensitive position, meaning that our interest-earning assets exceed our interest-bearing liabilities in a one-year time horizon. In addition, a substantial percentage of our loan portfolio (66.8% of our total loans as of June 30, 2006) has been comprised of variable rate loans that reprice as interest rates rise. However, the positive impact of increasing interest rates has diminished recently as our interest-bearing time deposits have matured and repriced at higher rates. In the future if interest rates begin to decline, our margins could also decrease until we can adjust the mix of our assets and liabilities to compensate for the changed interest rate environment.

We focus on commercial and commercial real estate lending, both in markets where we have banking offices and other growing markets in our region. Commercial, commercial real estate and real estate construction loans accounted for 69.8% of our total loan portfolio as of June 30, 2006, and 68.9% as of December 31, 2005, and contributed significantly to our earnings. Commercial lending generally produces higher yields than residential lending, but requires more rigorous underwriting standards and credit quality monitoring.

Fee income from deposit accounts and net gains on sales of government guaranteed loans comprised 6.4% and 0.5% respectively, of our total revenue during the first six months of 2006 and 6.7% and 2.7%, respectively, during 2005. Generally, we receive the largest portion of our fee income from our deposit accounts in the form of service fees. We generate premium income from the sale of the guaranteed portion of loans made under our government guaranteed lending program.

We also generate earnings through the sale of securities and mortgage loans held-for-sale and the disposal of other assets from time to time. While it is not uncommon to see gains and or losses from these sales, these realized gains or losses can fluctuate from period to period. This inconsistency is directly related to the availability and/or market for these types of assets that we might want to sell.

Our largest expenses are interest on our deposits and salaries and related employee benefits. Our emphasis on customer service requires us to incur the expenses necessary to maintain the retail and administrative personnel needed to deliver a consistently high level of customer service. We also expect to continue to grant equity-based awards as an element of our compensation policies and will record compensation expense for the stock options and other equity-based awards we grant at the time of grant. We have established a compensation committee that will be principally responsible for determining the compensation for our senior officers.

We generally measure our performance by calculating our return on average assets, return on average equity and regulatory leverage and risk-based capital ratios. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense by the sum of net interest income and non-interest income excluding gains (losses) on sales of securities.

We have improved our return on average equity, return on average assets and efficiency ratio during each of the last three years. In 2005, our return on average equity was 21.21%, our return on average assets was 1.55% and our efficiency ratio was 47.96%. When adjusted to reflect our reorganization, had it occurred on January 1, 2005, including the additional income tax expense we would have incurred as a result of the termination of our subchapter S corporation status, our return on average equity would have been 20.02% and our return on average assets would have been 1.21%. Our efficiency ratio was not affected by the reorganization. During the first six months of 2006, our return on average equity was 18.45%, our return on average assets was 1.39% and our efficiency ratio was 48.70%. While we will continue to emphasize operating efficiency and eliminate duplicative functions, we anticipate that future improvements in our operating results, if any, will likely result from our growth initiatives.

The following discussion and analysis covers the primary factors affecting our performance and financial condition.

Application of Critical Accounting Policies

Our accounting and reporting policies comply with GAAP and conform to general practices within the banking industry. We believe that of our significant accounting policies, the following may involve a higher degree of management assumptions and judgments that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses. We maintain an allowance for loan losses sufficient to absorb probable incurred credit losses existing in the loan portfolio, and our senior loan committee evaluates the adequacy of the allowance for loan losses on a quarterly basis. We estimate the adequacy of the allowance using, among other things, historical loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and current economic conditions. While we estimate the allowance for loan losses, in part, based on historical losses within each loan category, estimates for losses within the commercial real estate portfolio are more dependent upon credit analysis and recent payment performance. Allocation of the allowance may be made for specific loans or loan categories, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The methodology for allocating the allowance for loan losses takes into account our increase in commercial and consumer lending. We increase the amount of the allowance allocated to commercial loans and consumer loans in response to the growth of the commercial and consumer loan portfolios and management’s recognition of the higher risks and loan losses in these lending areas. Allowance estimates are developed based on actual loss experience adjusted for current economic conditions. Allowance estimates are considered a prudent measurement of the risk in the loan portfolio and are applied to individual loans based on loan type. If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, the allowance for loan losses and provision for loan losses on the income statement could be materially affected.

Goodwill and Intangible Assets. Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit. If the fair value, net of goodwill, exceeds book value, then goodwill is not considered to be impaired. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. Other identifiable intangible assets that are subject to amortization are amortized on an accelerated basis over the years expected to be benefited, which we believe is 10 years. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value to carrying value. Based on our annual goodwill impairment test as of December 31, 2005, we do not believe any of our goodwill is impaired as of that date. While we believe no impairment existed at December 31, 2005 under accounting standards applicable at that date, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of our impairment evaluation and financial condition or future results of operations.

Stock-based Compensation. We adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R “Share-Based Payment (Revised 2004),” on January 1, 2006. Among other things, SFAS No. 123R eliminates the ability to account for stock-based compensation using the intrinsic value based method of accounting and requires that such transactions be recognized as compensation expense in the income statement based on their fair values on the date of the grant. SFAS No. 123R requires that management make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, such as volatility, risk-free interest rates and dividend pay-out rates.

Treatment of Deferred Tax Asset. We have approximately $4.0 million in deferred tax assets as of June 30, 2006. A majority of the deferred tax assets were created in connection with the conversion of our company and our surviving bank subsidiary from Subchapter S corporations to Subchapter C corporations for federal income tax purposes. We will evaluate the deferred tax asset quarterly and will realize this asset to the extent we are profitable or carry back tax losses to periods in which we paid income taxes. Our determination of the realization of the deferred tax asset will be based upon our judgment of various future events and uncertainties, including the timing and amount of future income we will earn and the implementation of various tax plans to maximize realization of the deferred tax assets. We believe that we will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact our tax liabilities and resulting provisions for income taxes.

Results of Operations

For the Six Months Ended June 30, 2006 and 2005

The following table summarizes components of income and expense and the change in those components for six months ended June 30, 2006 compared with the same period of 2005:

	For the Six Months Ended June 30,		Change from Prior Period
	2006	2005	Amount	Percent
	(dollars in thousands)
Gross interest income	$34,934	$29,014	$5,920	20.40%
Gross interest expense	16,480	11,670	4,810	41.22
Net interest income	18,454	17,344	1,110	6.40
Provision for loan losses	753	1,053	(300)	(28.49)
Non-interest income	2,669	2,923	(254)	(8.69)
Gain on sale of securities	27	56	(29)	(51.79)
Non-interest expense	10,287	9,852	435	4.42
Net income before taxes	10,110	9,418	692	7.35
Minority interest (1)	0	678	(678)	(100.00)
Income tax expense	3,277	1,880	1,397	74.31
Net income	6,833	6,860	(27)	(0.39)

(1)	We bought out the minority interests in our subsidiary bank holding company in our December 31, 2005 reorganization.

Net income for the six months ended June 30, 2006 resulted in a return on average assets of 1.39% and a return on average equity of 18.45% compared with a return on average assets of 1.49% and a return on equity of 20.34% for six months ended June 30, 2005. Our change to C corporation status for federal income tax purposes, effective December 31, 2005, increased income tax expense by $1.4 million for the first six months of 2006 compared with the same period of 2005.

During the first six months of 2006 net income decreased by 0.39% over the comparable period of 2005 primarily as a result of increased income tax expense. Net interest income increased $1.1 million, or 6.4%, over the same period of 2005 as a result of growth in the loan portfolio and rising yields on loans. Our allowance for loan losses decreased $300,000 from the comparable period of 2005 due to fewer charge-offs. We increased our allowance for loan losses to 1.54% of total loans at the end of 2005 following a thorough review of the loan portfolio. Non-interest income declined by $254,000 primarily due to the variable nature of premium recognition from sales of government guaranteed loans, and non-interest expense increased by $435,000 primarily due to planned increases in personnel, rising benefit costs and the current advertising campaign.

Net Interest Income. The principal source of our revenue is net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, such as interest-bearing deposits and other borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets, and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

Our net interest income was $18.5 million for the six months ended June 30, 2006, an increase of $1.1 million, or 6.40%, compared with $17.3 million for the same period in 2005. The increase in net interest income was primarily the result of higher loan volume as well as higher interest rates on our loan portfolio. The increase of $44.2 million in average loans was due to organic growth in our loan portfolio. The increase in interest rates reflects the continuing monetary policies of the Federal Reserve Board, which increased the prime rate from 5.25% at the beginning of 2005 to 8.25% at June 30, 2006. In addition, the amount of our commercial loans that are variable rate loans and reprice almost immediately upon changes in interest rates substantially exceeds the amount of our loans that reprice only periodically or have fixed rates. Management expects our yield on loans to improve if additional increases in market rates occur. However, since the commencement of the rate increase cycle, most of our time deposits have matured and repriced at higher rates, putting pressure on our net interest margin and spread. Our net interest margin was 4.02% for the six months ended June 30, 2006, and 3.99% for the six months ended June 30, 2005. Our net interest spread decreased to 3.57% for the six months ended June 30, 2006, compared with 3.59% for the same period in 2005.

Our average interest-earning assets were $934.8 million for the six months ended June 30, 2006, compared with $883.9 million for the six months ended June 30, 2005, a 5.8% increase primarily attributable to organic loan growth. Average loans were $804.7 million for the six months ended June 30, 2006, compared with $760.5 million for the six months ended June 30, 2005, a 5.8% increase. Our total interest income increased by 20.4% to $34.9 million for the six months ended June 30, 2006, compared with $29.0 million for the same period in 2005. The change was due to higher interest rates and to a lesser extent a higher volume of loans.

Our average interest-bearing liabilities also increased by 7.6% to $836.6 million for the six months ended June 30, 2006, compared with $777.2 million for the six months ended June 30, 2005. Our total interest expense increased by 41.22% to $16.4 million for the six months ended June 30, 2006, compared with $11.7 million during the same period in 2005, due primarily to an increase in the volume of, and higher interest rates paid on, our certificates of deposit. Our average volume of certificates of deposit increased by 13.2% to $630.7 million for the six months ended June 30, 2006 compared with $557.0 million for the six months ended June 30, 2005. The average interest rate paid on our certificates of deposits increased to 4.11% for the six months ended June 30, 2006 compared with 3.22% for the six months ended June 30, 2005. The increase in cost of funds was the result of the continued repricing of certificate of deposit maturities that have been rolling off at lower rates into current higher interest rates. Our certificate of deposit volume increase also reflected increased interest rates. Going forward, we expect our cost of funds to continue to increase as the general market deposit rates have become increasingly competitive with the recent upward trend in interest rates.

Average Balance Sheets

The following table sets forth the average daily balances, the interest earned or paid on such amounts and the weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented.

	For the Six Months Ended June 30, 2006			For the Six Months Ended June 30, 2005
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables: (1)(2)
Real estate	$707,163	$28,005	7.99%	$663,407	$22,818	6.94%
Commercial	53,536	2,168	8.17	49,769	1,824	7.39
Consumer	30,182	1,314	8.78	32,896	1,436	8.80
Agriculture	12,376	536	8.73	12,904	479	7.49
Other	1,441	33	4.62	1,474	31	4.24
U.S. Treasury and agencies	21,342	400	3.78	15,893	288	3.65
Mortgage-backed securities	57,434	1,290	4.53	59,686	1,207	4.08
State and political subdivisions securities (3)	17,495	368	6.43	14,012	305	6.65
Corporate bonds	2,378	78	6.61	4,063	134	6.65
FHLB stock	8,536	243	5.74	8,092	189	4.71
Other equity securities	3,490	82	4.74	3,732	73	3.94
Federal funds sold	17,731	386	4.39	15,893	209	2.65
Interest-bearing deposits in other financial institutions	1,679	31	3.72	2,073	21	2.04

Total interest-earning assets	934,783	34,934	7.54%	883,894	29,014	6.62%
Less: Allowance for loan losses	(12,574)			(11,431)
Non-interest-earning assets	61,243			48,265

Total assets	$983,452			$920,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposits and other time deposits	$630,739	$12,840	4.11%	$556,978	$8,890	3.22%
NOW and money market deposits	87,589	910	2.10	110,477	961	1.75
Savings accounts	22,973	77	0.68	27,125	72	0.54
Federal funds purchased and repurchase agreements	5,442	116	4.30	7,104	102	2.90
FHLB advances	55,265	1,228	4.48	50,447	875	3.50
Junior subordinated debentures	25,000	1,021	8.24	25,000	767	6.19
Other borrowing	9,586	288	6.06	100	3	6.05

Total interest-bearing liabilities	836,594	16,480	3.97%	777,231	11,670	3.03%
Non-interest-bearing liabilities:
Non-interest-bearing deposits	65,146			63,926
Minority interest in unconsolidated subsidiaries	—			8,375
Other liabilities	7,020			3,171

Total liabilities	908,760			852,703
Stockholders’ equity	74,692			68,025

Total liabilities and stockholders’ equity	$983,452			$920,728

Net interest income		$18,454			$17,344

Net interest spread			3.57%			3.59%

Net interest margin			4.02%			3.99%

Ratio of average interest-earning assets to average interest-bearing liabilities			111.74%			113.72%

(1)	Includes loan fees in both interest income and yield calculation.

(2)	Calculations include non-accrual loans in average loan balances.
(3)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributed to (1) changes in rate (change in rate multiplied by old volume); (2) changes in volume (change in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variances.

	For the Six Months Ended June 30, 2006 vs. 2005
	Increase (decrease) due to change in
	Rate	Volume	Total
	(dollars in thousands)
Interest-earning assets:
Loan receivables	$3,857	$1,611	$5,468
U.S. Treasury and agencies	10	102	112
Mortgage-backed securities	126	(43)	83
State and political subdivisions securities	(10)	73	63
Corporate bonds	(1)	(55)	(56)
FHLB stock	43	11	54
Other equity securities	13	(4)	9
Federal funds sold	151	26	177
Interest-bearing deposits in other financial institutions	13	(3)	10

Total increase in interest income	4,202	1,718	5,920

Interest-bearing liabilities:
Certificates of deposits and other time deposits	2,667	1,283	3,950
NOW and money market deposits	795	(846)	(51)
Savings accounts	12	(7)	5
Federal funds purchased and repurchase agreements	27	(13)	14
FHLB advances	263	90	353
Junior subordinated debentures	254	—	254
Other borrowings	—	285	285

Total increase in interest expense	4,018	792	4,810

Increase in net interest income	$184	$926	$1,110

Non-Interest Income. The following table presents the major categories of non-interest income for the six months ended June 30, 2006 and 2005:

	For the Six Months Ended June 30,
	2006	2005
	(dollars in thousands)
Non-interest income:
Service charges on deposit accounts	$1,348	$1,366
Gains on sales of government guaranteed loans, net	99	544
Gains on sales of residential real estate loans held for sale, net	240	—
Gains on sales of other assets, net	18	62
Gains on sales of investment securities, net	27	56
Other	964	951

Total non-interest income	$2,696	$2,979

Non-interest income decreased by $283,000 to $2.7 million for the six months ended June 30, 2006 compared with $3.0 million for same period during 2005. Our non-interest income decreased due to a decrease in gains on sales of government guaranteed loans of $445,000 or 81.8% for the six months ended June 30, 2006 to $99,000 compared to the same period for 2005. This decrease reflects the cyclical nature of premium recognition on government guaranteed loan originations and the timing on when these loans are closed and sold. The decrease for the six months ended June 30, 2006 was partially offset by gains of $240,000 on sales of residential real estate loans originated by our new PBI Associates Mortgage division, which we acquired in January 2006. We currently do not retain servicing rights with respect to the mortgage loans we sell. We plan to add mortgage products for sale into the secondary market where we retain servicing rights, which would increase our fee income.

Beginning in 2004, we have placed more emphasis on lending under the Business and Industrial Loan Guarantee Program administered by the Rural Business-Cooperative Service of the United States Department of Agriculture (“USDA”). The program makes an annual allocation of available credits to guarantee loans to promote rural economic development, giving priority to loans in rural communities with populations of 25,000 or less. Participating lenders submit proposals for individual projects meeting specific criteria in a competitive process, and there is ordinarily several months between the time a conditional commitment is awarded for a project and the loan closing. Accordingly, we expect the amount of income we earn from the sale of USDA guaranteed loans will fluctuate from period to period.

Non-Interest Expense. The following table presents for the periods indicated the major categories of non-interest expense:

	For the Six Months Ended June 30,
	2006	2005
	(dollars in thousands)
Non-interest expense:
Salaries and employee benefits (1)	$5,885	$5,633
Occupancy and equipment	1,360	1,450
State franchise tax	540	492
Professional fees	479	479
Advertising	319	154
Communications	283	279
Postage and delivery	264	252
Office supplies	253	217
Other real estate owned expense	123	110
Other non-interest expense	781	786

Total non-interest income	$10,287	$9,852

(1)	During the first six months of 2006 we recognized $65,000 of expenses upon the issuance of stock options and restricted stock to employees.

Non-interest expense increased $435,000, or 4.4%, to $10.3 million for the six months ended June 30, 2006 compared with the same period in 2005. The primary factors impacting non-interest expense were additional employee compensation expenses relating to planned growth in our lending staff and the increased cost of our advertising efforts. The largest change occurred in advertising expense, which increased $165,000 or 107.1% for the six months ended June 30, 2006, to $319,000 compared with the same period in 2005. Our advertising campaign is intended to unify our franchise under the PBI Bank name following our recent reorganization by emphasizing that all PBI Bank offices offer the same high quality service with the convenience of a network of banking offices and the availability of a wider variety of products and services and resources typically associated with a regional bank.

Our efficiency ratio was 48.70% for the six months ended June 30, 2006 compared with 48.61% for the six months ended June 30, 2005. The efficiency ratio is a supplemental financial measure utilized in management’s internal evaluation of our performance and is not defined under GAAP. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. The results reflect our continued efforts to maintain low operating expenses.

Income Tax Expense. Income tax expense was $3.3 million for the six months ended June 30, 2006 compared with $1.9 million for the same period in 2005. During 2005, our company and one of our former subsidiaries were subchapter S corporations. As such, our company and our former S corporation subsidiary were not historically subject to federal income tax at the corporate level, while certain other of our subsidiaries were subject to federal income tax. After 2005, all of our income and all of the income of our single combined subsidiary bank will be subject to federal income tax. On December 31, 2005, when we voluntarily terminated our Subchapter S election, certain deferred tax assets and liabilities were reinstated. Income tax expense would have increased approximately $1.3 million for the six months ended June 30, 2005 had we and our bank subsidiary that were subchapter S corporations been subject to federal income tax during that period.

For the Years Ended December 31, 2005, 2004 and 2003

The following table summarizes components of income and expense and the changes in those components for 2005 compared with 2004:

	For the Years Ended December 31,		Change from Prior Period
	2005	2004	Amount	Percent
	(dollars in thousands)
Gross interest income	$62,054	$49,947	$12,107	24.2%
Gross interest expense	25,665	19,698	5,967	30.3
Net interest income	36,389	30,249	6,140	20.3
Provision for loan losses	3,645	2,533	1,112	43.9
Non-interest income	5,433	4,553	880	19.3
Non-interest expense	20,047	17,725	2,322	13.1
Net income before taxes	18,130	14,544	3,586	24.7
Minority interest	1,314	898	416	46.3
Income tax expense	2,201	2,759	(558)	(20.2)
Net income	14,615	10,887	3,728	34.2

Net income for 2005 resulted in a return on average assets of 1.55% and a return on average equity of 21.21% compared with return on average assets of 1.31% and return on average equity of 16.98% for the year ended December 31, 2004.

The increase in earnings between periods was primarily attributable to a $6.1 million increase in net interest income due to growth in our loan portfolio, rising yields on our loans and increases in non-interest income of $880,000. These improvements were partially offset by a $1.1 million increase in the provision for loan losses due primarily to growth in our loan portfolio and by a $2.3 million increase in non-interest expense that was principally due to planned increases in personnel.

The following table summarizes components of income and expense and the changes in those components for 2004 compared with 2003:

	For the Years Ended December 31,		Change from Prior Period
	2004	2003	Amount	Percent
	(dollars in thousands)
Gross interest income	$49,947	$45,964	$3,983	8.7%
Gross interest expense	19,698	19,851	(153)	(0.8)
Net interest income	30,249	26,113	4,136	15.8
Provision for loan losses	2,533	2,773	(240)	(8.7)
Non-interest income	4,553	4,346	207	4.8
Non-interest expense	17,725	16,570	1,155	7.0
Net income before taxes	14,544	11,116	3,428	30.8
Minority interest	898	731	167	22.8
Income tax expense	2,759	1,999	760	38.0
Net income	10,887	8,386	2,501	29.8

Net income for the year ended December 31, 2004, resulted in a return on average assets of 1.31% and a return on average equity of 16.98%. These performance ratios compare with a return on average assets of 1.13% and a return on average equity of 13.56% for the year ended December 31, 2003.

The increase in earnings between periods was primarily attributable to a $4.1 million increase in net interest income due to an improved net interest margin and growth in our loan portfolio, a $207,000 increase in non-interest income and a $240,000 decrease in the provision for loan losses attributable to improving asset quality. These improvements were partially offset by a $1.2 million increase in non-interest expense primarily associated with planned increases in our commercial lending staff.

Net Interest Income. Our net interest income was $36.4 million for the year ended December 31, 2005, an increase of $6.2 million, or 20.5%, compared with $30.2 million for the same period in 2004. Our net interest margin was 4.06% for the year ended December 31, 2005, and 3.84% for the year ended December 31, 2004. These increases were primarily the result of higher loan volume as well as higher interest rates on our loan portfolio. Of the $88.6 million increase in average loans, $27.4 million was related to our acquisition of Citizens Financial Bank in Glasgow in January 2005. The remaining increase of $61.2 million was related to organic growth in our loan portfolio. The increase in interest rates reflects the monetary policies recently implemented by the Federal Reserve Board, which increased the prime rate from 5.25% to 7.25% during 2005. Because we are in an asset sensitive position, meaning that our interest-earning assets exceed our interest-bearing liabilities, this increase in rates has improved our net interest margin. In addition, the amount of our commercial loans that are variable rate loans and reprice almost immediately upon changes in interest rates substantially exceeds the amount of our loans that reprice only periodically or have fixed rates. Management expects our yield on loans to improve if additional increases in market rates occur. Our net interest spread also increased to 3.67% for the year ended December 31, 2005, compared with 3.50% for the same period in 2004.

Our average interest-earning assets were $904.5 million for the year ended December 31, 2005, compared with $794.9 million for the year ended December 31, 2004, a 13.8% increase attributable to loan growth due in part to our acquisition of Citizens Financial Bank. Average loans were $776.2 million for the year ended December 31, 2005, compared with $684.5 million for the year ended December 31, 2004, a 13.4% increase. Due primarily to increased volumes in our loan portfolio, our total interest income increased by 24.4% to $62.1 million for the year ended December 31, 2005, compared with $49.9 million during 2004.

Our average interest-bearing liabilities also increased by 13.9% to $795.5 million for the year ended December 31, 2005, compared with $698.6 million for the year ended December 31, 2004. Our total interest expense increased by 30.5% to $25.7 million for the year ended December 31, 2005, compared with $19.7 million during 2004. The increase in our interest expense was due primarily to an increase in the volume of, and higher interest rates paid on, our certificates of deposit. Our average volume of certificates of deposit increased by 14.6% to $568.4 million for the year ended December 31, 2005, from $496.1 million for the year ended December 31, 2004. The average interest rate paid on our certificates of deposits increased to 3.40% for the year ended December 31, 2005 compared with 3.14% for the year ended December 31, 2004. The increase in cost of funds was the result of the continued repricing of certificate of deposit maturities rolling off at lower rates into current higher interest rates. Our certificate of deposit volume increase also reflected increased interest rates. Going forward, we expect our cost of funds to increase as the general market deposit rates have become increasingly competitive with the recent upward trend in interest rates.

Net interest income for the year ended December 31, 2004 increased $4.1 million or 15.7% to $30.2 million compared with $26.1 million for the year ended December 31, 2003. Our net interest margin was 3.84% for the year ended December 31, 2004 and 3.71% for the year ended December 31, 2003. These increases were primarily the result of higher volumes in our loan portfolio despite a 19 basis point decline in the yield on earning assets to 6.32% for 2004 compared with 6.51% for 2003. The decrease in the yield on earning assets was primarily the result of customers with higher rate loans refinancing at lower rates. Average loans increased by $88.8 million or 14.9% due to organic growth in our loan portfolio and our acquisition of United Community Bank in Glasgow in July 2004. Our net interest spread also increased to 3.50% for the year ended December 31, 2004 compared with 3.32% for the same period in 2003.

Our average interest-earning assets were $794.9 million for the year ended December 31, 2004 compared with $708.3 million for the year ended December 31, 2003, a 12.2% increase attributable to loan growth due in part to our acquisition of United Community Bank. Average loans were $684.5 million for the year ended December 31, 2004, compared with $595.7 million for the year ended December 31, 2003, a 14.9% increase.

Despite the decrease in yield on earning assets, increased loan volume caused our total interest income to increase by 8.5% to $49.9 million for the year ended December 31, 2004 compared with $46.0 million during 2003.

Our average interest-bearing liabilities also increased by 12.4% to $698.6 million for the year ended December 31, 2004 from $621.6 million for the year ended December 31, 2003. Our total interest expense declined by 1.0% to $19.7 million for the year ended December 31, 2004, compared with $19.9 million at December 31, 2003. Our cost of funds averaged 2.82% during the year ended December 31, 2004, a decrease of 37 basis points from the average cost of funds of 3.19% for the year ended December 31, 2003. The decrease in cost of funds during 2004 was principally due to the replacement of certificates of deposits bearing higher rates by certificates bearing lower interest rates at maturity.

Average Balance Sheets

The following table sets forth the average daily balances, the interest earned or paid on such amounts and the weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented.

	For the Years Ended December 31,
	2005			2004
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables (1)(2)
Real estate	$678,509	$49,017	7.22%	$598,854	$39,341	6.57%
Commercial	50,434	3,829	7.59	41,076	2,863	6.97
Consumer	32,114	2,858	8.90	31,295	2,753	8.80
Agriculture	13,677	1,095	8.01	11,336	797	7.03
Other	1,473	59	4.01	1,897	88	4.64
U.S. Treasury and agencies	18,886	701	3.71	4,435	166	3.74
Mortgage-backed securities	61,383	2,529	4.12	58,281	2,306	3.96
State and political subdivision securities (3)	15,499	661	6.46	12,632	564	6.76
Corporate bonds	3,364	223	6.63	4,740	308	6.50
FHLB stock	8,199	410	5.00	7,401	305	4.12
Other equity securities	3,688	163	4.42	3,957	224	5.66
Federal funds sold	15,110	455	3.01	17,611	205	1.16
Interest-bearing deposits in other financial institutions	2,151	54	2.51	1,398	27	1.93

Total interest-earning assets	904,487	62,054	6.90%	794,913	49,947	6.32%
Less: Allowance for loan losses	(11,968)			(9,363)
Non-interest-earning assets	50,214			43,654

Total assets	$942,733			$829,204

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit and other time deposits	$568,353	$19,320	3.40%	$496,061	$15,558	3.14%
NOW and money market deposits	112,719	2,164	1.92	93,367	1,244	1.33
Savings accounts	26,210	150	0.57	25,507	144	0.56
Federal funds purchased and repurchase agreements	8,810	308	3.50	7,387	147	1.99
FHLB advances	54,342	2,056	3.78	53,939	1,472	2.73
Junior subordinated debentures	25,000	1,661	6.64	22,200	1,129	5.09
Other borrowing	100	6	6.00	100	4	4.00

Total interest-bearing liabilities	795,534	25,665	3.23%	698,561	19,698	2.82%
Non-interest-bearing liabilities:
Non-interest-bearing deposits	64,395			55,001
Minority interest in unconsolidated subsidiaries	8,465			7,776
Other liabilities	5,417			3,750

Total liabilities	873,811			765,088
Stockholders’ equity	68,922			64,116

Total liabilities and stockholders’ equity	$942,733			$829,204

Net interest income		$36,389			$30,249

Net interest spread			3.67%			3.50%

Net interest margin			4.06%			3.84%

Ratio of average interest-earning assets to average interest-bearing liabilities			113.70%			113.79%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

	For the Years Ended December 31,
	2004			2003
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables (1)(2)
Real estate	$598,854	$39,341	6.57%	$512,838	$35,421	6.91%
Commercial	41,076	2,863	6.97	38,535	2,630	6.82
Consumer	31,295	2,753	8.80	31,149	2,844	9.13
Agriculture	11,336	797	7.03	11,165	775	6.94
Other	1,897	88	4.64	1,964	92	4.68
U.S. Treasury and agencies	4,435	166	3.74	3,148	158	5.02
Mortgage-backed securities	58,281	2,306	3.96	66,040	2,672	4.05
State and political subdivision securities (3)	12,632	564	6.76	7,156	341	7.22
Corporate bonds	4,740	308	6.50	5,207	343	6.59
FHLB stock	7,401	305	4.12	6,867	273	3.98
Other equity securities	3,957	224	5.66	3,956	219	5.54
Federal funds sold	17,611	205	1.16	19,054	185	0.97
Interest-bearing deposits in other financial institutions	1,398	27	1.93	1,216	11	0.90

Total interest earning assets	794,913	49,947	6.32%	708,295	45,964	6.51%

Less: Allowance for loan losses	(9,363)			(7,514)
Non-interest-earning assets	43,654			40,505

Total assets	$829,204			$741,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit and other time deposits	$496,061	$15,558	3.14%	$464,766	$16,667	3.59%
NOW and money market accounts	93,367	1,244	1.33	86,182	1,207	1.40
Savings accounts	25,507	144	0.56	23,724	156	0.66
Federal funds purchased and repurchase agreements	7,387	147	1.99	2,783	46	1.65
FHLB advances	53,939	1,472	2.73	29,826	1,070	3.59
Junior subordinated debentures	22,200	1,129	5.09	14,000	683	4.88
Other borrowing	100	4	4.00	360	22	6.11

Total interest-bearing liabilities	698,561	19,698	2.82%	621,641	19,851	3.19%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	55,001			46,963
Minority interest in unconsolidated subsidiaries	7,776			7,429
Other liabilities	3,750			3,419

Total liabilities	765,088			679,452
Stockholders’ equity	64,116			61,834

Total liabilities and stockholders’ equity	$829,204			$741,286

Net interest income		$30,249			$26,113

Net interest spread			3.50%			3.32%

Net interest margin			3.84%			3.71%

Ratio of average interest earning assets to average interest-bearing liabilities			113.79%			113.94%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (changes in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Year Ended December 31, 2005 vs. 2004			Year Ended December 31, 2004 vs. 2003
	Increase (decrease) due to change in		Total	Increase (decrease) due to change in		Total
	Rate	Volume		Rate	Volume
	(dollars in thousands)
Interest-earning assets:
Loan receivables	$4,532	$6,484	$11,016	$(1,749)	$5,829	$4,080
U.S. Treasury and agencies	(1)	536	535	(13)	21	8
Mortgage-backed securities	97	126	223	(58)	(308)	(366)
State and political subdivision securities	(24)	121	97	(20)	243	223
Corporate bonds	6	(91)	(85)	(5)	(30)	(35)
FHLB stock	70	35	105	10	22	32
Other equity securities	(47)	(14)	(61)	5	0	5
Federal funds sold	274	(24)	250	32	(12)	20
Interest-bearing deposits in other financial institutions	9	18	27	14	2	16

Total increase (decrease) in interest income	4,916	7,191	12,107	(1,784)	5,767	3,983

Interest-bearing liabilities:
Certificates of deposit and other time deposits	1,374	2,388	3,762	(2,393)	1,284	(1,109)
NOW and money market accounts	626	294	920	(52)	89	37
Savings accounts	2	4	6	(26)	14	(12)
Federal funds purchased and repurchase agreements	129	32	161	11	90	101
FHLB advances	573	11	584	(169)	571	402
Junior subordinated debentures	377	155	532	30	416	446
Other borrowings	2	—	2	(6)	(12)	(18)

Total increase (decrease) in interest expense	3,083	2,884	5,967	(2,605)	2,452	(153)

Increase in net interest income	$1,833	$4,307	$6,140	$821	$3,315	$4,136

Non-Interest Income. The following table presents for the periods indicated the major categories of non-interest income:

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Non-interest income:
Service charges on deposit accounts	$2,827	$2,618	$2,418
Other non-interest income	1,913	1,442	1,358
Gains on sales of government guaranteed loans, net	628	58	340
Gains on sales of other assets	46	337	129
Gains on sales of investment securities, net	19	98	101

Total non-interest income	$5,433	$4,553	$4,346

Non-interest income increased by $880,000 to $5.4 million for 2005 compared with $4.6 million for 2004. During 2005 we earned $628,000 from the sale of government guaranteed loans compared with $58,000 during 2004 due to greater emphasis on guaranteed lending, as previously described. Our non-interest income also increased as a result of the acquisition of Citizens Financial Bank in January 2005 and the full-year effect of our United Community Bank acquisition in July 2004. We also recognized $43,000 net gains on sales of fixed assets during the year.

Non-interest income increased by $207,000 to $4.6 million for the year ended December 31, 2004, compared with $4.3 million for 2003. We recognized a $353,000 gain on the sale of an asset acquired in satisfaction of debt, $110,000 of non-interest income attributable to United Community Bank following its acquisition in July 2004, and $116,000 of increased service charges on deposit account income. These increases were partially offset by a $282,000 decrease in gains on sale of government guaranteed loans.

Non-Interest Expense. The following table presents for the periods indicated the major categories of non-interest expense:

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Non-interest expense:
Salaries and employee benefits	$11,489	$9,783	$8,855
Occupancy and equipment	2,692	2,784	2,822
Professional fees	1,132	744	642
State franchise tax	993	980	804
Communications	527	535	554
Postage and delivery	486	422	404
Office supplies	381	371	362
Advertising	362	239	296
Other real estate owned expense	190	249	393
Other non-interest expense	1,795	1,618	1,438

Total non-interest expense	$20,047	$17,725	$16,570

Non-interest expense increased $2.3 million, or 13.1%, to $20.0 million for 2005 compared with 2004. The primary factors impacting non-interest expense were our acquisition of Citizens Financial Bank in January 2005 and the full-year effect of our United Community Bank acquisition in July 2004. Non-interest expense attributed to the acquired operations was $1.9 million for 2005 compared with $698,000 for 2004. Other factors impacting non-interest expense include additional operating and employee compensation expenses relating to planned growth in our lending staff and an average 3% cost of living increase for our employees. Employee compensation and benefits, the largest component of non-interest expense, increased $1.7 million, or 17.4%, during 2005. Our efficiency ratio was 47.96% for 2005 compared with 51.07% for 2004. The improved results are attributable to our continued efforts to maintain low operating expenses coupled with our improved net interest income and non-interest income.

Non-interest expense increased $1.2 million, or 7.0%, to $17.7 million for the year ended December 31, 2004 compared with 2003. The most significant factor impacting non-interest expense for the period was the acquisition of United Community Bank. Non-interest expense attributed to Glasgow was $698,000 for 2004. In addition, employee compensation and benefits increased $928,000, or 10.48% for 2004, of which approximately $287,000 is attributable to Glasgow. The increase in employee compensation principally reflects planned additions to our lending staff and an average 3.5% cost of living increase for our employees. Our efficiency ratio improved to 51.07% for the year ended December 31, 2004 from 54.58% for the year ended December 31, 2003.

Income Tax Expense. Income tax expense was $2.2 million for 2005 compared with $2.8 million for 2004 and $2.0 million for 2003.

As subchapter S corporations, our company and one of our former subsidiaries have not historically been subject to federal income tax at the corporate level. However, certain other of our subsidiaries have been subject to federal income tax. After 2005, all of our income will be subject to federal income tax. On December 31, 2005, when we voluntarily terminated our Subchapter S election, certain deferred tax assets and liabilities were reinstated, effectively reducing 2005 income tax expense by $1.5 million. Income tax expense would have increased approximately $4.0 million for 2005 and approximately $2.2 million for the year ended December 31, 2004, had we and our bank subsidiaries that were subchapter S corporations been subject to federal income tax during those periods.

Analysis of Financial Condition

Total assets at June 30, 2006 were $1.0 billion compared with $991.5 million at December 31, 2005, an increase of $21.9 million or 2.2%. The increase was primarily attributable to an increase in cash and due from financial institutions of $22.9 million and an increase of $22.1 million in loans. These increases were partially offset by a $19.5 million decrease in federal funds sold. The increase in loans was primarily funded by a combination of deposits, which increased by $5.6 million, and Federal Home Loan Bank advances, which increased by $14.1 million.

Total assets at December 31, 2005 increased to $991.5 million compared with $887.2 million at December 31, 2004, an increase of $104.3 million. The increase was primarily related to an increase in net loans receivable of $55.9 million, an increase in goodwill and other intangibles of $9.4 million, an increase in federal funds sold of $26.8 million and an increase in investment securities of $14.5 million. We acquired $37.9 million of assets, including $26.9 million of loans, in our January 2005 acquisition of Citizens Financial Bank. The growth in investment securities, loans, and federal funds sold was principally funded with deposits, which increased by $88.0 million. Increased goodwill and other intangibles resulted from the acquisition of the minority interests in connection with our reorganization.

Total assets at December 31, 2004 increased to $887.2 million compared with $767.1 million at December 31, 2003, an increase of $120.1 million. The increase was primarily related to an increase in net loans receivable of $98.4 million. The growth in loans was principally funded with deposits, which increased by $84.4 million, and short-and long-term borrowings, which increased by $19.8 million. We acquired $37.9 million of assets, including $24.2 million of loans, in our July 2004 acquisition of United Community Bank.

Loans Receivable. Loans receivable increased $22.5 million or 2.8% during the six months ended June 30, 2006 to $814.5 million. Our commercial, commercial real estate, and real estate construction portfolios increased by an aggregate of $22.6 million or 4.1% during the six months and comprised 69.8% of the total loan portfolio at June 30, 2006.

Loans receivable increased $57.8 million or 7.9% to $792.0 million at December 31, 2005 compared with $734.2 million at December 31, 2004. We acquired $26.9 million of loans in our acquisition of Citizens Financial Bank. Our commercial, commercial real estate, and real estate construction portfolios increased $48.3 million, or 9.7%, to $545.8 million at December 31, 2005. At December 31, 2005, these loans comprised 68.9% of the total loan portfolio compared with 67.8% of the loan portfolio at December 31, 2004.

Loans receivable increased $100.5 million or 15.9% to $734.2 million at December 31, 2004 compared with $633.7 million at December 31, 2003. We acquired $24.2 million of loans in our acquisition of United Community Bank. Our commercial, commercial real estate, and real estate construction portfolios increased $85.8 million, or 21%, to $497.5 million at December 31, 2004. At December 31, 2004, these loans comprised 67.8% of the total loan portfolio compared with 65.0% of the loan portfolio at December 31, 2003.

Loan Portfolio Composition. The following tables present a summary of the loan portfolio at the dates indicated, net of deferred loan fees, by type. There are no foreign loans in our portfolio and other than the categories noted; there is no concentration of loans in any industry exceeding 10% of total loans.

	As of June 30, 2006		As of December 31,
			2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$303,107	37.22%	$305,099	38.52%	$306,980	41.81%
Construction	208,594	25.61	190,080	24.00	142,359	19.39
Residential	182,508	22.41	177,683	22.44	169,529	23.09
Home equity	20,232	2.48	22,707	2.87	19,662	2.68
Commercial	56,713	6.96	50,626	6.39	48,152	6.56
Consumer	29,434	3.61	30,808	3.89	34,353	4.68
Agriculture	12,785	1.57	13,625	1.72	11,700	1.59
Other	1,116	0.14	1,323	0.17	1,446	0.20

Total loans	$814,489	100.00%	$791,951	100.00%	$734,181	100.00%

	As of December 31,
	2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$267,870	42.28%	$258,647	45.69%	$232,842	46.67%
Construction	105,061	16.58	69,691	12.31	60,627	12.15
Residential	161,013	25.41	143,603	25.37	124,196	24.90
Home equity	16,567	2.61	13,921	2.46	7,364	1.48
Commercial	38,802	6.12	37,535	6.63	34,645	6.94
Consumer	31,529	4.98	30,975	5.47	28,391	5.69
Agriculture	10,844	1.71	10,558	1.87	10,171	2.04
Other	1,972	0.31	1,117	0.20	632	0.13

Total loans	$633,658	100.00%	$566,047	100.0%	$498,868	100.0%

Our lending activities are subject to a variety of lending limits imposed by state and federal law. PBI Bank’s secured legal lending limit to a single borrower was approximately $23.6 million at June 30, 2006.

At June 30, 2006, we had three loan relationships with aggregate extensions of credit in excess of $10 million. These loans are performing as agreed and we believe they are adequately collateralized.

As of June 30, 2006, we had $20.7 million of participations in real estate loans purchased from, and $60.4 million of participations in real estate loans sold to, other banks. As of December 31, 2005, we had $18.9 million of participations in real estate loans purchased from, and $74.1 million of participations in real estate loans sold to, other banks. As of December 31, 2004, we had $17.7 million of participations in real estate loans purchased from, and $58.3 million of participations in real estate loans sold to, other banks.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. As of June 30, 2006, we had $7.4 million of participations in real estate loans purchased from, and $9.7 million of participations in real estate loans sold to, these affiliate banks. As of December 31, 2005, we had $8.4 million of participations in real estate loans purchased from, and $15.3 million of participations in real estate loans sold to, these affiliate banks. As of December 31, 2004, we had $8.7 million of participations in real estate loans purchased from, and $13.4 million of participations in real estate loans sold to, these affiliate banks.

Loan Maturity Schedule. The following tables set forth information at June 30, 2006, and December 31, 2005, regarding the dollar amount of loans, net of deferred loan fees, maturing in the loan portfolio based on their contractual terms to maturity:

	As of June 30, 2006
	Maturing Within One Year	Maturing 1 through 5 Years	Maturing Over 5 Years	Total Loans
	(dollars in thousands)
Loans with fixed rates:
Real estate:
Commercial	$19,253	$57,224	$5,302	$81,779
Construction	13,352	1,727	1,274	16,353
Residential	21,132	45,054	54,565	120,751
Home equity	—	—	256	256
Commercial	7,714	9,169	669	17,552
Consumer	6,151	19,019	1,400	26,570
Agriculture	3,061	2,724	54	5,839
Other	626	437	—	1,063

Total fixed rate loans	$71,289	$135,354	$63,520	$270,163

Loans with floating rates:
Real estate:
Commercial	$35,559	$95,848	$89,921	$221,328
Construction	118,435	73,261	545	192,241
Residential	18,783	14,281	28,693	61,757
Home equity	249	2,178	17,549	19,976
Commercial	21,991	9,731	7,439	39,161
Consumer	1,832	742	290	2,864
Agriculture	4,175	2,106	665	6,946
Other	—	—	53	53

Total floating rate loans	$201,024	$198,147	$145,155	$544,326

	As of December 31, 2005
	Maturing Within One Year	Maturing 1 through 5 Years	Maturing Over 5 Years	Total Loans
	(dollars in thousands)
Loans with fixed rates:
Real estate:
Commercial	$20,801	$42,692	$16,070	$79,563
Construction	23,154	2,779	882	26,815
Residential	24,567	41,850	54,422	120,839
Home equity	—	—	171	171
Commercial	8,724	5,270	642	14,636
Consumer	7,091	19,253	1,232	27,576
Agriculture	3,328	1,886	101	5,315
Other	1,150	114	—	1,264

Total fixed rate loans	$88,815	$113,844	$73,520	$276,179

Loans with floating rates:
Real estate:
Commercial	$54,334	$85,375	$85,827	$225,536
Construction	98,282	62,289	2,694	163,265
Residential	18,260	11,656	26,928	56,844
Home equity	353	2,477	19,706	22,536
Commercial	18,518	9,608	7,864	35,990
Consumer	1,812	950	470	3,232
Agriculture	4,068	2,455	1,787	8,310
Other	—	—	59	59

Total floating rate loans	$195,627	$174,810	$145,335	$515,772

Non-Performing Assets. Non-performing assets consist of certain restructured loans for which interest rate or other terms have been renegotiated, loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure and repossessed assets. Loans, including impaired loans, are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent. Loans are reviewed on a regular basis and normal collection procedures are implemented when a borrower fails to make a required payment on a loan. If the delinquency on a mortgage loan exceeds 90 days and is not cured through normal collection procedures or an acceptable arrangement is not worked out with the borrower, we institute measures to remedy the default, including commencing a foreclosure action. Consumer loans generally are charged off when a loan is deemed uncollectible by management and any available collateral has been disposed of. Commercial business and real estate loan delinquencies are handled on an individual basis by management with the advice of legal counsel.

Interest income on loans is recognized on the accrual basis except for those loans placed on non-accrual status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers’ financial condition is such that collection of interest is doubtful, which typically occurs after the loan becomes 90 days delinquent. When interest accrual is discontinued, existing accrued interest is reversed and interest income is subsequently recognized only to the extent cash payments are received.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. New and used automobile, motorcycle and all terrain vehicles acquired as a result of foreclosure are classified as repossessed assets until they are sold. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value. Any write-down of the property at the time of acquisition is charged to the allowance for loan losses. Subsequent gains and losses are included in non-interest income and non-interest expense.

The following table sets forth information with respect to non-performing assets as of the dates indicated:

	As of June 30, 2006	As of December 31,
		2005	2004	2003	2002	2001
	(dollars in thousands)
Restructured loans	$—	$—	$—	$—	$—	$97
Past due 90 days or more still on accrual	4,536	1,969	1,329	1,424	1,911	5,405
Loans on non-accrual status	5,643	5,045	4,279	2,122	2,033	2,548

Total non-performing loans	10,179	7,014	5,608	3,546	3,944	8,050
Real estate acquired through foreclosure	2,402	1,781	1,667	2,166	8,185	2,839
Other repossessed assets	15	1	27	166	371	282

Total non-performing assets	$12,596	$8,796	$7,302	$5,878	$12,500	$11,171

Ratios: Non-performing loans to total loans	1.25%	0.89%	0.76%	0.56%	0.70%	1.61%
Non-performing assets to total loans	1.55%	1.11%	0.99%	0.93%	2.21%	2.24%

Interest income that would have been earned on non-performing loans was $189,000 for the six months ended June 30, 2006, $266,000 for the year ended December 31, 2005 and $143,000 for the year ended December 31, 2004. Interest income recognized on accruing non-performing loans was $12,000 for the six months ended June 30, 2006, $18,000 for the year ended December 31, 2005 and $7,000 for the year ended December 31, 2004.

Past due loans increased $2.6 million from December 31, 2005 to June 30, 2006. This increase was primarily attributable to a single commercial real estate loan. Non-accrual loans increased $598,000 from December 31, 2005 to June 30, 2006. This increase was primarily attributable to three residential construction loans. Management believes these loans are well secured and has begun the appropriate collection actions to bring resolution to these matters.

Allowance and Provision for Loan Losses. Our financial performance depends on the quality of the loans we originate and management’s ability to assess the degree of risk in existing loans when it determines the allowance for loan losses. An increase in loan charge-offs or non-performing loans or an inadequate allowance for loan losses could reduce net interest income, net income and capital and limit the range of products and services we can offer.

The following table sets forth an analysis of loan loss experience as of and for the periods indicated:

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands)
Balance at beginning of period	$12,197	$10,261	$10,261	$8,094	$6,674	$5,880	$5,002

Loans charged-off:
Real estate	271	78	1,411	253	460	409	281
Commercial	3	53	1,117	495	541	1,418	1,022
Consumer	219	262	519	552	477	442	433
Agriculture	—	—	—	—	—	—	—
Other	—	—	37	14	13	16	7

Total charge-offs	493	393	3,084	1,314	1,491	2,285	1,743

Recoveries:
Real estate	50	233	246	22	35	27	57
Commercial	56	24	222	38	37	14	21
Consumer	45	37	100	55	62	63	89
Agriculture	3	1	—	—	—	—	—
Other	—	—	—	1	4	1	—

Total recoveries	154	295	568	116	138	105	167

Net charge-offs	339	98	2,516	1,198	1,353	2,180	1,576

Provision for loan losses	753	1,053	3,645	2,533	2,773	2,974	2,454
Balance acquired in bank acquisition	—	807	807	832	—	—	—

Balance at end of period	$12,611	$12,023	$12,197	$10,261	$8,094	$6,674	$5,880

Allowance for loan losses to total loans	1.55%	1.56%	1.54%	1.40%	1.28%	1.18%	1.18%
Net charge-offs to average loans outstanding	0.04%	0.01%	0.32%	0.18%	0.23%	0.40%	0.33%
Allowance for loan losses to total non-performing loans	123.89%	134.19%	173.90%	182.97%	228.26%	169.22%	73.93%

Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses in comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific allowance is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting By Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures.” When management’s measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on management’s current evaluation of our loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve and unallocated allowance calculations described below. Changes in specific reserves from period to period are the result in changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

The allowance for loan losses represents management’s estimate of the amount necessary to provide for known and inherent losses in the loan portfolio in the normal course of business. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance for loan losses is also subject to regulatory examinations and determination by the regulatory agencies as to its adequacy in comparison with peer institutions.

We make specific allowances for each impaired loan based on its type and classification as discussed above. We also maintain a general reserve for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, management considers factors such as our historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, the results of recent regulatory examinations and general economic conditions. Based on these factors we apply estimated percentages to the various categories of loans, not including any loan that has a specific allowance allocated to it, based on our historical experience, portfolio trends and economic and industry trends. This information is used by management to set the general reserve portion of the allowance for loan losses at a level it deems prudent.

Our emphasis on continued growth of our loan portfolio through the origination of construction, commercial mortgage and 1-4 family residential loans has been one of the more significant factors we have taken into account in evaluating the general portion of our allowance for loan losses.

Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. As of June 30, 2006, the unallocated portion of the allowance for loan losses was $580,000, or 4.6% of the total allowance, compared with $568,000, or 4.7% of the total allowance as of December 31, 2005, and $556,000, or 5.4% of the total allowance as of December 31, 2004.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to our board of directors, indicating any change in the allowance for loan losses since the last review and any recommendations as to adjustments in the allowance for loan losses.

This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change. We used the same methodology and generally similar assumptions in assessing the allowance for both comparison periods. We increased the allowance for loan losses as a percentage of loans outstanding to 1.55% at June 30, 2006 from 1.54% at December 31, 2005. We increased the allowance for loan losses as a percentage of loans outstanding to 1.54% at December 31, 2005 from 1.40% at December 31, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from these estimates.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans categorized as watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses.

In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s repayment history and the current delinquent status. As a result of this process, loans are categorized as special mention, substandard or doubtful.

Loans classified as “special mention” do not have all of the characteristics of substandard or doubtful loans. They have one or more deficiencies which warrant special attention and which corrective action, such as accelerated collection practices, may remedy.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the repayment of the debt as contractually agreed. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Once a loan is deemed impaired or uncollectible as contractually agreed, the loan is charged-off either partially or in-full against the allowance for loan losses, based upon the expected future cash flows discounted at the loan’s effective interest rate, or the fair value of collateral with respect to collateral-based loans.

During the evaluation of the loan portfolio, any loans that are not classified or rated special mention are referred to as “pass” loans.

As of June 30, 2006, we had $27.7 million of loans classified as substandard, $980,000 classified as doubtful, $3.7 million classified as special mention and none classified as loss. As of June 30, 2006, we had specific allocations of $2.9 million in the allowance for loan losses related to these classified loans.

As of December 31, 2005, we had $27.6 million of loans classified as substandard, $626,000 classified as doubtful, $3.9 million classified as special mention and none classified as loss. This compared with $17.0 million of loans classified as substandard, $1.1 million classified as doubtful, $3.3 million classified as special mention and none classified as loss as of December 31, 2004. The $10.6 million increase in loans classified as substandard is primarily attributable to the downgrade of four related commercial real estate credits. While these credits continue to perform as agreed, management deemed the underlying financial condition of the borrower to be weakening and, in accordance with our methodology, internally rated the credits substandard. We continue to monitor these credits regularly. As of December 31, 2005, we had specific allocations of $4.3 million in the allowance for loan losses related to these classified loans.

We recorded a provision for loan losses of $753,000 for the six months ended June 30, 2006, compared with $1.1 million for the same period in 2005. The provision for loan losses was $3.6 million for 2005, compared with $2.5 million for 2004. The total allowance for loan losses was $12.6 million or 1.55% of total loans at June 30, 2006, compared with $12.2 million or 1.54% of total loans at December 31, 2005, and $10.3 million or 1.40% of total loans at December 31, 2004. The increased allowance is primarily due to increases in our loan portfolio of $22.5 million from December 31, 2005 to June 30, 2006 and $57.8 million from December 31, 2004 to December 31, 2005. Net charge-offs were $493,000 for the six months ended June 30, 2006 compared with $2.5 million for 2005 and $1.2 million for 2004. In connection with our reorganization and the consolidation of our loan review processes at the end of 2005, we conducted a thorough review of our loan portfolio, resulting in an increase in charge-offs and an increased provision for loan losses. We will continue to work diligently to collect amounts owed on these credits.

We recorded a provision for loan losses of $2.5 million for the year ended December 31, 2004, compared with $2.8 million for the same period in 2003. The total allowance for loan losses was $10.3 million or 1.40% of total loans at December 31, 2004, compared with $8.1 million or 1.28% of total loans at December 31, 2003. The increased allowance is primarily due to increases in our loan portfolio of $100.8 million between periods. Net charge-offs were $1.2 million for the year ended December 31, 2004, compared with net charge-offs of $1.4 million for the year ended December 31, 2003.

We acquired a financial institution in each of 2004 and 2005 and applied generally accepted accounting principles in connection with these acquisitions. More specifically, we applied the provisions of Statement of Position 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” to the 2005 transaction. We identified no substantial loan or homogenous group of loans having evidence of deterioration of credit quality as defined by the statement. As a result, the existing allowance for loan loss in the amount of $807,000 was recorded as of the date of acquisition.

The following tables depict management’s allocation of the allowance for loan losses by loan type. Allowance funding and allocation is based on management’s current evaluation of risk in each category, economic conditions, past loss experience, loan volume, past due history and other factors. Since these factors and management’s assumptions are subject to change, the allocation is not necessarily predictive of future portfolio performance. The allocation is made by analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of June 30, 2006		As of December 31,
			2005		2004
	Amount of Allow- ance	Percent of Loans to Total Loans	Amount of Allow- ance	Percent of Loans to Total Loans	Amount of Allow- ance	Percent of Loans to Total Loans
	(dollars in thousands)
Real estate:
Commercial	$6,038	37.22%	$5,529	38.52%	$4,215	41.81%
Residential	1,142	24.89	1,194	25.31	843	25.77
Construction	1,958	25.61	1,950	24.00	1,652	19.39
Commercial	1,041	6.96	1,020	6.39	1,230	6.56
Consumer	511	3.61	563	3.89	549	4.68
Other	1,341	1.71	1,373	1.89	1,216	1.79
Unallocated	580	—	568	—	556	—

Total	$12,611	100.00%	$12,197	100.00%	$10,261	100.00%

	As of December 31,
	2003		2002		2001
	Amount of Allow- ance	Percent of Loans to Total Loans	Amount of Allow- ance	Percent of Loans to Total Loans	Amount of Allow- ance	Percent of Loans to Total Loans
	(dollars in thousands)
Real estate:
Commercial	$3,172	42.28%	$3,040	45.69%	$2,809	46.67%
Residential	655	28.02	663	27.83	473	26.38
Construction	1,063	16.58	692	12.31	595	12.15
Commercial	1,091	6.12	634	6.63	754	6.94
Consumer	465	4.98	464	5.47	388	5.69
Other	1,051	2.02	982	2.07	861	2.17
Unallocated	597	—	199	—	—	—

Total	$8,094	100.00%	$6,674	100.00%	$5,880	100.00%

Investment Securities. The securities portfolio serves as a source of liquidity and earnings and contributes to the management of interest rate risk. We have the authority to invest in various types of liquid assets, including short-term United States Treasury obligations and securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, certificates of deposit at insured savings and loans and banks, bankers’ acceptances and federal funds. We may also invest a portion of our assets in certain commercial paper and corporate debt securities. We are also authorized to invest in mutual funds and stocks whose assets conform to the investments that we are authorized to make directly. The investment portfolio decreased by $6.0 million, or 5.8%, to $98.0 million at June 30, 2006 compared with $104.0 million at December 31, 2005. Principal payments received on securities of $7.9 million were the primary reason for the decrease, which was partially offset by the purchase of mortgage-backed securities of $3.9 million and municipal securities of $1.3 million, and were used to repay Federal Home Loan Bank advances and for other corporate purposes. The investment portfolio increased by $14.3 million, or 16.0%, to $104.0 million at December 31, 2005 compared with $89.7 million at December 31, 2004. In addition to $4.9 million in budgeted purchases of municipal securities during 2005, we acquired $5.6 million of investment securities in our January 2005 acquisition of Citizens Financial Bank.

The following table sets forth the carrying value of our securities portfolio at June 30, 2006. There were no securities held to maturity at June 30, 2006.

	As of June 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Securities available-for-sale:
U.S. Treasury and agencies	$20,217	$—	$(701)	$19,516
Mortgage-backed	55,481	85	(1,326)	54,240
State and municipal	18,367	112	(389)	18,090
Corporate bonds	2,374	63	(4)	2,433
Equity	3,377	601	(281)	3,697

Total	$99,816	$861	$(2,701)	$97,976

The following table sets forth the carrying value of our securities portfolio at December 31, 2005 and 2004:

	As of December 31, 2005				As of December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Securities available-for-sale:
U.S. Treasury and agencies	$21,910	$4	$(507)	$21,407	$8,531	$25	$(81)	$8,475
Mortgage-backed	59,630	201	(895)	58,936	58,180	519	(268)	58,431
State and municipal	17,323	217	(225)	17,315	13,314	269	(55)	13,528
Corporate bonds	2,381	128	—	2,509	4,504	323	—	4,827
Equity	3,535	547	(256)	3,826	3,771	656	(211)	4,216

Total	$104,779	$1,097	$(1,883)	$103,993	$88,300	$1,792	$(615)	$89,477

Securities held-to-maturity:
State and municipal	—	—	—	—	$200	$3	—	$203

Total	—	—	—	—	$200	$3	—	$203

The following table sets forth the scheduled maturities, fair value, and weighted average yields for our securities held at June 30, 2006:

	Due Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
U.S. Treasury and agencies	$5,101	3.66%	$12,591	3.79%	$1,824	4.74%	$—	—%	$19,516	3.84%
Mortgage-backed	—	—	255	6.29	9,914	4.42	44,071	5.13	54,240	5.01
State and municipal	—	—	141	4.31	6,537	5.79	11,412	6.36	18,090	6.15
Corporate bonds	—	—	1,554	5.94	352	6.67	527	8.32	2,433	6.56

Total	$5,101	3.66%	$14,541	4.05%	$18,627	4.97%	$56,010	5.41%	$94,279	5.03%

Equity									3,697

Total									$97,976

The following table sets forth the scheduled maturities, fair value and weighted average yields for our securities held at December 31, 2005:

	Due Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
U.S. Treasury and agencies	$4,997	3.54%	$14,512	3.74%	$1,898	4.76%	$—	—%	$21,407	3.79%
Mortgage-backed	—	—	223	6.34	10,242	4.50	48,471	4.97	58,936	4.89
State and municipal	—	—	157	4.27	6,732	5.90	10,426	6.41	17,315	6.19
Corporate bonds	—	—	515	5.55	1,458	6.27	536	8.32	2,509	6.53

Total	$4,997	3.54%	$15,407	3.84%	$20,330	5.10%	$59,433	5.24%	$100,167	4.91%

Equity									3,826

Total									$103,993

Average yields were calculated on a tax equivalent basis using a federal income tax rate of 34%. Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Government National Mortgage Association (“Ginnie Mae”), Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium, will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, these securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be shortened. If interest rates begin to fall, prepayments will increase. At June 30, 2006, 81.3% of the mortgage-backed securities we held had contractual final maturities of more than ten years with a weighted average life of 18.8 years.

Deposits. We attract both short-term and long-term deposits from the general public by offering a wide range of deposit accounts and interest rates. In recent years we have been required by market conditions to rely increasingly on short to mid-term certificate accounts and other deposit alternatives that are more responsive to market interest rates. We use forecasts based on interest rate risk simulations to assist management in monitoring our use of certificates of deposit and other deposit products as funding sources and the impact of their use on interest income and net interest margin in various rate environments.

We primarily rely on our banking office network to attract and retain deposits in our local markets and leverage our online Ascencia division to attract out of market deposits. Market interest rates and rates on deposit products offered by competing financial institutions can significantly affect our ability to attract and retain deposits. During the six months ended June 30, 2006, total deposits increased by $5.6 million. The increase in deposits was primarily attributable to an increase in certificate of deposit balances of $29.3 million, partially offset by a decrease in money market accounts of $18.1 million. During 2005, total deposits increased by $88.0 million compared with 2004. The increase in deposits was primarily in money market accounts and certificate of deposit balances. The change in product mix is a function of capitalizing on inefficiencies in market pricing of deposits. From time to time, we have increased our rates on money market accounts when opportunities to take advantage of market pricing inefficiencies occur, causing our volume of money market deposits to increase. Although the volume of these accounts ordinarily will subside as market prices adjust upward, we generally retain a portion of the accounts generated from this strategy.

Our online Ascencia division has been a reliable source of deposit customers from throughout the United States, while paying interest rates on its certificates of deposit comparable to the interest rates we pay on certificates of deposit offered by PBI Bank in our Kentucky markets.

To evaluate our funding needs in light of deposit trends resulting from continually changing conditions, management and board committees evaluate simulated performance reports that forecast changes in margins along with other pertinent economic data. We continue to offer attractively priced deposit products along our product line to allow us to retain deposit customers and reduce interest rate risk during various rising and falling rate cycles.

We offer savings accounts, NOW accounts, money market accounts and fixed rate certificates with varying maturities. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. Interest rates, maturity terms, service fees and withdrawal penalties are established by management on a periodic basis. The variety of deposit products allows us to compete more effectively in obtaining funds and to respond with more flexibility to the flow of funds away from depository institutions into outside investment alternatives. However, our ability to attract and maintain deposits and the costs of these funds has been, and will continue to be, significantly affected by market conditions.

The following table sets forth the average daily balances and weighted average rates paid for our deposits for the periods indicated:

	For the Six Months Ended June 30, 2006		For the Years Ended December 31,
			2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Demand
PBI Bank, excluding Ascencia	$60,460	—	$60,127	—	$50,711	—	$43,806	—
Ascencia	4,686	—	4,268	—	4,290	—	3,157	—

Total	65,146	—	64,395	—	55,001	—	46,963	—
Interest checking
PBI Bank, excluding Ascencia	47,982	1.58%	51,570	1.23%	52,427	1.17%	48,353	1.29%
Ascencia	5,401	1.49	8,981	1.87	10,177	1.90	6,964	1.51

Total	53,383	1.57	60,551	1.32	62,604	1.29	55,317	1.32
Money market
PBI Bank, excluding Ascencia	16,804	3.03	14,491	2.10	13,506	1.37	12,889	1.53
Ascencia	17,402	2.79	37,677	2.81	17,257	1.46	17,976	1.57

Total	34,206	2.91	52,168	2.61	30,763	1.42	30,865	1.55
Savings
PBI Bank, excluding Ascencia	22,676	0.64	26,043	0.57	25,337	0.56	23,591	0.66
Ascencia	297	3.07	167	1.11	170	1.00	133	1.19

Total	22,973	0.68	26,210	0.57	25,507	0.56	23,724	0.66
Certificates of deposit
PBI Bank, excluding Ascencia	339,434	3.87	350,667	3.28	297,424	3.15	276,893	3.57
Ascencia	291,305	4.38	217,686	3.58	198,637	3.11	187,873	3.60

Total	630,739	4.11	568,353	3.40	496,061	3.14	464,766	3.59
Total deposits
PBI Bank, excluding Ascencia	487,356		502,898		439,405		405,532
Ascencia	319,091		268,779		230,531		216,103

Total	806,447		$771,677		$669,936		$621,635
Weighted average rate
PBI Bank, excluding Ascencia		2.98%		2.51%		2.35%		2.68%
Ascencia		4.18%		3.36%		2.87%		3.31%
Total		3.46%		2.80%		2.53%		2.90%

The following table sets forth the average daily balances and weighted average rates paid for our certificates of deposit for the periods indicated:

	For the Six Months Ended June 30, 2006		For the Years Ended December 31,
			2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Certificates of deposit
Less than $100,000	$475,735	4.06%	$437,351	3.37%	$405,159	3.09%	$387,584	3.55%
$100,000 or more	155,004	4.24%	131,002	3.51%	90,902	3.34%	77,182	3.79%

Total	$630,739	4.11%	$568,353	3.40%	$496,061	3.14%	$464,766	3.59%

The following table shows at June 30, 2006 and December 31, 2005 the amount of our time deposits of $100,000 or more by time remaining until maturity:

Maturity Period	As of June 30, 2006	As of December 31, 2005
	(dollars in thousands)
Three months or less	$37,074	$27,183
Three through six months	30,905	21,871
Six through twelve months	57,066	51,542
Over twelve months	43,113	49,997

Total	$168,158	$150,593

We strive to maintain competitive pricing on our loan products which we believe allows us to retain a substantial percentage of our customers when their time deposits mature.

Borrowings. Deposits are the primary source of funds for our lending and investment activities and for our general business purposes. We can also use advances (borrowings) from the FHLB of Cincinnati to supplement our pool of lendable funds, meet deposit withdrawal requirements and manage the terms of our liabilities. Advances from the FHLB are secured by our stock in the FHLB, certain commercial real estate loans and substantially all of our first mortgage residential loans. At June 30, 2006 we had $77.7 million in advances outstanding from the FHLB and the capacity to increase our borrowings an additional $26.1 million. At December 31, 2005 we had $63.6 million in advances outstanding from the FHLB and the capacity to increase our borrowings an additional $42.2 million.

The FHLB of Cincinnati functions as a central reserve bank providing credit for savings banks and other member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided that we meet certain standards related to creditworthiness.

The following table sets forth information about our FHLB advances as of and for the periods indicated:

	June 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
	(dollars in thousands)
Average balance outstanding	$55,265	$54,342	$53,939	$29,826
Maximum amount outstanding at any month-end during the period	77,680	64,150	60,008	44,844
End of period balance	77,680	63,563	50,961	44,844
Weighted average interest rate:
At end of period	4.87%	4.30%	3.13%	2.88%
During the period	4.48%	3.78%	2.73%	3.59%

In addition to FHLB borrowings, at June 30, 2006, we had two fixed rate notes totaling $9.5 million payable to a related party. The interest rate on the fixed rate notes is 6%. Interest is payable quarterly on these notes and principal payments of $3.5 million, $3.0 million, and $3.0 million are due annually on December 31, 2006, December 31, 2007, and December 31, 2008, respectively.

Junior Subordinated Debentures. At June 30, 2006, we had six issues of junior subordinated debentures outstanding totaling $25.0 million as shown in the table below. On December 31, 2005, as part of our reorganization, we assumed the obligations of (i) our former subsidiary BBA under the subordinated debentures issued to BBA Statutory Trust I and (ii) our former subsidiary Ascencia Bancorp under the subordinated debentures issued to USAccess Statutory Trust I and Ascencia Statutory Trust I.

Description	Liquidation Amount Trust Preferred Securities	Issuance Date	Optional Prepayment Date	Interest Rate (1)	Junior Subordinated Debt and Investment in Trust	Maturity Date (3)
	(dollars in thousands)				(dollars in thousands)
Porter Statutory Trust I	$5,000	12/18/2001	12/18/2006	3-month LIBOR + 3.60%	$5,171	12/18/2031
Porter Statutory Trust II	5,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	5,169	2/13/2034
Porter Statutory Trust III	3,000	4/15/2004	6/17/2009	3-month LIBOR + 2.79%	3,101	4/15/2034
BBA Statutory Trust I (2)	3,000	12/18/2001	12/18/2006	3-month LIBOR + 3.60%	3,103	12/18/2031
USAccess Statutory Trust I (2)	6,000	12/18/2001	12/18/2006	3-month LIBOR + 3.60%	6,206	12/18/2031
Ascencia Statutory Trust I (2)	3,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	3,101	2/13/2034

	$25,000				$25,851

(1)	As of June 30, 2006, the 3-month LIBOR was 5.48%.
(2)	Obligation assumed by us effective December 31, 2005.
(3)	The debentures are callable five years after the issuance date at their principal amount plus accrued interest.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures, which mature December 18, 2031, February 13, 2034, and April 15, 2034 are redeemable prior to the maturity date at our option on or after December 18, 2006, February 13, 2009 and April 15, 2009, respectively, at their principal amount plus accrued interest. We have the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters. If interest payments are deferred, we would be prohibited from paying dividends on our common stock.

In late 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003).” FIN 46R requires that trust preferred securities be deconsolidated from our consolidated financial statements. We adopted FIN 46R on December 31, 2003 and as a result, no longer reflect the trust preferred securities in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of income.

The trust preferred securities issued by our subsidiary trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve Board adopted final rules that continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of core capital. The amount of such excess trust preferred securities are includable in Tier 2 capital. The new quantitative limits will be fully effective March 31, 2009.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital. In addition, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

Liquidity

Liquidity risk arises from the possibility we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of depositors and borrowers, as well as our operating cash needs, are met, taking into account all on- and off-balance sheet funding demands. Liquidity risk management also includes ensuring cash flow needs are met at a reasonable cost. We maintain an investment and funds management policy, which identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements in compliance with regulatory guidance. The liquidity position is continually monitored and reviewed by our Asset Liability Committee.

Funds are available from a number of sources, including the sale of securities in the available-for-sale portion of the investment portfolio, principal paydowns on loans and mortgage-backed securities, brokered deposits and other wholesale funding. During 2005 and the first six months of 2006, we utilized brokered and wholesale deposits to supplement our funding strategy. At June 30, 2006, these deposits totaled $6.7 million. We also secured federal funds borrowing lines from major correspondent banks totaling $21.7 million on an unsecured basis and an additional $17.7 million on a secured basis.

Our online banking division, Ascencia, also provides access to deposit customers in each of the fifty states. If large certificate depositors shift to our competitors or the stock market in response to interest rate changes, we have the ability to replenish those deposits through out of market deposit sources. Traditionally, we have also utilized borrowings from the FHLB to supplement our funding requirements. At June 30, 2006, we had an unused borrowing capacity with the FHLB of $26.1 million. We believe our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

We use cash to pay dividends on our common stock, if and when declared by our board of directors, and to service debt. The main sources of our funding include dividends paid by our subsidiary bank, management fees received from our subsidiary and affiliated banks, and financing obtained in the capital markets.

The primary source of our funding has been dividends from our subsidiary bank, the payment of which is subject to bank regulatory limitations. Accordingly, consolidated cash flows as presented in the consolidated statements of cash flows may not represent cash immediately available to us.

Capital

Stockholders’ equity increased $3.6 million to $75.5 million at June 30, 2006 compared with $71.9 million at December 31, 2005. Our ratio of average stockholders’ equity to average assets increased to 7.59% at June 30, 2006 compared with 7.31% at December 31, 2005. PBI Bank qualified as well-capitalized under regulatory guidelines at June 30, 2006.

Stockholders’ equity increased $5.7 million to $71.9 million at December 31, 2005 compared with $66.2 million at December 31, 2004. Our ratio of average stockholders’ equity to average assets decreased to 7.31% at December 31, 2005 compared with 7.73% at December 31, 2004.

Stockholders’ equity increased $4.0 million to $66.2 million at December 31, 2004 compared with $62.2 million at December 31, 2003, qualifying PBI Bank as well-capitalized under regulatory guidelines. Our average stockholders’ equity to average assets ratio decreased slightly to 7.73% at December 31, 2004 compared with 8.34% at December 31, 2003.

Kentucky banking laws limit the amount of dividends that may be paid to a holding company by its subsidiary banks without prior approval. Under these laws, the amount of dividends that may be paid in any calendar year is limited to current year’s net income, as defined in the laws, combined with the retained net income of the preceding two years, less any dividends declared during those periods. At June 30, 2006, without prior regulatory approval, we had approximately $15.3 million of retained earnings that could be utilized for payment of dividends if authorized by PBI Bank’s board of directors.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal bank regulatory evaluation of an organization’s overall safety and soundness. We intend to maintain a capital position that meets or exceeds the “well capitalized” requirements as defined by the FDIC.

The following table shows the ratios of Tier 1 capital and total capital to risk-adjusted assets and the leverage ratios for our company and PBI Bank as of June 30, 2006:

Capital Adequacy Ratios as of June 30, 2006

Risk-Based Capital Ratios	Regulatory Minimums	Well-Capitalized Minimums	Porter Bancorp	PBI Bank
Tier 1 capital (1)	4.0%	6.0%	11.02%	11.50%
Total risk-based capital (2)	8.0	10.0	12.27	12.75
Tier 1 leverage ratio (3)	4.0	5.0	9.15	9.52

(1)	Common equity, retained earnings and qualifying trust preferred securities, less unrealized gains (losses) on debt securities available-for-sale and non-qualifying intangible assets, computed as a ratio of risk-weighted assets, as defined in the risk-based capital guidelines.
(2)	Tier 1 capital plus qualifying loan loss allowance; computed as a ratio of risk-weighted assets, as defined in the risk-based capital guidelines.
(3)	Tier 1 capital divided by average quarterly assets after deducting goodwill, intangible assets and net deferred assets in excess of regulatory maximum limits.

Off Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Our commitments associated with outstanding standby letters of credit and commitments to extend credit as of June 30, 2006 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(dollars in thousands)
Commitments to extend credit	$76,192	$50,358	$2,400	$24,074	$153,024
Standby letters of credit	5,087	1,056	—	—	6,143

Total	$81,279	$51,414	$2,400	$24,074	$159,167

Standby Letters of Credit. Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. If the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Commitments to Extend Credit. We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of June 30, 2006 and December 31, 2005. We have no lease commitments.

	Less than one year	Greater than one year to 3 years	Greater than 3 years to 5 years	More than 5 years	Total
	(dollars in thousands)
Aggregate Contractual Obligations:
As of June 30, 2006
Time deposits	$491,778	$131,322	$24,667	$188	$647,955
FHLB advances (1)	9,503	43,000	1,500	5,000	59,003
FHLB borrowing (2)	15	330	115	18,217	18,677
Other borrowing (3)	3,500	6,000	—	—	9,500
Subordinated debentures	—	—	—	25,000	25,000

Total	$504,796	$180,652	$26,282	$48,405	$760,135

As of December 31, 2005
Time deposits	$438,716	$155,287	$25,017	$215	$619,235
FHLB advances (1)	4,220	33,500	1,500	5,000	44,220
FHLB borrowing (2)	2,439	5,182	5,615	6,107	19,343
Other borrowing (3)	3,600	6,000	—	—	9,600
Junior subordinated debentures	—	—	—	25,000	25,000

Total	$448,975	$199,969	$32,132	$36,322	$717,398

(1)	At June 30, 2006, includes $51.0 million of single maturity variable rate advances with rates ranging from 5.17% to 5.52%, and $8.0 million of single maturity fixed rate advances with rates ranging from 2.82% to 5.64%. At December 31, 2005, includes $36.5 million of single maturity variable rate advances with rates ranging from 4.18% to 4.58%, and $7.7 million of single maturity fixed rate advances ranging from 4.14% to 5.64%.
(2)	Fixed rate mortgage-matched borrowing with rates ranging from 0% to 9.10%, and maturities ranging from 2006 through 2035.
(3)	Other borrowing includes two fixed rate notes in the amount of $9.5 million payable to a related party. The fixed rate notes mature December 2008. Interest at 6% is payable quarterly and principal payments of $3.5 million, $3.0 million, and $3.0 million are due annually on December 31, 2006, December 31, 2007, and December 31, 2008, respectively.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

We have an asset and liability structure that is essentially monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates, and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on our loans and investments, the value of these assets decreases or increases respectively.

Quantitative and Qualitative Disclosures About Market Risk

To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, we manage our exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by our Asset Liability Committee (“ALCO”). The ALCO, which is comprised of senior management representatives, has the responsibility for approving and ensuring compliance with asset/liability management polices. Interest rate risk is the exposure to adverse changes in the net interest income as a result of market fluctuations in interest rates. The ALCO, on an ongoing basis, monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies. Management considers interest rate risk to be our most significant market risk.

We utilize an earnings simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effects on net interest income are then evaluated. The model projects the effect of instantaneous movements in interest rates of both 100 and 200 basis points. Assumptions based on the historical behavior of our deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

Our interest sensitivity profile was asset sensitive at June 30, 2006. Given an instantaneous 100 basis point decrease in rates that was sustained for 12 months, our base net interest income would decrease by an estimated 6.6% at June 30, 2006. Given a 100 basis point increase in interest rates for the same period, our base net interest income would increase by an estimated 6.2% at June 30, 2006.

The following table indicates the estimated impact on net interest income under various interest rate scenarios for the twelve months following June 30, 2006, as calculated using the static shock model approach:

	Change in Future Net Interest Income
Change in Interest Rates	Dollar Change	Percentage Change
	(dollars in thousands)
+ 200 basis points	$3,959	12.05%
+ 100 basis points	2,035	6.19
- 100 basis points	(2,183)	(6.64)
- 200 basis points	(4,712)	(14.34)

We also monitor the repricing terms of our assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

Our interest sensitivity at any point in time will be affected by a number of factors. These factors include the mix of interest sensitive assets and liabilities as well as their relative pricing schedules. It is also influenced by market interest rates, deposit growth, loan growth, decay rates and prepayment speed assumptions.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at June 30, 2006, which we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown. The projected repricing of assets and liabilities anticipates prepayments and scheduled rate adjustments, as well as contractually maturities under an interest rate unchanged scenario within the selected time intervals. While we believe such assumptions are reasonable, we cannot assure you that assumed repricing rates will approximate our actual future activity.

	Volumes Subject to Repricing Within
	0 – 90 Days	91 – 181 Days	182 – 365 Days	1 – 5 Years	Over 5 Years	Non- interest Sensitive	Total
	(dollars in thousands)
Assets:
Federal funds sold and short-term investments	$40,312	$—	$—	$—	$—	$—	$40,312
Investment securities	6,029	4,560	7,730	49,038	26,922	3,697	97,976
FHLB stock	8,718	—	—	—	—	—	8,718
Loans	516,513	46,808	64,663	161,011	25,494	(12,611)	801,878
Fixed and other assets	—	—	—	—	—	64,488	64,488

Total assets	$571,572	$51,368	$72,393	$210,049	$52,416	$55,574	$1,013,372

Liabilities and Stockholders’ Equity:
Interest-bearing checking, savings and money market accounts	$98,171	$—	$—	$—	$—	$—	$98,171
Certificates of deposit	155,177	123,237	213,364	155,989	188	—	647,955
Borrowed funds	83,925	991	1,019	18,659	14,123	—	118,717
Other liabilities	—	—	—	—	—	72,992	72,992
Stockholders’ equity	—	—	—	—	—	75,537	75,537

Total liabilities and stockholders’ equity	$337,273	$124,228	$214,383	$174,648	$14,311	$148,529	$1,013,372

Period Gap	$234,299	$(72,860)	$(141,990)	$35,401	$38,105

Cumulative Gap	$234,299	$161,439	$19,449	$54,850	$92,955

Period gap to total assets	23.12%	(7.19%)	(14.01%)	3.49%	3.76%

Cumulative gap to total assets	23.12%	15.93%	1.92%	5.41%	9.17%

Cumulative interest-earning assets to cumulative interest-bearing liabilities	169.47%	41.35%	33.77%	120.27%	366.26%

Our one-year cumulative gap position as of June 30, 2006 was positive $19.4 million or 1.9% of assets. This is a one-day position that is continually changing and is not indicative of our position at any other time. Any gap analysis has inherent shortcomings because certain assets and liabilities may not move proportionally as interest rates change.

BUSINESS

Overview

We are a bank holding company headquartered in Louisville, Kentucky. As of June 30, 2006, we had total assets of $1.0 billion, total loans of $814.5 million, total deposits of $812.2 million and stockholders’ equity of $75.5 million. Through our subsidiary PBI Bank, we operate banking offices in Louisville and 12 other Kentucky communities located in nine counties along central Kentucky’s Interstate 65 corridor. PBI Bank is a traditional community bank with diversified funding sources and a focus on commercial and residential real estate lending.

History and Expansion

We historically conducted our banking business through separate community banks under the common control of J. Chester Porter, our chairman, and Maria L. Bouvette, our president and chief executive officer, who purchased their first bank in 1985. We were organized in 1988 as a bank holding company and in the following 15 years made a number of acquisitions of or investments in banking organizations and established several de novo banking offices. In 2004, we began to streamline our operations by consolidating our subsidiary banks under common control into a single bank. We completed our reorganization on December 31, 2005, when we merged three partially owned subsidiaries into our company, issued a combination of shares, cash and promissory notes to the holders of minority interests in those subsidiaries and consolidated our remaining subsidiary banks. At the same time, we renamed our consolidated subsidiary PBI Bank to create a single brand name for our banking operations throughout our market area.

The following table shows when we acquired our various banking operations and then consolidated them to produce our current operating structure:

Name of Bank	Location – City (County)	Date Acquired	Date of Consolidation into PBI Bank
Brownsville Deposit Bank	Brownsville (Edmonson)	01/07/1985	12/31/2005
Bullitt County Bank	Shepherdsville (Bullitt)	05/31/1985	12/31/2005
Green River Bank	Morgantown (Butler)	11/24/1986	01/01/2005
The Central Bank of North Pleasureville	Pleasureville (Henry)	06/15/1988	02/01/1999
Pioneer Bank	Munfordville (Hart)	01/07/1994	01/01/2005
The Peoples Bank & Trust Company	Greensburg (Green)	10/10/1994	07/16/2001
Ascencia Bank	Louisville (Jefferson)	02/01/1999*	12/31/2005
United Community Bank	Glasgow (Barren)	07/30/2004	07/30/2004
Citizens Financial Bank	Glasgow (Barren)	01/31/2005	02/14/2005

*	Originally established as a division of The Central Bank of North Pleasureville, Ascencia Bank operated as a stand alone internet bank from July 16, 2001 to December 31, 2005.

Operating Strengths and Growth Strategies

Our management team has built our core banking franchise by leveraging our operating strengths to expand into higher growth markets where we were able to capitalize on pre-existing lending relationships and continue our organic growth. As shown in the table above, we also have grown through acquisitions, including some “turn around” situations, which we were able to integrate efficiently and operate profitably within a short period of time. We have also added de novo operations, such as our Ascencia division, which delivers competitive deposit products and services online.

Operating Strengths.

We believe that the following operational strengths support our growth strategy:

•	Management Experience and Continuity: We have a seasoned and cohesive senior management team with extensive banking experience and a common commitment to superior customer service and relationship banking. Our executive management team has been managing our operations together for more than 17 years, a continuity which has fostered the consistent level of service so essential to effective customer-oriented banking. They have created a high quality community banking organization by capitalizing on opportunities to expand our operations in markets where they have business relationships and by using new technologies to enhance our delivery of banking products and services. Our chairman has more than 25 years of experience in legal, banking, real estate and educational organizations throughout central Kentucky, which is a significant asset to our business development efforts. Our president and chief executive officer and our chief financial officer both have major public accounting firm backgrounds.

Our senior management team consists of the following individuals:

J. Chester Porter is our Chairman of the Board and General Counsel. He has practiced law for more than 30 years and has over 25 years of banking and management experience. Mr. Porter is the Chairman of the University of Louisville Board of Trustees, the Chairman of the University of Louisville Foundation Board. He has also been a member of the Board of Trustees and Executive Committee of Campbellsville University in Taylor County, Kentucky since 1985.

Maria L. Bouvette is our President and Chief Executive Officer and one of our founders. She is a member of the Board of Trustees of Norton Healthcare, the largest healthcare provider and a major employer in Louisville. A certified public accountant who began her career with Deloitte Haskins & Sells (now Deloitte & Touche), Ms. Bouvette has over 25 years of banking and management experience.

David B. Pierce is our Chief Financial Officer and joined our company in 1989. Mr. Pierce is a certified public accountant who previously held positions with Coopers & Lybrand (now PricewatershouseCoopers) and Deloitte Haskins & Sells. Mr. Pierce has over 20 years of banking and management experience.

•	Established Community Relationships and Market Knowledge: We focus on establishing personal relationships with customers through superior service by providing responsive decision-making and empowering personnel to act in the best interests of the customer. To continue providing this level of attentive service, we leverage the experience and local market knowledge of our personnel within a service-oriented environment backed by the resources of a substantial and established banking franchise. We believe that active community involvement by our directors, officers and employees enables us to gain knowledge of our local communities, which allows us to be responsive in developing products and better able to assess the level of service that we provide. All of our local market managers reside in the communities we serve and serve in leadership positions in local community activities. We maintain a separate advisory board comprised of local citizens in each local market who serve as both business developers and our “eyes and ears” in the community.

•

Successful Acquisition History: We have helped grow our organization by identifying and acquiring banks that we can integrate and operate profitably within six to twelve months. As a result of our acquisitions, we have gained substantial experience with the operational, human relations, technological, cultural and other issues that can arise in integrating banking operations. We believe this experience enhances our ability to identify and evaluate promising acquisition opportunities and to realize efficiencies by eliminating redundant operations without sacrificing customer service. We also believe that our reputation for successfully acquiring banks and our extensive network of community and banking industry relationships may encourage others to contact us when potential acquisition opportunities arise.

•	Platform for Growth: To accommodate and manage our continued growth in an efficient manner, we have enhanced our operating procedures and consolidated many of our administrative and support functions. Our two computer centers have the capacity to accommodate substantial operational growth and to support new products and services, and each center has been designed to provide disaster recovery capabilities that can fully support all operations. This also gives us the capability to expand and the flexibility to implement new products and services faster and with less expense, and allows us to remain on the forefront of technological advances that enhance customer service. We recently reorganized our credit underwriting and loan administration functions to improve the uniformity of our underwriting standards throughout our organization and enhance our commitment to a strong credit culture. We believe that our current infrastructure provides the necessary platform to expand our services in our existing markets and in new markets.

•	Operational Efficiency: While investing substantially in our infrastructure, we have been able to operate more efficiently than many financial institutions of comparable size, as demonstrated by our 48.70% efficiency ratio for the six months ended June 30, 2006 and 47.96% for the year ended December 31, 2005. We have a strong in-house technological capability developed by launching and operating our own online bank, which enables us to avoid relying on third-party vendors and consultants for information technology support. We believe we can maintain our operational efficiency by centralizing critical non-customer service operations, locating administrative operations in low cost markets and effectively leveraging our technology. We expect that the savings we achieve in the consolidation of our subsidiary banks will offset a majority of the additional costs we will incur as a publicly traded company. If our estimates of these additional expenses or our consolidation savings are inaccurate, it could increase our efficiency ratio.

•	Diversified Funding Sources: Our stable customer base in the local communities we serve, which provides a reliable source of core deposits, is complemented by our Ascencia online banking division, which gives us ready access to high growth internet deposit opportunities. This combination of deposit sources provides dependable funding to expand our lending services without excess reliance on wholesale funding. Established in February 1999, Ascencia has delivered deposit products and services on the internet in a profitable and efficient manner since shortly after its inception. As of June 30, 2006, Ascencia had total deposits of $334.6 million and over 12,000 accounts from customers residing in all 50 states.

Growth Strategies

Our plan for growth emphasizes expanding our presence in the fastest growing markets in central Kentucky by adding strategically located new offices and making selective acquisitions that will be accretive to earnings within the first full year of combined operations. We believe that this strategy will continue to build shareholder value and increase revenues and earnings per share by creating a larger base of lending and deposit relationships and achieving economies of scale and other efficiencies.

The principal elements of our growth strategy are the following:

•

Focusing on markets with attractive growth prospects: In planning our continued organic growth and assessing both potential de novo branching and acquisition opportunities, we target markets in our region that management believes have the highest growth potential, including the counties adjacent to Louisville, Kentucky and the growing communities along the I-65 corridor. To foster organic growth, we staff our banking offices with experienced loan officers who can pursue the loans to small and medium-sized lending opportunities in which we specialize in both the communities we serve and in contiguous markets. We believe that establishing our presence as a lender in target markets in this manner also enhances our ability ultimately to add new banking offices in these markets. In terms of acquisition candidates in these growth markets, we currently look for banks with total assets up to $250 million and a stable core deposit base.

•	Marketing Our Brand: To support our recent reorganization, we have embarked on an extensive branding campaign to unify our franchise under the PBI Bank name. Our campaign emphasizes that all PBI Bank offices offer the same high quality service with the convenience of a network of banking offices and the availability of a wider variety of products and services and resources typically associated with a regional bank. To date, feedback indicates that our customers have embraced the combined bank. We also plan to increase our name recognition by continuing to support numerous local civic organizations and community causes through financial contributions and encouraging our personnel to participate actively in these activities. We believe that conducting operations under one name will help us cross-sell additional products to customers.

•	Increasing Non-Interest Income and Core Deposits: We are implementing strategies to increase our non-interest income and core deposit base. Our efforts to increase fee income include adding mortgage products for sale into the secondary market where we retain servicing fees, continuing to participate in government guaranteed loan programs, opening retail banking offices in Louisville and other attractive markets where we have established lending relationships and exploring opportunities to add other profitable banking-related businesses. We intend to execute these strategies over controlled timeframes to minimize short-term risks while providing a strong base that can be leveraged for long-term improving profitability. Expansion of our core deposit base will provide us with a stable and low cost source of funding to continue to grow our loan portfolio. We believe that by establishing banking offices and making selective acquisitions in attractive growth markets while providing our customary superior service, our core deposits will naturally increase.

Our Markets and Growth Opportunities

Our Markets

Our primary markets consist of the following central Kentucky communities along and abutting the Interstate 65 corridor from Louisville to Bowling Green, located 25 miles north of the Tennessee border.

•	Louisville and Louisville Area Markets (5 offices; $555.7 million in deposits, including Ascencia): Our headquarters is in Louisville, the largest city in Kentucky and the sixteenth largest city in the United States according to U.S. Census Bureau data. The Louisville metropolitan area includes the consolidated Louisville/Jefferson County and 12 surrounding Kentucky and Southern Indiana counties with an estimated 1.2 million residents in 2005 according to Claritas. We also have banking offices in Bullitt County, south of Louisville, and Henry County, east of Louisville. Our five banking offices in these counties also serve the contiguous counties of Spencer, Shelby and Oldham to the east and northeast of Louisville. As a whole, these counties are experiencing rapid growth as more Louisville-based workers move to counties surrounding the city, according to the Report on the State of the Regional Workforce 2003 by the University of Louisville. The same Report noted that the Louisville regional economy posted a 22% growth in jobs from 1990 to 2000, a rate 2% higher than the United States as a whole, while population in the region grew at close to the national rate. The area’s employers are diversified across many industries and include the air hub for United Parcel Service (“UPS”), two Ford assembly plants, General Electric’s Consumer and Industrial division, Humana, Brown-Forman and YUM! Brands. On May 17, 2006, UPS announced it planned to invest more than $1 billion over the next four years to expand its Louisville air hub. According to the Kentucky Cabinet for Economic Development, the direct economic impact of new UPS jobs will be $344.8 million, with about $400 million in projected indirect benefits from companies that relocate to the metropolitan area or expand existing operations.

•	South Central Kentucky (7 offices; $206.4 million in deposits): South of the Louisville metropolitan area, we have banking offices in Cumberland, Butler, Green, Hart and Edmonson Counties, which had a combined population of approximately 62,000 in 2004, according to the Kentucky Cabinet of Economic Development. This region includes several relatively stable community markets comprised primarily of agricultural and service-based businesses. Each of our banking offices in these markets has a stable customer base and core deposits that are less sensitive to market competition, which provide us a lower cost source of funds for our lending operations.

•	Glasgow/Bowling Green (1 office; $50.1 million in deposits): Since 2004, we have acquired two banks in Glasgow, the county seat of Barren County, which we consolidated into one banking office. This provides us with access to Bowling Green in adjacent Warren County. Bowling Green, the home of Western Kentucky University, is Kentucky’s fourth largest city and the economic hub of a 425,000 person labor market in 2004 according to the Kentucky Cabinet of Economic Development. Major employers in Barren and Warren Counties include GM’s Corvette plant and several other automotive facilities and R.R. Donnelley’s regional printing facility.

Growth Opportunities

We believe that our existing markets and the markets contiguous to our existing markets provide attractive growth opportunities. Historically, Kentucky’s economy has experienced steady growth, which we believe results in relative employment stability and generally not being prone to “boom or bust” cycles. Kentucky’s labor market grew by 1.6% during the twelve months ended March 31, 2006, and as of that date had experienced nine consecutive quarters of year-over-year job growth and the greatest year-to-year growth since 2000, according to recent FDIC state profiles. The professional and business services, leisure and hospitality industries, education and health services and construction sectors experienced the greatest labor gains in the state. Louisville/Jefferson County experienced the largest employment gains, mostly in leisure, hospitality and construction.

We plan to increase our retail presence by selectively adding de novo banking offices where we have high concentrations of existing lending business, such as in the Louisville metropolitan area. We currently service approximately $264 million of outstanding loans in Louisville/Jefferson County with no retail banking offices. Our existing base of borrowers in faster growing areas of metropolitan Louisville, such as Louisville’s east side, provides a natural source of potential customers for new retail offices in the market. Lexington, Kentucky’s second largest city with approximately 270,000 residents in 2004, is another possibility for a de novo banking office.

Also in furtherance of our expansion strategy, we plan to add banking offices in growing communities where we can “fill in” gaps in our retail footprint along the I-65 corridor. In particular, we plan to target markets where we already serve lending customers from our banking offices in adjacent counties who could be a potential source of retail business. One such target market is Bowling Green. Another opportunity market is Hardin County, with approximately 100,000 residents in 2004, which includes the Fort Knox military base and the cities of Elizabethtown and Radcliff, the 15th and 17th largest cities in Kentucky. In May 2005, the Base Realignment and Closure Commission unanimously approved plans to consolidate U.S. Army administrative and human resource functions and other changes at Fort Knox by 2009, which would add approximately 3,500 military and civilian personnel. According to the executive director of the Kentucky Commission on Military Affairs, these changes are expected to create a payroll increase of $250 million, generate as much as $200 million in on-post construction and spur substantial residential construction within a ten-mile radius of Fort Knox.

Finally, Ascencia, our online banking division, offers us the opportunity to continue to extend our deposit customer base nationwide beyond the practical geographical limitations of traditional banking, which would otherwise require us to open new offices in order to extend our service areas and attract new customers. Customers can access a variety of banking services and conduct numerous banking transactions by connecting to our web site via their personal computers at any time, day or night. Ascencia also offers us a lower cost vehicle for providing deposit products and other banking services to customers who are comfortable using the Internet for business and personal financial transactions.

Lending Activities

General. We offer a variety of loans, including real estate construction and development, commercial and residential real estate, commercial business and consumer loans to individuals and small to medium-sized businesses that are located or conduct a substantial portion of their business in our market area. Although we offer a variety of types of loans and our underwriting standards vary for each type of loan, we emphasize loans for which real estate is used as collateral. At June 30, 2006, we had total loans of $814.5 million, representing 80.4% of our total assets.

Loans secured by real estate are the primary component of our loan portfolio. To increase the likelihood of the ultimate repayment of the loan, we obtain a security interest in the real estate whenever possible, in addition to the other available collateral. At June 30, 2006, loans secured by real estate constituted 87.72% of our total loan portfolio. Our loans consist primarily of commercial real estate loans, construction and development loans and residential real estate loans. Interest rates for all types of loans may be fixed or adjustable. We generally charge an origination fee for each loan and may collect renewal and late charge fees. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness and ability to repay the loan.

Real Estate Construction and Development Loans. We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers desiring to build their own homes. The duration of our construction and development loans generally is limited to 12 months, although payments may be structured on a longer amortization basis. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. Specific risks include:

•	cost overruns;

•	mismanaged construction;

•	inferior or improper construction techniques;

•	economic changes or downturns during construction;

•	a downturn in the real estate market;

•	rising interest rates which may prevent sale of the property; and

•	failure to sell completed projects in a timely manner.

If we are forced to foreclose on a project prior to completion, we may not be able to recover all of the unpaid portion of the loan. As a result, we may be required to fund additional money to complete the project or hold the property for an indeterminate period of time. We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees where possible and by keeping the loan-to-value ratio of the completed project at or below 80%. At June 30, 2006, real estate construction and development loans amounted to $208.6 million, or 25.6% of our loan portfolio.

Commercial Real Estate Loans. Our commercial real estate loans include various types of business purpose loans secured by farmland and nonresidential commercial real estate. These loans are not concentrated in any particular industry or geographically within any of our market areas. These loans generally have terms of five years or less, although payments can be structured over a longer amortization period. We evaluate each borrower on an individual basis and attempt to determine the risks of the business and the credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We also generally require that a borrower’s cash flow exceeds 120% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. At June 30, 2006, commercial real estate loans, other than commercial construction loans, amounted to $303.1 million, or 37.2% of our loan portfolio.

Residential Real Estate Loans. Our residential real estate loans consist primarily of loans secured by one-to-four family residences. These loans are generally amortized over 15 to 30 years. At June 30, 2006, total residential real estate loans amounted to $182.5 million, or 22.4% of our loan portfolio.

In addition, we engage in secondary-market mortgage activities by obtaining commitments from secondary mortgage purchasers for loans originated by PBI Bank. Based on these commitments, we originate mortgage loans on comparable terms and generate fee income to supplement our interest income. We currently do not retain servicing rights with respect to the mortgage loans we sell. We plan to add mortgage products for sale into the secondary market where we retain servicing rights, which would increase our fee income.

Commercial Loans. We make loans for commercial purposes to various lines of businesses. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. Repayment of secured commercial loans depends substantially on the borrower’s underlying business, financial condition and cash flows, as well as the sufficiency of the collateral. Compared with real estate, the collateral may be more difficult to monitor, value and sell. Non-real estate collateral may also depreciate more rapidly than real estate. These risks can be significantly affected by economic conditions. In addition, commercial business lending generally requires substantially greater oversight efforts compared with real estate lending. These loans may have amortization periods of up to seven years, and interest rates can be either floating or fixed. Generally, a personal guarantee of the business owners is required. At June 30, 2006, commercial business loans amounted to $56.7 million, or 7.0% of our total loan portfolio, excluding for these purposes commercial loans secured by real estate, which are included in the real estate category above.

Our commercial loan portfolio includes asset-based loans, which are collateralized primarily by receivables owned by the borrowers. Asset-based loans typically earn higher yields because they involve greater risks than loans collateralized by real estate. At June 30, 2006, asset-based loans represented less than 1% of our loan portfolio.

Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and revolving lines of credit such as credit cards. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. Consumer loan rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods not to exceed 60 months. We will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured or, if they are secured, the value of the collateral, such as a motor vehicle or boat, may be difficult to assess and more likely to decrease in value than real estate. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. At June 30, 2006, consumer loans amounted to $29.4 million, or 3.6% of our loan portfolio.

Agriculture Loans. We provide various kinds of operating and term loans to agricultural producers in our market areas, including annual crop production loans, equipment financing loans and satellite secured loans. These notes are normally secured by, as appropriate, crops, equipment, accounts, various kinds of support payments, cattle and hedge accounts. Inspections are performed on crop production and cattle loans to monitor outstanding loan balances to our collateral. Repayments of agricultural loans are substantially dependent on the successful operation of the farm, which may be affected by many factors, including weather, changing market prices and death or disease of the crops or animals that comprise some or all of the collateral for the loans. At June 30, 2006, we had $12.8 million in agricultural loans, which represented 1.6% of our total loans.

Underwriting. Our underwriting standards vary for each type of loan. In underwriting all of our real estate related loans, we seek to minimize our risks by giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards and a review of the financial condition of the borrower. Underwriting of commercial loans focuses on an analysis of the cash flow and stability of the underlying business, which provides the cash flow stream for debt service. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on a regular basis. After a loan is approved, our credit administration staff focuses on the loan portfolio, including regularly monitoring the quality of the loan portfolio.

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate these risks by adhering to internal credit policies and procedures. Our policies and procedures include officer and client lending limits, a multi-layered approval process for larger loans, documentation examination and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, which ranges from $10,000 to $500,000 except with respect to residential real estate loans meeting certain qualifications, the loan request will be considered by an officer with a higher lending limit or by one of our regional loan committees or the senior loan committee. We do not make any loans to directors or executive officers of PBI Bank or us unless the loan is approved by the board of directors of PBI Bank and is on terms not more favorable to such person than would be available to a person not affiliated with PBI Bank.

Credit Administration and Loan Review. We maintain a continuous loan review system and use our internal audit department to review the loan files on an annual and quarterly basis. Each loan officer is responsible for rating each loan he or she makes and for reviewing those loans on a periodic basis. Our credit underwriting and credit administration staff assists us in strengthening our credit review processes and establishing performance benchmarks in the areas of nonperforming assets, charge-offs, past dues and loan documentation. The credit administration staff also supervises loan and processing functions.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, PBI Bank is subject to a legal limit on loans to a single borrower equal to 20% of PBI Bank’s capital and unimpaired surplus for unsecured loans and 30% of PBI Bank’s capital and unimpaired surplus for secured loans. This limit will increase or decrease as PBI’s capital increases or decreases. We sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of our lending limit. At June 30, 2006, we had participations sold totaling $60.4 million.

Deposit Products

Deposits are our principal source of funds for making loans and acquiring other interest-earning assets. The costs or interest expense that a bank must incur to attract and maintain deposits will have a significant impact on its operating results. Those costs, in turn, will be determined in large measure by the types of deposit products that a bank offers to and is able to attract from its customers. Generally, banks seek to attract demand deposits which bear no interest and lower cost deposits such as interest-bearing checking, savings and money market deposits (commonly referred to as “core deposits”). By comparison, certificates of deposit (commonly referred to as “time deposits”), including those in denominations of $100,000 or more, usually bear much higher interest rates and are more price sensitive and volatile than core deposits. Banks that are not able to attract significant amounts of core deposits must rely on more expensive time deposits to fund interest earning assets. Our principal source of funding is deposits, of which approximately 20.5% were core deposits as of June 30, 2006. Approximately 61.2% of our total deposits were obtained from within our market area as of June 30, 2006.

In addition to deposit products offered at our banking offices, we offer basic and interest-bearing checking accounts, savings accounts, money market accounts and certificates of deposit for periods ranging from six months to five years through Ascencia, our online banking division, at www.ascencia.com. We have consistently offered interest rates on our internet deposit accounts that are competitive with the national average.

Internet Banking Service

Our Ascencia customers can access and conduct banking transactions at our web site, at www.ascencia.com, through any Internet service provider by means of secure web browsers. When customers access the menu of products and services at our Ascencia web site, they are able conduct the following banking or financial transactions:

•	initiating ACH transactions;

•	paying bills and ordering wire transfers of funds;

•	transferring funds between accounts;

•	viewing account balances and account history;

•	printing bank statements;

•	effectuating stop payments;

•	re-ordering checks;

•	viewing check images; and

•	conducting secure e-mail messaging with customer service.

Other Products and Services

We provide a full range of additional retail and commercial banking products and services, including drive-through banking facilities, automatic teller machines, night depository, personalized checks, credit cards, debit cards, Internet banking, electronic funds transfers through ACH services, domestic and foreign wire transfers, travelers’ checks, cash management, vault services, loan and deposit sweep accounts and lock box services.

Security

Our ability to provide customers with secure and uninterrupted financial services is of paramount importance to our business. We believe our computer banking systems, services and software meet the highest standards of bank and electronic systems security.

All of our critical application and data servers are located in one of two secure data center facilities. Each of these data centers serves as a recovery center for the other, so that even in the event of a total loss of one of our data centers, we would be able to continue our business operations. Our data centers have the infrastructure required to keep our computer systems up and running 24 hours a day, 7 days a week. Each center is physically secured with electronic badge and code access required to enter the facilities. Critical systems are further secured and require additional access privileges in order to reach them. We use cameras to record access to each of the buildings and the data centers within the buildings. Each facility is also equipped with a generator that will allow for operations to continue in the event of an electrical power outage. Both data centers have dedicated climate control systems for their computer areas. The primary data center located in Louisville contains a data center grade HVAC system that has enough capacity to allow for future expansion. This data center is also equipped with an FM-200 fire suppression system.

All servers are further protected through advanced security measures. Standard techniques such as firewalls and encryption are used to secure customer information. Security is further layered throughout each level of a transactional process so that information is secured and unauthorized access attempts are repelled. The process of log monitoring is leveraged to help assure that there are no security breaches.

Our Investment Activities

Our general objectives with respect to our investment portfolio are to:

•	achieve an acceptable asset/liability position (based on our separate policy related to asset/liability management that provides guidance for how investments are to be used to manage interest rate risk);

•	provide a balance of quality and diversification to our assets;

•	provide liquidity necessary to meet cyclical and long term changes in the mix of assets and liabilities;

•	provide a stable flow of dependable earnings;

•	maintain collateral for pledging requirements;

•	manage interest rate risk;

•	comply with regulatory and accounting standards; and

•	provide funds for local community needs.

Our investment securities consist primarily of U.S. agency issues, municipal bonds and mortgage-backed securities. In addition, for liquidity purposes, we use Fed funds sold, which are temporary overnight sales of excess funds to correspondent banks.

All of our investment securities are classified as “available-for-sale” or “held-to-maturity” pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. Held-to-maturity securities are those securities that we have both the intent and the ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.

Our investment securities portfolio is managed in accordance with guidelines set forth in our investment policy. Specific day-to-day transactions affecting the investment securities portfolio are managed by our chief financial officer. In accordance with our written investment policy, all trades require the prior written approval of our investment committee. These investment activities are reviewed monthly or more often, as needed, by our investment committee and are reported monthly to PBI Bank’s board of directors.

Our investment policy addresses strategies, types and levels of allowable investments and is reviewed and approved annually by PBI Bank’s board of directors. Our investment policy authorizes us to invest in a variety of investment securities, subject to various limitations. It also limits the amount we can invest in various types of securities, places limits on average life and duration of securities, and limits the securities dealers with whom we can conduct business.

Competition

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services offered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices within our market area and beyond.

There are a number of banks that offer services exclusively over the internet, such as NetBank and E*TRADE Bank, and other banks, such as Bank of America and Wells Fargo Bank that market their internet services to their customers nationwide. We believe that only the very largest of the commercial banks with which we compete offer the comprehensiveness of internet banking services that we are able to offer. However, many of the larger banks do have greater market presence and greater financial resources to market their internet banking services. Additionally, new competitors and competitive factors are likely to emerge, particularly in view of the rapid development of internet commerce. On the other hand, there have been some recently published reports indicating that the actual rate of growth in the use of internet banking services by consumers and businesses is lower than had been previously predicted and that many customers still prefer to be able to conduct at least some of their banking transactions at local banking offices. We believe that these findings support our strategic decision to consolidate our internet bank and traditional community bank to offer customers the benefits of both traditional and internet banking services and we believe that this strategy will contribute to our growth in the future.

Properties

We operate 13 banking offices through PBI Bank. Our main office is located at 2500 Eastpoint Parkway, Louisville, Kentucky. The following table shows the location and square footage of each of our properties and the amount of deposits. We own all of these properties and believe that all of our properties are adequately covered by insurance.

Locations	Square Footage	Deposits at June 30, 2006
		(dollars in thousands)
Main Office: 2500 Eastpoint Parkway, Louisville*	30,000	$334,552
Eminence Office: 645 Elm Street, Eminence	1,500	10,876
Hillview Office: 11998 Preston Highway, Hillview	3,500	35,501
Pleasureville Office: 5440 Castle Highway, Pleasureville	10,000	91,933
Shepherdsville Office: 340 South Buckman Street, Shepherdsville	10,000	82,835
Brownsville Office: 113 East Main, Brownsville	8,500	32,153
Burkesville Office: 365 North Main Street, Burkesville	2,000	5,568
Canmer Office: 2708 North Jackson Highway, Canmer	5,000	6,225
Glasgow Office: 1006 West Main Street, Glasgow	12,000	50,111
Greensburg Office: 202-04 North Main Street, Greensburg	11,000	68,350
Horse Cave Office: 210 East Main Street, Horse Cave	5,000	15,562
Morgantown Office: 112 West Logan Street, Morgantown	7,500	38,063
Munfordville Office: 949 South Dixie Highway, Munfordville	9,000	40,461

Total		$812,190

*	Location of our Ascencia division

Employees

As of June 30, 2006, we had 223 full-time and full-time equivalent employees. Management considers its relations with its employees to be good. Neither we nor PBI Bank are a party to any collective bargaining agreement.

Legal Proceedings

In the ordinary course of operations, we and PBI Bank are a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us or PBI Bank, which, if determined adversely, would have a material effect on our or PBI Bank’s business, results of operations or financial condition.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and a brief account of the business experience of each of our current executive officers and directors as of the date of this prospectus:

Name	Age	Position
J. Chester Porter	65	Chairman of the Board, General Counsel and Director of Porter Bancorp and PBI Bank
Maria L. Bouvette	49	President, Chief Executive Officer and Director of Porter Bancorp and PBI Bank
David B. Pierce	46	Chief Financial Officer of Porter Bancorp and Chief Strategic Officer of PBI Bank
David L. Hawkins	51	Director
Michael E. Miller	54	Director
Sidney L. Monroe	65	Director
Stephen A. Williams	55	Director

J. Chester Porter. Mr. Porter has served as our chairman of the board and general counsel since 1988. He also serves as a director of two affiliated banks. Mr. Porter is a partner in the law firm Porter & Associates and has practiced law for over 30 years. Mr. Porter is a member and the chairman of the University of Louisville board of trustees, and chairman of the University of Louisville Foundation Board. He has also served on Campbellsville University’s board of trustees and executive committee since 1985. Mr. Porter has over 25 years of banking and management experience. Mr. Porter earned a bachelor’s degree in economics from Campbellsville University and a law degree from the University of Louisville.

Maria L. Bouvette. Ms. Bouvette has served as our president and chief executive officer since 1988. She also serves as chief financial officer and a director of two affiliated banks. Ms. Bouvette is a member of board of trustees of Norton Healthcare, the largest healthcare provider and third largest employer in Louisville, Kentucky. Before joining Porter, Ms. Bouvette served as a manager of Deloitte Haskins & Sells (now Deloitte & Touche). Ms. Bouvette is a certified public accountant and has over 25 years of banking and management experience. She earned a bachelor’s degree in accounting from the University of Louisville.

David B. Pierce. Mr. Pierce has served as our chief financial officer since 1989. From 1984 to 1989, Mr. Pierce served as a manager at Coopers & Lybrand (now PricewaterhouseCoopers) where he was responsible for audits of public and private entities including financial institutions. Before 1984, Mr. Pierce was a senior accountant at Deloitte Haskins & Sells (now Deloitte & Touche). Mr. Pierce is a certified public accountant and has over 20 years of banking and management experience. Mr. Pierce earned a bachelor’s degree in accounting from the University of Louisville.

David L. Hawkins. Mr. Hawkins was appointed to our board of directors on May 15, 2006 and serves as the chairman of our audit committee. Mr. Hawkins has served as a director of PBI Bank or one of its predecessors since 1994. He also served as a director of Pioneer Bank from 1994 until it was merged into PBI Bank in January 2005. Mr. Hawkins is a farmer and private investor. Mr. Hawkins served as president and CEO of Pioneer Bank, Canmer, Kentucky from 1982 until 1994, when it was acquired by us. Before becoming president and CEO of Pioneer Bank, Mr. Hawkins was a partner in Taylor, Polson, Woosley and Hawkins, a public accounting firm in Glasgow, Kentucky. Mr. Hawkins earned a bachelor’s degree in accounting from Western Kentucky University.

Michael E. Miller. Mr. Miller was appointed to our board of directors on May 15, 2006 and serves as the chairman of our corporate governance and nominating committee and compensation committee. Mr. Miller has served as chief financial officer of Churchill Downs Incorporated, a Nasdaq Global Market listed owner and operator of thoroughbred race tracks, since January 2003, and as executive vice president since June 2003. He is responsible for finance, accounting, SEC reporting, treasury and risk management, investor relations, corporate human resources and IT functions. Mr. Miller joined Churchill Downs as senior vice president of finance in January 2000. Before joining Churchill Downs, Mr. Miller was chief financial officer of Fender Musical Instruments, a privately held manufacturer and wholesaler of musical instruments. Mr. Miller earned a bachelor’s degree in accounting from Marshall University.

Sidney L. Monroe. Mr. Monroe was appointed to our board of directors on May 15, 2006 and serves as a member of our audit committee. Mr. Monroe is a retired certified public accountant. From 1990 to 2001, Mr. Monroe was a partner in Kent, Gay and Monroe, an audit and consulting services firm that primarily advised small and medium-sized businesses. Before 1990, Mr. Monroe held numerous positions during a 20 year career at Deloitte Haskins & Sells (now Deloitte & Touche), including partner in charge of several offices, including the Louisville office. While at Deloitte, Mr. Monroe was designated as a specialist in the financial institutions field. Mr. Monroe earned a bachelor’s degree in history from Florida State University and a master’s of professional accountancy degree from Georgia State University.

Stephen A. Williams. Mr. Williams was appointed to our board of directors on May 15, 2006 and serves as a member of our audit committee. Mr. Williams has served as president and chief executive officer of Norton Healthcare, a not-for-profit integrated healthcare delivery organization that is the largest healthcare provider and third largest employer in Louisville, Kentucky, since June 1993. Norton Healthcare owns and operates seven hospitals, five immediate care centers and 140 owned physician practices in 27 locations, and has approximately $2.1 billion in assets. Mr. Williams earned a bachelor’s degree in administrative management from Murray State University and a master’s in healthcare administration from the University of Minnesota.

Potential Consequences of Control by Management on Corporate Governance

After completion of the offering, J. Chester Porter and Maria L. Bouvette together will beneficially own approximately 68.6% of our outstanding common stock, and approximately 66.5% of our outstanding common stock if the underwriters’ over-allotment is fully exercised. Mr. Porter and Ms. Bouvette have been business partners for more than 20 years. In addition, Mr. Porter and Ms. Bouvette each have made testamentary arrangements that provide for the other to retain voting control of his or her common stock in the event of death. Accordingly, they will be able to exercise control over our business and affairs and will have sufficient voting power to determine the outcome of any matter submitted to a vote of our shareholders, including the election and removal of our entire board of directors, any amendment of our articles of incorporation (including any amendment that changes the rights of our common stock) and any merger, consolidation or sale of all or substantially all of our assets. Neither our articles of incorporation, our bylaws, nor Kentucky law requires the vote of more than a simple majority of our outstanding shares of common stock to approve a matter submitted for shareholder approval, subject to the general statutory requirement that any transaction in which one or more directors have a direct or indirect interest (other than as a shareholder) must be “fair” to the corporation. However, immediately following the offering Mr. Porter and Ms. Bouvette will not control 80% of our outstanding shares, the percentage required by Kentucky law to take corporate actions by written consent without prior notice to or approval of other shareholders, were we to amend our articles of incorporation to permit it.

After the offering, we will also be a “controlled company” within the meaning of the Nasdaq corporate governance rules by virtue of the voting control of Mr. Porter and Ms. Bouvette, together owning more than 50% of our sole class of voting stock. As a controlled company, our controlling shareholders will have greater power to take actions which may differ from the actions that other shareholders might favor, and investors and other shareholders will have fewer procedural and substantive protections against the exercise of this power.

A “controlled company” may elect not to comply with the following Nasdaq corporate governance rules:

•	A majority of its board of directors must consist of “independent directors,” as defined by the Nasdaq rules;

•	Decisions regarding the compensation paid to executive officers must be made either by a compensation committee composed entirely of independent directors or by a majority of the independent directors;

•	Nominations for election to the board of directors must be made either by a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or by a majority of the independent directors.

We intend to rely on our controlled company status to have Mr. Porter serve on our nominating and governance committee and to have Ms. Bouvette serve on our compensation committee. We expect them to continue to serve in those positions for the foreseeable future.

Under the Nasdaq corporate governance rules, an “independent director” generally means a person other than an officer or employee of the listed company or its subsidiaries, or any other individual having a relationship which, in the opinion of the listed company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Certain categories of persons are deemed not to be independent under the Nasdaq corporate governance rules, including persons employed by the listed company within the last three years, persons who have received compensation exceeding $60,000 from the listed company within any of the last three years, persons who have immediate family members that have been executive officers of the listed company or any of its affiliates in any of the past three years, persons who are affiliated with a business that has received payments from or made payments to the listed company in excess of the greater of 5% of the gross revenues of the business or the listed company or $200,000 within any of the last three years and persons that are executives of another entity where any of the listed company’s executives serve on the other entity’s compensation committee. Of our four directors other than Mr. Porter and Ms. Bouvette, the full board of directors has determined that none of them have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, in accordance with the Nasdaq corporate governance rules.

Although a majority of our directors are independent directors, they have all been selected by Mr. Porter and Ms. Bouvette who together have the voting power to remove directors who oppose actions or decisions they favor. Mr. Porter and Ms. Bouvette also have the power to elect a majority of directors who are not independent directors. Our board may elect to dispense with the compensation committee and a nominating and governance committee at any time without shareholder consent.

The “controlled company” exception does not modify requirements under the Securities Exchange Act of 1934, SEC rules and the Nasdaq corporate governance rules that we have an audit committee comprised of at least three directors, all of whom must be independent as defined by the Exchange Act and the SEC and Nasdaq rules. We anticipate that in the future, at least one member of our audit committee will always qualify as an audit committee financial expert.

Board of Directors

Our articles of incorporation provide for a board of directors consisting of not less than two nor more than 15 members. Currently, our board of directors consists of six directors, each of whom was elected to his or her current term by Mr. Porter and Ms. Bouvette. Each of our directors will be elected annually. Each officer is elected by the board of directors and serves at its discretion.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of incorporation and bylaws.

Audit Committee. Our audit committee is comprised of Messrs. Hawkins, Monroe and Williams. Our board of directors has determined that Messrs. Hawkins, Monroe and Williams currently meet the independence requirements of the Nasdaq corporate governance rules and relevant federal securities laws and regulations. The audit committee assists our board in monitoring the integrity of the financial statements, the qualifications and independence of our independent registered public accounting firm, the performance of our internal audit function and our independent registered public accounting firm and our compliance with legal and regulatory requirements. All of the members of the audit committee are independent, as determined in accordance with the rules of the Nasdaq Global Market and relevant federal securities laws and regulations. Mr. Hawkins and Mr. Monroe each qualifies as an audit committee financial expert.

Compensation Committee. Our compensation committee is comprised of Mr. Miller and Ms. Bouvette. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Governance Committee. Our nominating and governance committee is comprised of Mr. Miller and J. Chester Porter. The nominating and governance committee assists our board of directors in promoting our best interests and the best interests of our shareholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee identifies individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of shareholders. It also reviews the qualifications and independence of the members of our board of directors and its various committees on a regular basis and makes any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Committees of PBI Bank

PBI Bank is managed through several committees comprised of members of PBI Bank’s board of directors and senior management, including the senior loan committee, the asset/liability management committee and the investment committee, each of which is described below.

Loan Committees

While PBI Bank’s board of directors is ultimately responsible for PBI Bank’s lending policies and procedures, commercial loans are approved under a system of officer and loan committee limits at PBI Bank. The senior loan committee reviews and approves all secured credits over $1 million and all unsecured credits over $200,000. PBI Bank also has two regional officer loan committees that review and approve smaller credits. All of these loan committees meet on a weekly basis. All material loan activity is reviewed each month by PBI Bank’s board of directors.

Asset/Liability Management Committee

The asset/liability management committee is comprised of senior officers of PBI Bank. The asset/liability management committee meets monthly, and is primarily responsible for:

•	development and control over the implementation of liquidity risk and market risk management policies;

•	review of interest rate and exchange rate movement, forecasts, and the development of PBI Bank’s strategy under specific market conditions; and

•	continued improvement of the overall asset/liability structure of PBI Bank.

Investment Committee

The investment committee is comprised of senior officers of PBI Bank. The investment committee meets monthly, and is primarily responsible for establishing and monitoring compliance with PBI Bank’s investment and funds management policies. The investment committee also reviews and approves all investment activity in accordance with established policies.

Local Advisory Boards

In addition to PBI Bank’s board of directors, within each market area, PBI Bank has local advisory boards comprised of prominent members of the community, including business leaders and professionals. These advisory directors act as ambassadors of PBI Bank within the community and promote business development within their market areas.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table

The following table includes certain summary information concerning the compensation of our chief executive officer and each of our two other most highly compensated executive officers (“named executive officers”), for services rendered in all capacities during the year ended December 31, 2005:

	Annual Compensation				Long-term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options	All Other Compensation (2)
J. Chester Porter	2005	$334,295	$77,500	$19,150	—	$9,732
Chairman of the Board and General Counsel of Porter Bancorp and PBI Bank

Maria L. Bouvette President and Chief Executive Officer of Porter Bancorp and PBI Bank	2005	$334,295	$77,500	$20,950	—	$9,650

David B. Pierce Chief Financial Officer of Porter Bancorp and Chief Strategic Officer of PBI Bank	2005	$232,690	$61,903	$13,814	—	$59,788

(1)	Amounts shown do not include amounts expended by PBI Bank, which may have a value as a personal benefit to the named individual. The value of perquisites and such other personal benefits did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus for any named individual.
(2)	Other annual compensation consists of employer contributions of $9,732, $9,650 and $6,650 to the 401(k) plan for the benefit of J. Chester Porter, Maria L. Bouvette and David B. Pierce, respectively, and a vested benefit of $40,757 in a supplemental executive retirement plan and $12,381 of premiums paid for life insurance for the benefit of David B. Pierce.

Option Grants in Last Fiscal Year

No options to purchase our common stock were granted in 2005 under the Ascencia stock option plan described below, which was the only stock option plan then in effect.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information regarding exercisable and unexercisable stock options held as of December 31, 2005 by each of the named executive officers. The value of unexercised in-the-money options represents the total gain which would be realized if all in-the-money options held at December 31, 2005 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial offering price of $24.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option. The options were issued under the Ascencia Bancorp stock option plan, and all share amounts in the table have been adjusted to reflect the conversion of each option to purchase one share of Ascencia at an exercise price of $10.00 per share into an option to purchase 0.3922 of a share of our convertible non-voting common stock at an exercise price of $25.50 per share.

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options as of December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In-The- Money Options as of December 31, 2005 ($) Exercisable/Unexercisable (2)
J. Chester Porter	—	$—	9,805/0	$0/$0
Maria L. Bouvette	—	$—	9,805/0	$0/$0
David B. Pierce	—	$—	88,245/0	$0/$0

(1)	The value realized represents the difference between the exercise price of the option shares and the market price of the option shares on the date of exercise.
(2)	The value is based on the positive spread between the exercise price of the applicable stock options and an assumed initial offering price of $24.50 per share which is mid-point of the price range set forth on the cover page of this prospectus.

Employee and Director Incentive Plans

2006 Porter Option Plan. On February 23, 2006, our board of directors established the Porter Bancorp, Inc. 2006 Stock Incentive Plan (the “2006 Plan”), which was approved by the holders of our voting common stock on April 5, 2006. The 2006 Plan authorizes the issuance of up to 400,000 shares of our non-voting common stock upon the exercise of options granted under the 2006 Plan or upon the grant of restricted stock awards under the 2006 Plan. As of August 25, 2006, options to purchase an aggregate of 29,816 shares of our convertible non-voting common stock under the 2006 Plan were outstanding, and 39,100 shares of restricted convertible non-voting common stock under the 2006 Plan were outstanding. The outstanding awards will convert to awards for shares of our voting common stock on a share-for-share basis upon completion of this offering. The following summary of the material features of the 2006 Plan is qualified in its entirety by reference to the copy of the plan which has been filed as an exhibit to the registration statement, of which this prospectus forms a part.

Administration. The 2006 Plan is currently administered by our board of directors, which serves as the “compensation committee” under the terms of the 2006 Plan. Our board of directors may delegate the responsibility for administering the 2006 Plan to a “compensation committee” comprised of two or more independent directors. The compensation committee has the authority to determine and designate from time to time the employees eligible to receive grants of options and restricted stock awards and to determine the vesting, restrictions and other terms of the agreements representing such options or awards, as the case may be. The compensation committee is also authorized to interpret the 2006 Plan and the respective award agreements executed under the 2006 Plan and to make all other determinations with respect to the 2006 Plan.

Shares Available for Issuance. The 2006 Plan provides for the reservation of 400,000 shares of our convertible non-voting common stock for issuance upon the exercise of options granted under the plan or upon the grant of restricted stock awards under the 2006 Plan. These reserved shares of convertible non-voting common stock will automatically convert to reserved shares of voting common stock on a share-for-share basis immediately before completion of this offering. If an option or award expires or is terminated, the shares that were subject to the unexercised or unvested portion will be available for future awards granted under the 2006 Plan. The number of shares covered by each outstanding option or award and the exercise price of outstanding options shall be proportionately adjusted for any increase or decrease in the number of our outstanding shares resulting from various changes in our capitalization, such as stock splits or stock dividends.

Types of Awards. The 2006 Plan provides for the granting of nonqualified stock options and shares of restricted stock. A summary of each type of award is as follows:

Stock Options

A stock option confers upon the awardee the right to purchase a certain number of shares of our convertible non-voting common stock at an established exercise price. The options automatically convert to options to purchase shares of our voting common stock immediately before completion of this offering. The exercise price of each nonqualified stock option granted under the 2006 Plan is determined by the compensation committee, and cannot be less than the fair market value of our stock at the grant date. Each option is exercisable for a period not to exceed ten years. For each option, the compensation committee will establish (i) the term of the option, (ii) the time or period of time in which the option will vest, (iii) the form of payment due upon exercise of the option and (iv) the treatment of the option upon the awardee’s termination of employment or service.

The options awarded on March 1, 2006 have an exercise price of $25.50 per share, a five-year term and vest in one-third increments on March 1 of each year, beginning in 2007.

Restricted Stock Awards

A grant of shares of restricted stock represents shares of our non-voting common stock that are subject to restrictions on disposition and the obligation of the awardee to forfeit and surrender the shares under certain circumstances (forfeiture restrictions). The compensation committee will have sole discretion to determine the forfeiture restrictions and may provide that such forfeiture restrictions shall lapse upon (i) the attainment of targets established by the compensation committee that are based on (a) the price of a share of our common stock, (b) our earnings per share, (c) our revenue, (d) the revenue of one of our business units designated by the compensation committee, (e) our return on stockholders’ equity or (f) our pre-tax cash flow from operations, (ii) the awardee’s continued employment or service with us for a specified period of time or (iii) a combination of any two or more of the factors listed in clauses (i) and (ii). Each award of restricted stock may have different forfeiture restrictions. Except to the extent restricted under the terms of the 2006 Plan and any agreement relating to the award of restricted stock, an awardee granted restricted stock shall have all of the rights of a shareholder including, without limitation, the right to vote restricted stock (when the stock becomes voting stock upon completion of this offering) or the right to receive dividends thereon.

At the time of the award of restricted stock, the compensation committee may prescribe additional terms, conditions or restrictions including, but not limited to, rules related to the termination of employment or service of the awardee prior to the lapse of the forfeiture restrictions.

The forfeiture restrictions on the shares of restricted stock awarded on March 1, 2006 lapse in one-tenth increments on March 1 of each year, beginning in 2007.

Amendment and Termination. Our board of directors may amend or terminate the 2006 Plan at any time, except that it may not make any amendment which would (i) impair any existing rights under an option or award, or (ii) decrease the exercise price of an option or extend the exercise period of an option. Except with respect to awards then outstanding, if not sooner terminated, the 2006 Plan terminates and no further awards shall be granted after the expiration of ten years from the date of its adoption.

Recapitalization or Change in Control. In the event of a change in control, the 2006 Plan provides that options granted under the plan become exercisable in full, whether or not exercisable at that time, and the restriction period for any restricted stock award ends. Under the 2006 Plan, a change in control means (i) the disposal of our business or the business of PBI Bank pursuant to a liquidation, sale of assets or otherwise, (ii) any person, group or entity acquiring or gaining ownership or control of more than 50% of our outstanding shares or the outstanding shares of PBI Bank, other than any trustee or other fiduciary holding shares under any employee benefit plan, or (iii) during any period of two consecutive years, individuals who were our directors at the beginning of that period cease to constitute a majority of the board of directors, unless the election of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the period.

2006 Non-Employee Directors Stock Ownership Plan. On May 15, 2006, our board of directors established the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Plan (the “2006 Directors Plan”), which was approved by the holders of our voting common stock on June 8, 2006. The 2006 Directors Plan authorizes the issuance of up to 100,000 shares of our common stock upon the exercise of options granted under the 2006 Directors Plan. The following summary of the material features of the 2006 Directors Plan is qualified in its entirety by reference to the copy of the plan which has been filed as an exhibit to the registration statement, of which this prospectus forms a part.

Administration. The 2006 Directors Plan is designed to operate automatically and require minimal administration. The board of directors is authorized to interpret the 2006 Directors Plan and the respective award agreements executed under the 2006 Directors Plan and to make all other determinations with respect to the 2006 Directors Plan.

Shares Available for Issuance and Termination of Plan. The 2006 Directors Plan provides for the reservation of 100,000 shares of our common stock for issuance upon the exercise of options granted under the plan. The number of shares covered by each outstanding option or award and the exercise price of outstanding options shall be proportionately adjusted for any increase or decrease in the number of our outstanding shares resulting from various changes in our capitalization, such as stock splits or stock dividends. The Plan will terminate on the date when all shares available under the 2006 Directors Plan have been acquired pursuant to the exercise of grants, unless the board of directors terminates the 2006 Directors Plan before that date.

Grant, Vesting and Exercise of Options. The 2006 Directors Plan automatically grants an option for 5,000 shares of common stock to each non-employee director of Porter Bancorp and 1,000 shares of common stock to each non-employee director of PBI Bank on the date this offering is completed, and in future years, the first day of the month after our annual meeting of shareholders. The exercise price is equal to the closing sale price of our shares of common stock as reported on the Nasdaq Global Market on the date of grant. Each option becomes exercisable with respect to one-sixth of the shares of common stock subject to the option on each six month anniversary of the date of grant as long as the director is continuing to serve on the board of directors. If a director ceases to serve on the board of directors for any reason, the director will automatically forfeit the unvested portion of the option. Each option will expire on the fifth anniversary of the date on which it was granted.

Termination of Director Relationship. If a director ceases to be a member of the board of directors for any reason other than death or disability, the director may exercise any options exercisable on the date of the director’s termination of service until the earlier of 90 days following the termination or the last day of the term of the options. If a director ceases to be a member of the board of directors by reason of death or disability, the director (or the director’s personal representative) may exercise any options exercisable on the date of the director’s termination of service until the earlier of one year after the termination or the last day of the term of the options.

Change in Control. In the event of a change in control, the 2006 Directors Plan provides that options granted under the plan become exercisable in full, whether or not exercisable at that time. Under the 2006 Directors Plan, a change in control means (i) the disposal of our business or the business of PBI Bank pursuant to a liquidation, sale of assets or otherwise, (ii) any person, group or entity acquiring or gaining ownership or control of more than 50% of our outstanding shares or the outstanding shares of PBI Bank, other than any trustee or other fiduciary holding shares under any employee benefit plan, or (iii) during any period of two consecutive years, individuals who were our directors at the beginning of that period cease to constitute a majority of the board of directors, unless the election of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the period. If a change of control occurs, a director will be entitled to receive, in lieu of the exercise of an option, a cash payment in an amount equal to the difference between the aggregate exercise price and in the case of a tender offer or exchange offer, the final offer price paid per share, multiplied by the number of shares subject to the option; or, in the case of any other change of control, the aggregate fair market value of the shares covered by the shares.

Transfer Restrictions. An award granted under the 2006 Directors Plan is not transferable by the grantee other than to family members, a trust for the benefit of immediate family members, a partnership or limited liability company in which the director and/or immediate family members are the only partners or members or by will or the laws of descent and distribution, and can be exercised during the award holder’s lifetime only by the grantee or a duly appointed guardian or personal representative or by transferees authorized under the 2006 Directors Plan.

Ascencia Stock Option Plan. Our former subsidiary bank, Ascencia Bank, formerly known as USAccess Bank, established the USAccess Bank, Inc. 2000 Stock Option Plan (the “Ascencia stock option plan”). The Ascencia stock option plan was assumed by Ascencia Bancorp, formerly known as USAccess Bancorp, when we formed Ascencia Bancorp as a one-bank subsidiary holding company. As of June 30, 2006, options to purchase 194,004 of our shares were outstanding under the Ascencia stock option plan. These options were issued in 2000, 2001 and 2004 and have a ten year term. The exercise price per share for the options was equal to the fair market value of the common stock as of the grant date (110% of fair market value in the cases of options granted to Mr. Porter and Ms. Bouvette), based on the $10.00 price per share at which Ascencia shares were sold to investors in a December 1999 private offering. When Ascencia Bancorp was merged into our company effective December 31, 2005 as part of our reorganization, each option to purchase one share of Ascencia common stock converted into an option to purchase 0.3922 of a share of our common stock for $25.50, as provided in Ascencia stock option plan, based on the exchange ratio in the merger. No options may be granted under the Ascencia stock option plan after December 31, 2005.

401(k) Plan. All of our full- and part-time employees are eligible to participate in our 401(k) Plan after 90 days of employment. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 15% of their compensation per year. We contribute a safe-harbor matching contribution equal to 50% of the participants’ first 4% of deferred compensation contribution. At our discretion, we may make an additional contribution each plan year.

Supplemental Executive Retirement Plan. PBI Bank has a Supplemental Executive Retirement Plan to provide additional benefits for certain key officers. Pursuant to the plan, we are obligated to pay each participant, or his or her beneficiaries, benefits at the participant’s retirement or death. In addition, we must pay benefits if the participant’s employment terminates before retirement age (other than by death or for cause) or if the participant is terminated within three years following a change-in-control. Benefits are paid monthly for a period of ten years. The estimated cost of the plan is being accrued over the period of active employment of the participants. We adopted this plan in 2004. As of December 31, 2005, $199,000 had been accrued as a liability for the plan. The amounts charged to operations were $57,000 in 2004 and $142,000 in 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under Section 402 of the Sarbanes-Oxley Act of 2002, it is now unlawful for any issuer to extend, renew or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer of that issuer. This prohibition does not apply to loans that were made on or before July 30, 2002, or certain types of loans described in Section 402 that are:

•	made available by the issuer in the ordinary course of the issuer’s consumer credit business;

•	of a type generally made available by such issuer to the public; and

•	made by the issuer on market terms, or terms that are no more favorable than those offered by the issuer to the general public.

Section 402 also does not apply to loans by an insured depository institution, if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act or the Federal Reserve’s Regulation O.

Certain of our officers, directors and principal shareholders and their affiliates and certain of the officers and directors of PBI Bank and their affiliates have had transactions with PBI Bank, including borrowings and investments in certificates of deposit. Our management believes that all such loans and investments have been and will continue to be made in the ordinary course of business of PBI Bank on substantially the same terms, including interest rates paid and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectibility or present other features unfavorable to us. Therefore, we believe that all of these transactions comply with Section 402 of the Sarbanes-Oxley Act or have been made pursuant to a valid exception from Section 402 of the Sarbanes-Oxley Act. As of December 31, 2005, the aggregate amount of all loans outstanding which individually exceed $60,000 to our executive officers and directors, the executive officers and directors of PBI Bank and the firms and corporations in which they have at least a 10.0% beneficial interest was approximately $4.2 million.

Reorganization

On December 31, 2005, we consummated a reorganization in which each of our three partially owned subsidiary bank holding companies, Ascencia Bancorp, Inc., Mammoth Bancorp, Inc. and BBA, Inc. were merged into our company. In each of these mergers, we acquired the shares of the other shareholders in exchange for shares of our convertible non-voting common stock, cash or indebtedness. Our chairman, J. Chester Porter, our president and chief executive officer, Maria L. Bouvette, our chief financial officer, David B. Pierce and our chairman’s brother, William G. Porter (through the William G. Porter Revocable Trust) each beneficially owned shares of Ascencia Bancorp, BBA, Inc. and/or Mammoth Bancorp, Inc. before the reorganization, and, as a result, received the consideration summarized below.

The terms on which we purchased the other interests in each of the three subsidiaries were the product of the negotiations described below. We did not obtain an appraisal of any of the three subsidiaries by an independent valuation expert. The Mammoth and BBA acquisitions were negotiated concurrently over the course of several weeks from August to October 2005 in discussions between, on the one hand, our controlling shareholders, J. Chester Porter and Maria L. Bouvette, and, on the other hand, William G. Porter, a former certified public accountant, a director of two our subsidiary banks at the time and the brother of J. Chester Porter. None of the parties to the BBA and Mammoth transactions believed an appraisal was necessary due to their ownership of these two companies for over 20 years, their familiarity with the banking industry and the public availability of information about trading prices and performance measures for financial institutions. The negotiations on behalf of the Ascencia minority shareholders were conducted by a committee of independent shareholders of Ascencia appointed by our controlling shareholders, as described below. The committee was advised by Professional Bank Services, Inc., an investment banking firm headquartered in Louisville, Kentucky that had no direct or indirect relationship with any of the parties to any of the three transactions or any of their affiliated entities.

Our convertible non-voting common stock issued in each transaction was valued at $25.50 per share, which was the same value ascribed to our voting stock at that time. Neither we nor any of the other parties to our reorganization obtained an appraisal of our stock by an independent valuation expert. The $25.50 price per share was established by our management (including our controlling shareholders) for purposes of the negotiations with other parties to our reorganization based on an assessment of our financial results and prospects, a comparison of our earnings to net income multiples of publicly traded bank holding companies of similar asset size in our region, and the application of a 10% discount for the absence of a public trading market for our shares. The data used to value our shares was provided to all parties to the transactions during the course of negotiating purchase prices, and the $25.50 price per share was independently evaluated by the financial advisor to the committee representing the minority interests in the Ascencia transaction when the advisor rendered its fairness opinion to the committee.

Mammoth Bancorp, Inc. We owned 650 (or 67%) and the William G. Porter Revocable Trust owned 325 (or 33%) shares of Mammoth Bancorp common stock. In the merger of Mammoth into our company, the William G. Porter Revocable Trust received a note from us in the amount of $3.0 million, a purchase price equal to approximately 11.4 times Mammoth’s earnings. This represented a substantial discount from the multiple of approximately 15.1 times earnings for six publicly traded banks headquartered in Kentucky used as a benchmark in the negotiations. The discount reflected that Mammoth’s subsidiary bank was located in a rural community with employment and personal income levels below state averages and limited economic activity to generate loans. Mammoth’s earnings depended to a significant extent on its ability to generate out-of-market loans.

BBA, Inc. We owned 12,604 (or 25%), the William G. Porter Revocable Trust owned 20,384 (or 41%), J. Chester Porter owned 14,082 (or 28%) and Maria L. Bouvette owned 3,198 (or 6%) shares of BBA common stock. In the merger of BBA into our company, we agreed to pay the William G. Porter Revocable Trust total consideration of $15.5 million, comprised of a note from us in the amount of $6.5 million and 352,941 shares of our convertible non-voting common stock. We valued each BBA share at $760.40, determined by dividing $15.5 million by 20,384 shares. Each BBA share (other than those shares exchanged for the note) was converted into 29.81961 shares of our non-voting common stock (determined by dividing the BBA share value of $760.40 by $25.50, the value ascribed to each of our convertible non-voting shares). The conversion ratio negotiated with William Porter was used as the ratio at which the BBA shares owned by J. Chester Porter and Ms. Bouvette were converted into shares of our convertible non-voting common stock. As a result, J. Chester Porter received 419,920 shares and Maria L. Bouvette received 95,363 shares in the BBA transaction.

BBA’s subsidiary, Bullitt County Bank, was a high performing bank located in fast growing Bullitt County, Kentucky, adjacent to Metro Louisville and part of the 1.2 million person Louisville metropolitan area. Bullitt County Bank historically had higher earnings than any of our other subsidiary banks and for 2005 had a return on assets (“ROA”) of 1.74% and a return on equity (“ROE”) of 17.18%. By comparison, the average ROA and average ROE for all Kentucky banks were 1.22% and 12.94%, respectively. Given BBA’s strong earnings and desirable market, the parties ultimately were able to agree on a $15.5 million purchase price for the 41% interest in BBA, or $760.40 per share. This represented a multiple of approximately 14.4 times BBA’s earnings, compared to a multiple of approximately 15.1 times earnings for the six publicly traded banks headquartered in Kentucky that were also used in negotiating the Mammoth transaction. Using the conversion ratio negotiated with William Porter as the same conversion ratio for BBA shares owned by J. Chester Porter and Ms. Bouvette did not have a substantial impact on their relative ownership interests because they were exchanging shares of one entity in which they held, directly and indirectly, a combined 59% interest for shares in another entity in which they owned more than a 90% interest (taking into account the 464,223 shares of convertible non-voting shares issued in the Ascencia transaction described below).

Ascencia Bancorp, Inc. We owned 3,452,000 shares (or 67%) and approximately 150 other shareholders, including J. Chester Porter and David B. Pierce, owned the remaining 1,715,000 shares (or 33%) of the issued and outstanding common stock of Ascencia Bancorp. In the merger of Ascencia Bancorp into us, each shareholder, other than us, had the option to receive for each Ascencia Bancorp share they owned either: (i) 0.3922 shares of our convertible non-voting common stock; (ii) cash in the amount of $10.00; or (iii) a combination of shares of convertible non-voting common stock and cash. We issued 464,223 shares of our convertible non-voting common stock in the transaction. J. Chester Porter and David B. Pierce each beneficially owned 10,000 Ascencia Bancorp shares and each elected to receive shares of our convertible non-voting common stock. Mr. Porter (through a company he controlled) and Mr. Pierce originally purchased their shares for $10.00 per share in Ascencia’s private placement in December 1999. Mr. Porter and Mr. Pierce each received 3,922 shares of our convertible non-voting common stock in the transaction.

In the case of Ascencia, whose board of directors consisted of our two controlling shareholders, J. Chester Porter and Maria L. Bouvette, Mr. Porter and Ms. Bouvette appointed a committee of three independent shareholders to negotiate on behalf of the Ascencia shareholders. By resolution, these three shareholders could have no material business relationships or financial interests with our company, its management or affiliates other than arm’s length banking or contractual arrangements on terms no more favorable than those then prevailing for comparable transactions with other persons. The shareholder committee was directed to represent the interests of the minority shareholders in connection with any proposed reorganization and was delegated all authority necessary or appropriate to carry out its mission. In the absence of independent directors, we believed this was a fair and reasonable process to represent the interests of the minority shareholders of Ascencia, fewer than ten of whom were not accredited investors.

In carrying out its duties, the shareholder committee was directed to:

•	Receive, evaluate, negotiate and make recommendations to the shareholders with respect to any proposed reorganization in which we would acquire all of the Ascencia shares owned by minority shareholders for cash, stock, notes or other consideration;

•	Request and receive all information from Ascencia that the shareholder committee deems necessary or appropriate for it or its advisors to review in connection with the shareholder committee’s consideration of a reorganization proposal; and

•	Engage a financial advisor to assist the shareholder committee in evaluating and negotiating the financial and other terms of any proposed reorganization, including rendering a fairness opinion, and to direct Ascencia to pay the financial advisor.

We also authorized the shareholder committee to:

•	Engage legal counsel and any additional experts or advisors as the shareholder committee deemed necessary or appropriate and to direct Ascencia to pay such advisors;

•	Prepare and distribute written communications directly to Ascencia’s shareholders concerning any reorganization proposal;

•	Review and comment upon the proxy statement and the placement memorandum distributed to shareholders, and

•	Submit a formal recommendation on any reorganization proposal in connection with the special meeting of Ascencia’s shareholders to vote on the reorganization proposal.

The shareholder committee engaged Professional Bank Services, Inc., an independent regional investment banking and bank consulting firm based in Louisville, Kentucky to serve as its financial advisor. The advisor conducted a due diligence investigation of our company, Ascencia and our subsidiaries. The shareholder committee then met three times to evaluate our proposal to acquire the minority interest of Ascencia and negotiated a definitive merger agreement with us, which provided:

•	Ascencia would merge into our company.

•	Ascencia shareholders could elect to receive, for each Ascencia share, either: (i) 0.3922 of a share of our convertible non-voting common stock; (ii) $10.00 in cash; or (iii) a combination of the two.

•	No more than 75% of the Ascencia shares would be exchanged for our convertible non-voting stock and no more than 40% of the Ascencia shares would be exchanged for cash.

The $10.00 value per share of Ascencia, our internet banking subsidiary, was equal to the per share price paid in Ascencia’s December 1999 private placement, when the concept of an internet bank with no physical branches was a new but unproven business model. When the purchase of the Ascencia minority interests was negotiated, the $10.00 price per share represented a multiple of 1.99 times tangible book value per share and 12.99 times Ascencia’s projected earnings for 2005. These multiples are comparable to trading multiples of publicly traded banks in our region and also compare favorably to the trading multiples for the few publicly traded internet banks. Internet banks generally trade at lower multiples, reflecting their lower levels of core deposits compared to traditional banks with physical banking offices. In advising the Ascencia shareholder committee, the committee’s independent financial advisor conducted financial analyses of comparable bank acquisitions, the present value of Ascencia’s projected earnings over five years, Ascencia’s historical financial performance compared to publicly traded regional financial institutions, and Ascencia’s contribution to our company’s consolidated income and shareholders’ equity in relation to the pro forma ownership position of Ascencia’s shareholders in the combined institution.

The financial advisor issued a fairness opinion that the terms of the merger were fair to Ascencia shareholders from a financial perspective. Thereafter, the shareholder committee unanimously approved the merger agreement and recommended that Ascencia’s board of directors and shareholders of Ascencia vote to approve it. The proxy statement and placement memorandum distributed to Ascencia shareholders included a summary of the terms of the BBA and Mammoth mergers and a summary of the fairness opinion and the financial analyses underlying the opinion. Ascencia’s shareholders voted to approve the merger agreement on December 8, 2005.

In considering an investment in shares of our common stock in this offering, we urge you not to place undue reliance on the methodology used in determining the value of our convertible non-voting common stock for purposes of the transactions we completed on December 31, 2005 to consolidate our banking operations into one subsidiary. We believe that our acquisitions of the minority interests in our three partially owned subsidiaries involved materially different considerations than the considerations for investing in our common stock in this offering for the following reasons:

•	The valuation of our company for purposes of the reorganization took into account that our ownership percentage in each of our four subsidiaries was different than it is as of the date of this prospectus. In the case of BBA, Inc., our subsidiary with the strongest earnings, we owned a 25% interest. In this offering, investors are evaluating a company with one wholly owned subsidiary bank resulting from the reorganization.

•	The $25.50 per share value of our convertible non-voting common stock issued in the reorganization was established by our management (including our controlling shareholders) for purposes of the negotiations with other parties to our reorganization based on an assessment of our financial performance and prospects, a comparison of our earnings to those of similarly sized publicly traded bank holding companies and the application of a discount for the absence of a public trading market. The value per share of our convertible non-voting common stock was the same as the value per share of our voting common stock at that time. The values for each of the minority interests were determined by direct negotiations regarding the relative contributions of the various components of our organization with the owners of those minority interests. In this offering, we will determine the offering price through negotiations with the underwriters involving an evaluation of an integrated financial institution.

•	Until December 31, 2005, our company and its one wholly owned subsidiary at that time were S corporations for federal income tax purposes while our three partially owned subsidiaries were C corporations. Accordingly, our income tax expense in 2006 has increased as expected, however, this was offset by lower expenses and higher income as a result of the addition of income previously attributed to the minority interests of the subsidiaries that we acquired in the reorganization.

•

Financially, we are a different company as of the date of this prospectus than we were at the time of the reorganization, having a higher earnings stream and a stronger capital ratio. The $25.50 per share value was based, in part, upon an assessment of our prospects as an integrated company by all of the parties to our reorganization. As anticipated, we have been able to streamline our operations and eliminate duplicative functions since our reorganization, giving us greater flexibility to manage our investments and lending and to use our financial resources more productively. We now can market a single bank brand in our markets, which we believe will provide a long-term competitive advantage but has required us to incur higher advertising costs. We have also made additional changes to enhance our internal controls and governance, which have increased our operating expenses.

•	The owners of the minority interests were negotiating to acquire shares for which no trading market then existed and for which there was no certainty that such a trading market would develop in the future. Investors in this offering will be acquiring shares that are fully registered and quoted on the Nasdaq Global Market.

Management Service Agreements with Banks Under Common Control

Our chairman, J. Chester Porter and his brother William G. Porter each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky, located approximately 25 miles southeast of Louisville in Spencer County. The Peoples Bank, Taylorsville had approximately $90.1 million in assets as of December 31, 2005. J. Chester Porter, William G. Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of this bank.

Our chairman, J. Chester Porter owns an interest of 38.6% and his brother William G. Porter owns an interest of 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky, located approximately 20 miles south of Louisville in Bullitt County. PBI Bank also has banking offices in Bullitt County. The Peoples Bank, Mount Washington had approximately $88.1 million in assets as of December 31, 2005. J. Chester Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of this bank.

We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,500 monthly fee from The Peoples Bank, Taylorsville and a $2,500 a monthly fee from The Peoples Bank, Mount Washington for these services.

From time to time, these banks may also participate with us in making loans to certain borrowers when our executive officers believe it is mutually beneficial to do so. The following table shows the outstanding principal balance of loans subject to participation arrangements between us and these banks as of December 31, 2005, 2004 and 2003:

	The Peoples Bank, Mt. Washington		The Peoples Bank, Taylorsville
As of December 31,	Participations Purchased	Participations Sold	Participations Purchased	Participations Sold
	(dollars in thousands)
2005	$4,115	$5,271	$4,245	$10,077
2004	4,629	5,057	4,104	8,302
2003	394	2,024	1,147	5,897

We believe the terms of our arrangements with these two banks in which J. Chester Porter and William G. Porter have substantial ownership interests are fair and reasonable to us and to the other banks. We have had the terms of our management services agreements with these banks reviewed by an independent accounting firm from time to time. The terms of these arrangements will also be subject to ongoing review by the independent directors on our audit committee after completion of this offering.

Other Transactions in Which Related Parties Have an Interest

Our chairman, J. Chester Porter is a partner in of Porter & Associates, a law firm that we retained during our last three fiscal years and will retain in the future. We paid $215,514, $166,452 and $122,910 to Porter &

Associates for legal services provided during 2005, 2004 and 2003, respectively. In addition, Porter & Associates received fees from borrowers for its representation of PBI Bank in connection with loan closings.

Keith Griffee, the son-in-law of J. Chester Porter, is PBI Bank’s Vice President of Marketing and was paid an aggregate salary, bonus and taxable perquisites of $87,000 during 2005, $81,000 during 2004, and $78,000 during 2003.

Jennifer E. Porter, Mr. Porter’s daughter and Mr. Griffee’s wife, serves as an advisory director of our Bullitt County banking office. Jack C. Porter, Mr. Porter’s son, serves as a member of the senior loan committee of PBI Bank and as an advisory director of our Bullitt County banking office. Albert J. Bouvette, brother of our president and chief executive officer, Maria L. Bouvette, is an employee of PBI Bank’s information technology department. None of these individuals received compensation in excess of $60,000 for their services in such capacities during each of the past three years.

In 1994, J. Chester Porter and Maria L. Bouvette issued a promissory note to David L. Hawkins, a director and chairman of our audit committee, in the principal amount of $506,315.79 as part of the consideration paid to Mr. Hawkins in connection with the acquisition of Pioneer Bank by a predecessor of our company. The promissory note bears interest at the prime rate plus 1% per annum (currently 9%) and payments of interest only are due quarterly. The loan is secured by a mortgage on real estate. The original term of the note has been extended from January 1, 2007 to January 1, 2012.

BENEFICIAL STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock and convertible non-voting common stock as of August 25, 2006 by (i) each shareholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group.

Unless otherwise indicated in the footnotes to this table, based on information furnished by such shareholders, each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned Before the Offering (2)			Shares Being Offered	Common Stock Beneficially Owned After the Offering (3)
		Shares	%		Shares	%
Directors and named executive officers
J. Chester Porter (5)(6)	Voting	2,500,000	50.0%	150,000	2,783,647	36.5%
	Convertible non-voting (4)	433,647	31.4%	0	0	—

	Total	2,933,647	46.0%		2,783,647	36.5%

Maria L. Bouvette (5)(7)	Voting	2,500,000	50.0%	150,000	2,455,168	32.2%
	Convertible non-voting (4)	105,168	7.6%	0	0	—

	Total	2,605,168	40.8%		2,455,168	32.2%

David B. Pierce (5)(8)	Voting	0	—	0	92,167	1.2%
	Convertible non-voting (4)	92,167	6.3%	0	0	—

	Total	92,167	1.4%		92,167	1.2%

David L. Hawkins (5)	Voting	0	—	0	0	—
	Convertible non-voting (4)	0	—	0	0	—

	Total	0	—		0	—

Michael E. Miller (5)	Voting	0	—	0	0	—
	Convertible non-voting (4)	0	—	0	0	—

	Total	0	—		0	—

Sidney L. Monroe (5)	Voting	0	—	0	3,922	*
	Convertible non-voting (4)	3,922	*	0	0	—

	Total	3,922	*		3,922	*

Stephen A. Williams (5)	Voting	0	—	0	0	—
	Convertible non-voting (4)	0	—	0	0	—

	Total	0	—		0	—

Executive Officers and Directors	Voting	5,000,000	100.0%	300,000	5,334,904	69.0%
as a Group (7 persons)	Convertible non-voting (4)	634,904	42.9%	0	0	—

	Total	5,634,904	87.0%		5,334,904	69.0%

Name of Beneficial Owner (1)	Common Stock Beneficially Owned Before the Offering (2)			Shares Being Offered	Common Stock Beneficially Owned After the Offering (3)
		Shares	%		Shares	%

Principal shareholder
William G. Porter (5)(9)	Voting	0	—	0	352,941	4.6%
	Convertible non-voting (4)	352,941	25.7%	0	0	—

	Total	352,941	5.5%		352,941	4.6%

*	Represents beneficial ownership of less than 1%.
(1)	A person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power with respect to the security, or has a right to acquire such ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed the beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
(2)	The percentage of our common stock beneficially owned was calculated based on 5,000,000 shares of voting common stock and 1,371,547 shares of convertible non-voting common stock, including 39,100 shares of unvested restricted stock that the holders have the power to vote, issued and outstanding as of August 25, 2006. The percentage assumes the exercise by the shareholder or group of all stock options held that are exercisable within 60 days.
(3)	The percentage of our common stock beneficially owned was calculated based on 6,371,547 shares of common stock issued and outstanding as of August 25, 2006 and assumes the issuance of 1,250,000 shares of common stock in connection with this offering. The percentage assumes the exercise by the shareholder or group of all stock options held that are exercisable within 60 days. The percentage does not account for any exercise of the underwriters’ over-allotment option or for shares that may be purchased by such shareholder in the directed share program.
(4)	Pursuant to our articles of incorporation, the shares of convertible non-voting common stock will automatically convert into shares of voting common stock immediately before completion of this offering.
(5)	The address for the shareholder is: c/o Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223.
(6)	Includes 3,922 shares of convertible non-voting common stock held by Spencer Access, LLC, of which J. Chester Porter is the sole owner, and 9,805 shares of convertible non-voting common stock which may be acquired pursuant to exercisable stock options.
(7)	Includes 9,805 shares of convertible non-voting common stock which may be acquired pursuant to exercisable stock options.
(8)	Includes 88,245 shares of convertible non-voting common stock which may be acquired pursuant to exercisable stock options.
(9)	Includes 352,941 shares of convertible non-voting common stock held by the William G. Porter Revocable Trust.

SUPERVISION AND REGULATION

The following is a summary description of the relevant laws, rules and regulations governing banks and bank holding companies. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

General Regulatory Matters

PBI Bank, a Kentucky chartered commercial bank, is subject to regular bank examinations and other supervision and regulation by both the Federal Deposit Insurance Corporation (“FDIC”) and the Kentucky Office of Financial Institutions (“KOFI”). Our deposits are insured by the Bank Insurance Fund (“BIF”) of the FDIC. Kentucky’s banking statutes contain a “super-parity” provision that permits a well-rated Kentucky banking corporation to engage in any banking activity which could be engaged in by a national bank operating in any state; a state bank, a thrift or savings bank operating in any other state; or a federal chartered thrift or federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided it first obtains a legal opinion specifying the statutory or regulatory provisions that permit the activity.

Porter Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System. As such, we must file with the Federal Reserve Board annual and quarterly reports and other information regarding our business operations and the business operations of our subsidiaries. We are also subject to examination by the Federal Reserve Board and to operational guidelines established by the Federal Reserve Board. We are subject to the Bank Holding Company Act and other federal laws on the types of activities in which we may engage, and to other supervisory requirements, including regulatory enforcement actions for violations of laws and regulations.

Porter Bancorp

Acquisitions. A bank holding company must obtain Federal Reserve Board approval before acquiring, directly or indirectly, ownership or control of more than 5% of the voting stock or all or substantially all of the assets of a bank, merging or consolidating with any other bank holding company and before engaging, or acquiring a company that is not a bank but is engaged in certain non-banking activities. In approving these acquisitions, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public such as greater convenience, increased competition and gains in efficiency, against the risks of possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board also considers the financial and managerial resources of the bank holding company, its subsidiaries and any company to be acquired, and the effect of the proposed transaction on these resources. It also evaluates compliance by the holding company’s financial institution subsidiaries and the target institution with the Community Reinvestment Act.

Change of Control. Federal law also prohibits a person or group of persons from acquiring “control” of a bank holding company without notifying the Federal Reserve Board in advance, and then only if the Federal Reserve Board does not object to the proposed transaction. The Federal Reserve Board has established a rebuttable presumptive standard that the acquisition of 10% or more of the voting stock of a bank holding company with a class of securities registered under the Securities Exchange Act of 1934 would constitute an acquisition of control of the bank holding company. In addition, any company is required to obtain the approval of the Federal Reserve Board before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of a bank holding company’s voting securities, or otherwise obtaining control or a “controlling influence” over a bank holding company.

Permissible Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any bank, bank holding company or company engaged in any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act (the “GLB Act”), effective as of March 11, 2001, permits a bank holding company to elect to become a financial holding company, which enables the holding company to conduct activities that are “financial in nature.” The GLB Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

To become and maintain its status as a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating. We have not filed an election to become a financial holding company.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0%. At least half of the total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock and certain hybrid capital instruments, less certain intangibles (“Tier 1 capital”). The remainder may consist of certain subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the loan loss (“Tier 2 capital”). Total capital is the sum of Tier 1 and Tier 2 capital. To be considered well-capitalized under the risk-based capital guidelines, an institution must maintain a total capital to total risk-weighted assets ratio of at least 10% and a Tier 1 capital to total risk-weighted assets ratio of 6% or greater. As of June 30, 2006, our ratio of total capital to total risk-weighted assets was 12.27% and our ratio of Tier 1 capital to total risk-weighted assets was 11.02%.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of 4.0%. As of June 30, 2006, our leverage ratio was 9.15%.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Regulatory Restrictions on Dividends; Source of Financial Strength. Under Federal Reserve policy, bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not declare a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to, and to commit resources to support, its bank subsidiaries. This support may be required at times when, absent such a policy, the bank holding company may not be inclined to provide it. In addition, any capital loans by the bank holding company to its bank subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the bank subsidiary. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment.

PBI Bank

Capital Requirements. Similar to the Federal Reserve Board’s requirements for bank holding companies, the FDIC has adopted risk-based capital requirements for assessing state non-member banks’ capital adequacy. The FDIC’s risk-based capital guidelines require that all banks maintain a minimum ratio of total capital to total risk-weighted assets of 8.0% and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a minimum ratio of total capital to total risk-weighted assets of 10.0% and a ratio of Tier 1 capital to total risk-weighted assets of 6.0% to be well-capitalized. As of June 30, 2006, PBI Bank’s ratio of total capital to total risk-weighted assets was 12.75% and its ratio of Tier 1 capital to total risk-weighted assets was 11.50%.

The FDIC also requires a minimum leverage ratio of 3.0% Tier 1 capital to total assets for the highest rated banks and an additional cushion of approximately 100-200 basis points for all other banks, which will effectively increase the minimum leverage ratio for other banks to 4.0% or 5.0% of Tier 1 capital or more. As of June 30, 2006, PBI Bank’s leverage ratio was 9.52%. Under the FDIC’s regulations, the highest rated banks are those which have well diversified risks, including no undue interest rate risk exposure; excellent control systems; good earnings; high asset quality; high liquidity and well managed on-and-off-balance sheet activities; and which in general are considered strong banking organizations, rated in the highest rating category under the regulatory rating system for banks. The leverage ratio operates in tandem with the FDIC’s risk-based capital guidelines and places a limit on the amount of leverage a bank can undertake by requiring a minimum level of capital to total assets.

Prompt Corrective Action. Pursuant to the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”), the FDIC must take prompt corrective action to resolve the problems of undercapitalized institutions. FDIC regulations define the levels at which an insured institution would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well-capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk- based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

Under the FDIC’s regulations, the FDIC can treat an institution as if it were in the next lower category if the agency determines, after notice and an opportunity for hearing, that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny increases, and the permissible activities of an institution decreases, as the institution moves downward through the capital categories. Depending on an institution’s level of capital, the FDIC’s corrective powers include:

•	requiring a capital restoration plan;

•	placing limits on asset growth and restriction on activities;

•	requiring the institution to issue additional voting or other capital stock or to be acquired;

•	placing restrictions on transactions with affiliates;

•	restricting the interest rate the institution may pay on deposits;

•	ordering a new election of the institution’s board of directors;

•	requiring that certain senior executive officers or directors be dismissed;

•	prohibiting the institution from accepting deposits from correspondent banks;

•	requiring the institution to divest certain subsidiaries;

•	prohibiting the payment of principal or interest on subordinated debt; and

•	ultimately, appointing a receiver for the institution.

Deposit Insurance Assessments. The FDIC insures PBI Bank’s deposits up to the statutory maximum limit of $100,000 per depositor through the BIF). PBI Bank must pay semiannual assessments to the FDIC for this deposit insurance protection. These assessments are set according to a risk-based assessment system established by the FDIC at rates based on an institution’s risk classification. Institutions assigned to higher-risk classifications pay assessments at higher rates than institutions assigned to lower risk classifications. An institution’s risk classification is assigned based on its capital levels (i.e. well capitalized, adequately capitalized or undercapitalized), and the likelihood and magnitude of potential loss the insurance fund may incur with respect to the institution as well as the revenue and reserve needs of the insurance fund.

Congress also enacted the Deposit Insurance Funds Act of 1996, which contained a comprehensive approach to recapitalize the Savings Association Insurance Fund (“SAIF”) and to assure the payment of the Financing Corporation’s (FICO) bond obligations. Under this act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate was required to equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds were merged, whichever occurred first. Thereafter, BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. This assessment rate is adjusted quarterly and is set at 1.26 cents per $100 of deposits for the third quarter of 2006.

Branching. Kentucky law permits Kentucky chartered banks to establish a banking office in any county in Kentucky. A Kentucky bank may also establish a banking office outside of Kentucky. Well capitalized Kentucky banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management ratings, may establish a banking office in Kentucky without the approval of the KOFI upon notice to the KOFI and any other state bank with its main office located in the county where the new banking office will be located. Branching by all other banks requires the approval of the KOFI, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is reasonable probability of the successful operation of the banking office.

The transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

An out-of-state bank is permitted to establish banking offices in Kentucky only by merging with a Kentucky bank. De novo branching into Kentucky by an out-of-state bank is not permitted. This difficulty for out-of-state banks to branch in Kentucky may limit the ability of a Kentucky bank to branch into many states, as several states have reciprocity requirements for interstate branching.

Affiliate Transactions. Sections 23A and 23B of the Federal Reserve Act as well as Regulation W adopted by the Federal Reserve substantially restrict transactions between financial institutions and their affiliates. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. As a result, a bank is limited in extending credit to its holding company or any non-bank subsidiary of its holding company, in investing in the stock or other securities of the bank holding company or its non-bank subsidiaries, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between a bank and a bank holding company (or any non-bank subsidiary) must generally be on terms and under circumstances at least as favorable to the bank as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

Insider Credit Transactions. The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus.

Dividends. We are a legal entity separate and distinct from PBI Bank. The majority of our revenue is from dividends paid to us by PBI Bank. PBI Bank is subject to laws and regulations that limit the amount of dividends it can pay. If, in the opinion of a federal regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the agency may require, after notice and hearing, that the institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve and the FDIC have issued policy statements providing that bank holding companies and banks should generally pay dividends only out of current operating earnings.

Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any dividend may be declared for any period (other than with respect to preferred stock), a bank must increase its capital surplus by at least 10% of the net profits of the bank for the period until the bank’s capital surplus equals the amount of its stated capital attributable to its common stock. Moreover, the KOFI must approve the declaration of dividends if the total dividends to be declared by a bank for any calendar year would exceed the bank’s total net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt. We are also subject to the Kentucky Business Corporation Act, which generally prohibits dividends to the extent they result in the insolvency of the corporation from a balance sheet perspective or in a corporation becoming unable to pay debts as they come due.

Consumer Protection Laws. PBI Bank is subject to consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the

Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act, and the Federal Trade Commission Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers.

Privacy. Federal law currently contains extensive customer privacy protections provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires the FDIC to assess our record in meeting the credit needs of the communities we serve, including low- and moderate-income neighborhoods and persons. The FDIC’s assessment of our record is made available to the public. The assessment also is part of the Federal Reserve Board’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, to establish a new banking office or to relocate an office

Bank Secrecy Act. The Bank Secrecy Act of 1970 (“BSA”) was enacted to deter money laundering, establish regulatory reporting standards for currency transactions and improve detection and investigation of criminal, tax and other regulatory violations. BSA and subsequent laws and regulations require us to take steps to prevent the use of PBI Bank in the flow of illegal or illicit money, including, without limitation, ensuring effective management oversight, establishing sound policies and procedures, developing effective monitoring and reporting capabilities, ensuring adequate training and establishing a comprehensive internal audit of BSA compliance activities.

In recent years, federal regulators have increased the attention paid to compliance with the provisions of BSA and related laws, with particular attention paid to “Know Your Customer” practices. Banks have been encouraged by regulators to enhance their identification procedures prior to accepting new customers in order to deter criminal elements from using the banking system to move and hide illegal and illicit activities.

USA Patriot Act. The USA PATRIOT Act of 2001 (the “Patriot Act”) contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The Patriot Act requires financial institutions to implement policies and procedures to combat money laundering and the financing of terrorism, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering, and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. In addition, the Patriot Act requires the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings of us and those of our subsidiaries cannot be predicted.

Future Legislation and Economic Policy

We cannot predict what other legislation or economic and monetary policies of the various regulatory authorities might be enacted or adopted or what other regulations might be adopted or the effects thereof. Future legislation and policies and the effects thereof might have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid from time and savings deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our articles of incorporation and bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC.

Authorized Capital Stock

At August 25, 2006, our authorized capital stock consisted of 10,000,000 shares of voting common stock, of which 5,000,000 shares are issued and outstanding, fully paid and nonassessable; 9,000,000 shares of convertible non-voting common stock, of which 1,371,547 shares are issued and outstanding, fully paid and nonassessable; and 1,000,000 shares of preferred stock, none of which are issued or outstanding as of the date of this prospectus. Our board of directors may authorize the issuance of shares of preferred stock in one or more series of preferred stock with such preferences, limitations, and relative rights as our board may determine.

Voting Shares. Our voting common stock has the exclusive right to vote in the election of directors and on all other matters in which shareholders are generally entitled to vote. The voting stock is entitled to one vote per share on matters that holders of our voting shares are entitled to vote.

Subject to any preferential rights of preferred shares that may be issued, holders of voting common stock are entitled to receive such dividends that may be declared from time to time by our Board of Directors.

Upon our voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up, the holders of voting common stock and convertible non-voting common stock are entitled to share ratably in any distribution of all remaining assets, tangible or intangible, available for distribution. This right is also subject to any preferential liquidation rights of preferred shares that may be issued by us.

Non-Voting Shares. Holders of our convertible non-voting common stock generally have no voting rights but are entitled to receive the same dividends and distributions that are paid to holders of voting common stock. These rights are subject to any preferential voting or distribution rights of preferred shares that may be issued from time to time. Kentucky law requires that a class of shares vote separately when a proposed amendment to the articles of incorporation would increase or decrease the number of authorized shares of the class or change the designation, rights, preferences or limitations of all or part of the shares of the class.

Our issued and unissued authorized shares of non-voting common stock will automatically convert on a one-for-one basis into shares of voting common stock immediately before the earlier of (i) the sale of our shares of voting stock in an underwritten public offering at an offering price not less than $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and $30,000,000 in the aggregate or (ii) the date specified by written consent or agreement of the holders of a majority of the issued and outstanding voting shares.

The non-voting common stock also converts into voting common stock on a one-for-one basis, subject to adjustment in the event of (i) any recapitalization by means of a stock dividend on, or a stock split or combination of, outstanding voting and non-voting common stock or (ii) any merger, consolidation or other reorganization with another corporation. We must maintain a reserve of authorized but unissued voting common stock for issuance upon such a conversion. Upon conversion, the authorized shares of non-voting common stock will be automatically be redesignated as additional authorized shares of voting common stock.

Preferred Stock. Our articles of incorporation authorize the board of directors, without further shareholder approval unless otherwise required by governing laws or regulations, to authorize the issuance of 1,000,000 shares of preferred stock in series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each series of the preferred stock and the qualifications, limitations and restrictions thereof. We currently do not have, at present, any agreement, understanding or arrangement that would result in the issuance of any shares of preferred stock.

It is not possible to state the precise effect of the authorization of the preferred stock upon the rights of the holders of our shares of common stock until our board of directors determines the respective preferences, limitations and relative rights of the holders of one or more series of the preferred stock. However, such effect might include: reduction of the amount otherwise available for payment of dividends on common stock, to the extent dividends are payable on any issued shares of preferred stock, and restrictions on dividends on common shares if dividends on the preferred stock are in arrears; dilution of the voting power of the common stock to the extent that the preferred stock has voting rights; and the holders of common stock not being entitled to share in our assets upon liquidation until the satisfaction of any liquidation preference granted to the preferred stock.

Voting Rights

Except with respect to certain special matters that are required by statute to be submitted to shareholders for a greater number of affirmative votes, any act of the shareholders of a Kentucky corporation requires that more votes be cast for than against the matter at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares entitled to vote is required to approve actions specified by statute such as mergers, share exchanges, certain sales of assets, and amendments of the articles of incorporation, among other things.

Our directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Holders of our voting common stock are entitled to cast, in person or by proxy, one vote per share for each director to be elected and for other matters submitted to the shareholders for a vote.

Board of Directors

Our articles of incorporation provide that the number of directors may not be less than two nor more than 15 and authorize our board of directors or the shareholders to establish the number of directors within that range. The number of our directors is currently fixed at six. Our bylaws permit the directors to fill vacancies on the board by the vote of a majority of the directors then in office. Each director is elected annually by the shareholders.

Certain Provisions of our Articles of Incorporation and Bylaws that Could Have an Anti-Takeover Effect

Following this offering, J. Chester Porter and Maria L. Bouvette will together beneficially own approximately 68.6% of our outstanding common stock, and approximately 66.5% of our outstanding common stock if the underwriters’ over-allotment is fully exercised and therefore will be able to exercise control over our business and affairs and will be able to determine the outcome of matters submitted to a vote of our shareholders. Our articles of incorporation and bylaws also contain provisions that could, in certain circumstances, have the effect of preventing, discouraging or delaying a change in the control of us and may make it more difficult to remove a member of the board of directors or management. These provisions include the following:

Preferred Stock.

As noted above, our board of directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of our company.

Vacancies on the Board of Directors.

Our articles of incorporation provide that the number of directors may not be less than two nor more than 15, with the number of directors to be fixed within that range by the board of directors or the shareholders. Our bylaws provide that any vacancy occurring on the board of directors, including an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the entire board of directors. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director’s successor has been elected and qualified.

Advance Notice of Shareholder Proposals and Nominations.

Any one or more of our shareholders may nominate one or more persons for election as a director of our company or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions set forth in our amended and restated bylaws.

In order for a director nomination or other business proposal to be timely brought before an annual meeting of shareholders, a shareholder’s notice must be received by our Corporate Secretary at our principal executive office no later than the 120th day before the first anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting of shareholders in the case of an annual meeting, and not less than 60 days before a special meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if a public announcement of the date of a special meeting is not given at least 70 days before the scheduled date of the special meeting, then notice by the shareholder shall be timely if delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made.

The shareholder’s notice must contain the following information:

•	As to a nomination for director, (i) a representation that the shareholder is the holder of record of stock entitled to vote for the election of directors on the date of the notice and intends to appear in person or by proxy at the meeting to make the nomination, (ii) description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made, (iii) as to each person whom the shareholder proposed to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and (iv) the consent of each nominee to serve as a director if elected;

•	As to any other business the shareholder proposes to bring before the meeting, a description of such business and any material interest of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made in such business;

•	The name and address of the shareholder proposing the business or nomination, and beneficial owner, if any; and

•	The class and number of shares owned beneficially and of record by the shareholder and beneficial owner.

For special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting. However, when directors will be elected at the special meeting, shareholders may nominate persons for election to the board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day prior to the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

Limitations on Director Liability

Our articles of incorporation limit the liability of our directors to us and our shareholders to the extent permitted by KRS 271B.2-020, which is described in the following paragraph. A director’s liability to us or our shareholders is not eliminated or limited with respect to: (i) any breach of the director’s duty of loyalty to us or our shareholders; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (iv) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to a corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (i) the director has breached or failed to perform his duties as a director in good faith, on an informed basis and in a manner he honestly believes to be in the best interests of the corporation and (ii) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (i) and (ii) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation.

Indemnification

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Our articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by Kentucky law.

Dividends

Holders of our shares of common stock are entitled to such dividends and other distributions, including liquidating distributions, as may be declared from time to time by our board of directors out of funds legally available for payment of distributions. We will be restricted from paying dividends on our common stock if we have deferred payments of the interest on, or an event of default has occurred with respect to, our junior subordinated debentures. Our board of directors is authorized to issue preferred stock that may have preferential rights to receive dividends before dividends may be paid on shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

If our shareholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following the offering, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of 7,621,547 shares of our common stock (plus any shares issued upon exercise of the underwriters’ over-allotment option) and 223,820 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in the offering (plus any shares issued upon exercise of the underwriter’s over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which generally include officers, directors or 10% or greater shareholders, which shares will be subject to the resale limitations of Rule 144, or purchased under the directed share program, which shares will be subject to a 180-day lock-up period. The remaining outstanding shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, and assuming Sandler O’Neill & Partners, L.P. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, only the 1,550,000 shares of common stock sold in this offering (but excluding any shares purchased by affiliates or under the directed share program) will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus, the expiration date for a portion of the lock-up agreements, any shares purchased under the directed share program will be eligible for sale pursuant to Rule 144, including the volume restrictions described below;

•	beginning December 31, 2006, one year after the issuance of our convertible non-voting common stock in our reorganization, approximately 1,332,447 shares of common stock not subject to lock-up agreements (which will have converted automatically from non-voting common stock immediately before completion of this offering), including shares held by William G. Porter, will become eligible for sale pursuant to Rule 144, including the volume restrictions described below; and

•	beginning one year after the date of this prospectus, the expiration date for a portion of the lock-up agreements, approximately 5,238,815 shares of common stock held by Mr. J. Chester Porter and Ms. Maria L. Bouvette will be eligible for sale pursuant to Rule 144, including the volume restrictions described below; provided, however, that each of Mr. Porter and Ms. Bouvette will be entitled to transfer 100,000 shares of our common stock pursuant to a bona fide gift provided that the donee enters into a lock-up agreement with us for a period to end on the 180 day anniversary of the completion of this offering.

Lock-Up Agreements

We, and Mr. J. Chester Porter and Ms. Maria L. Bouvette have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that neither we nor they will, without the prior written consent of Sandler O’Neill & Partners, L.P., directly or indirectly, during the period ending 180 days or one year with respect to Mr. Porter and Ms. Bouvette, after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

•	engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of our common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

The restricted period described above (180 days or one year, as applicable) is subject to extension under limited circumstances. If either (i) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, then the applicable restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event relating to us occurs.

As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Sandler O’Neill & Partners, L.P. on behalf of the underwriters.

Rule 144

In general, under Rule 144, as currently in effect, and beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the total number of our then outstanding shares of common stock (approximately 76,200 shares immediately after this offering assuming that the underwriters’ over-allotment is not exercised), as shown by our most recent published report or statement at that time; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

The SEC has stated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

As of June 30, 2006, 223,820 shares of our common stock were issuable under options granted under our Ascencia stock option plan and 2006 stock incentive plan, 189,102 of which were vested. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our stock incentive plans. We expect this registration statement to become effective immediately upon filing with the SEC. Shares of common stock underlying these options will be freely tradable and eligible for sale in the public markets, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING

We and Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc., as representatives of the underwriters for this offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods, Inc.

Total	1,550,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares in this offering if any of these shares are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to purchase up to 232,500 additional shares of common stock from us at the initial price to the public, less the underwriting discounts and commissions, set forth on the cover page of the prospectus. This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

The following table shows the per-share and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriter:

	By us without over-allotment	By us with over-allotment	By selling shareholders
Per share
Total

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $850,000. These expenses are payable by us. We have agreed to reimburse each of the underwriters for certain actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel in an amount not to exceed $            .

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares to securities dealers at the public offering price less a concession not in excess of $                 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                  per share on sales to other brokers or dealers. If all of the shares are not sold at the initial price to the public, the underwriters may change the offering price and other selling terms.

The shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

We, Mr. J. Chester Porter and Ms. Maria L. Bouvette have agreed to enter into lock-up agreements (and purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing that, for a period of 180 days or one year with respect to Mr. Porter and Ms. Bouvette, after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any common stock or warrants or other rights to purchase common stock or similar securities without, in each case, the prior written consent of Sandler, O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, Mr. Porter, Ms. Bouvette and the purchasers of shares of our common stock under the directed share program from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. These restrictions are subject to limited exceptions, including the pledge of common stock, provided that the pledgee agrees in writing to the restrictions described above. Further, each of Mr. Porter and Ms. Bouvette will be entitled to transfer 100,000 shares of our common stock pursuant to a bona fide gift provided that the donee enters into a lock-up agreement with us for a period to end on the 180 day anniversary of the completion of this offering.

The restricted periods described above are subject to extension such that, in the event that either (i) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or material event relating to us occurs or (ii) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable period, the “lock up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Before this offering, there has been no established public trading market for our common stock. The initial public offering price was determined by negotiation between us and the underwriter. The principal factors that were considered in determining the initial public offering price were:

•	our results of operations;

•	expectations regarding our future results of operations;

•	possible third-party claims against us;

•	possible changes in law and regulations; and

•	future sales of our common stock.

The factors described above were not assigned any particular weight. Rather, these factors, together with market valuations and the financial performance of other publicly companies in our industry, were considered as a totality in our negotiation with the underwriters over our initial public offering price.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “PBIB.”

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of common shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be a downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

At our request, the underwriters have reserved for sale, at the initial offering price, up to             shares of our common stock offered in this offering for certain of our business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Certain of the underwriters and their affiliates have, from time to time, provided, and may in the future provide, financial advisory, investment banking and general financing and banking services to us and our executive officers, for which they have received, and may receive, customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Frost Brown Todd LLC, Louisville, Kentucky. Certain legal matters relating to this offering will be passed upon for the underwriters by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Porter Bancorp, Inc. as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

You may read and copy our registration statement and all of its exhibits and schedules at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC, 20549. You may obtain information regarding the operation of the public reference facilities maintained by calling 1-800-SEC-0330. The registration statement is also available from the SEC’s Internet website at http://www.sec.gov.

After this offering, we intend to provide annual reports to our shareholders that include audited financial information examined and reported on by an independent registered public accounting firm.

PORTER BANCORP, INC.

PORTER BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and December 31, 2005

(Dollar amounts in thousands except share data)

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Cash and due from financial institutions	$41,721	$18,808
Federal funds sold	13,950	33,473

Cash and cash equivalents	55,671	52,281
Interest-bearing deposits in other financial institutions	—	200
Securities available for sale	97,976	103,993
Loans, net of allowance of $12,611 and $12,197, respectively	801,878	779,754
Premises and equipment	13,943	14,341
Goodwill	12,881	12,829
Accrued interest receivable and other assets	31,023	28,083

	$1,013,372	$991,481

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$66,064	$62,379
Interest bearing	746,126	744,200

Total deposits	812,190	806,579
Federal funds purchased and repurchase agreements	6,537	4,576
Notes payable	9,500	9,600
Federal Home Loan Bank advances	77,680	63,563
Accrued interest payable and other liabilities	6,928	10,287
Junior subordinated debentures	25,000	25,000

Total liabilities	937,835	919,605

Commitments and contingent liabilities	—	—

Stockholders’ equity
Preferred stock, no par, 1,000,000 shares authorized	—	—
Common stock, no par, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding	25,638	25,638
Convertible non-voting common stock, no par, 9,000,000 shares authorized, 1,371,697 and 1,332,447 shares issued and outstanding, respectively	12,522	12,522
Additional paid-in capital	10,944	10,879
Retained earnings	27,647	23,356
Accumulated other comprehensive income (loss)	(1,214)	(519)

Total stockholders’ equity	75,537	71,876

	$1,013,372	$991,481

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

(Dollar amounts in thousands except per share data)

	2006	2005
Interest income
Loans, including fees	$32,056	$26,588
Taxable securities	1,850	1,702
Tax exempt securities	368	305
Federal funds sold and other	660	419

	34,934	29,014

Interest expense
Deposits	13,827	9,923
Federal Home Loan Bank advances	1,228	875
Junior subordinated debentures	1,021	767
Federal funds purchased and other	116	102
Notes payable	288	3

	16,480	11,670

Net interest income	18,454	17,344
Provision for loan losses	753	1,053

Net interest income after provision for loan losses	17,701	16,291

Non-interest income
Service charges on deposit accounts	1,348	1,366
Net gain on sales of government guaranteed loans	99	544
Net gain on sales of loans originated for sale	240	—
Net gain on sales of securities	27	56
Net gain on sale of other assets	18	62
Other	964	951

	2,696	2,979

Non-interest expense
Salaries and employee benefits	5,885	5,633
Occupancy and equipment	1,360	1,450
Franchise tax	540	492
Professional fees	479	479
Communications	283	279
Other	1,740	1,519

	10,287	9,852

Income before minority interest	10,110	9,418
Minority interest in net income of consolidated subsidiaries	—	678

Income before income taxes	10,110	8,740
Income tax expense	3,277	1,880

Net income	$6,833	$6,860

Basic and diluted earnings per share	$1.08	$1.17

Pro forma data (unaudited):

Net Income:
As reported	$6,833	$6,860
Adjustments
Add-back of minority interests (1)	—	678
Additional taxes (2)	—	(1,322)
Acquisition funding (3)	—	(293)

Adjusted net income	$6,833	$5,923

Weighted Average Shares Outstanding:
As reported and adjusted for stock split	6,332,447	5,868,224
Shares issued in the Ascencia transaction	—	464,223

Adjusted shares outstanding	6,332,447	6,332,447

Basic and diluted earnings per share	$1.08	$0.94

(1)	This adjustment reflects the minority interests purchased in the Ascencia transaction. The minority interests were reported on an after-tax, C corporation basis.
(2)	This adjustment represents a tax rate of 34% applied to reported pre-tax income less reported income tax expense to reflect the conversion from Subchapter S corporation to C corporation status.
(3)	Acquisition funding includes $9,500 in senior notes at an annual 6% interest rate and $5,313 in cash at an assumed annual 6% interest rate; net of tax at a 34% tax rate.

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2006 (Unaudited)

(Dollar amounts in thousands except per share data)

							Accumulated Other Comprehensive Income (Loss)
	Shares		Amount		Additional Paid-In Capital
	Common	Convertible Non-Voting Common	Common	Convertible Non-Voting Common		Retained Earnings		Total
Balances, January 1, 2006	5,000,000	1,332,447	$25,638	$12,522	$10,879	$23,356	$(519)	$71,876
Issuance of unvested stock	—	39,600	—	—	—	—	—	—
Forfeited unvested stock	—	(350)	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	65	—	—	65
Comprehensive income:
Net income	—	—	—	—	—	6,833	—	6,833
Change in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(695)	(695)

Total comprehensive income								6,138

Dividends declared ($0.40 per share)	—	—	—	—	—	(2,542)	—	(2,542)

Balances, June 30, 2006	5,000,000	1,371,697	$25,638	$12,522	$10,944	$27,647	$(1,214)	$75,537

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

(in thousands)

	2006	2005
Cash flows from operating activities
Net income	$6,833	$6,860
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,101	1,242
Provision for loan losses	753	1,053
Net amortization on securities	270	401
Stock-based compensation expense	65	—
Net gain on sales of loans	(240)	—
Loans originated for sale	(7,484)	—
Proceeds from sales of loans held for sale	7,428	—
Net (gain) loss on other real estate owned	(18)	—
Net realized gain on sales of securities	(27)	(56)
Earnings on bank owned life insurance	(123)	(107)
Federal Home Loan Bank stock dividends	(243)	(188)
Net change in:
Accrued interest receivable and other assets	(880)	(683)
Accrued interest payable and other liabilities	(3,000)	657

Net cash from operating activities	4,435	9,179

Cash flows from investing activities
Net change in interest-bearing deposits with banks	200	—
Purchases of available-for-sale securities	(5,211)	(30,259)
Sales and calls of available for sale securities	1,955	2,976
Maturities and prepayments of available for sale securities	7,976	13,260
Proceeds from sale of other real estate owned	413	1,062
Improvements to other real estate owned	—	(17)
Loan originations and payments, net	(23,932)	(10,078)
(Purchases) sales of premises and equipment, net	(143)	1,967
Investment in bank owned life insurance	(1,100)	—
Acquisition of Associates Mortgage Group, net	(250)	—
Acquisition of Citizens Financial Bank, net	—	(1,079)

Net cash from investing activities	(20,092)	(22,168)

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

(in thousands)

	2006	2005
Cash flows from financing activities
Net change in deposits	$5,611	$42,887
Net change in federal funds purchased and repurchase agreements	1,961	(12,449)
Repayments of notes payable	(100)	—
Repayment of Federal Home Loan Bank advances	(12,103)	(24,013)
Advances from Federal Home Loan Bank	26,220	20,399
Minority interest in net income of subsidiaries	—	678
Cash dividends paid to minority interests	—	—
Cash dividends paid	(2,542)	(3,669)

Net cash from financing activities	19,047	23,833

Net change in cash and cash equivalents	3,390	10,844
Beginning cash and cash equivalents	52,281	29,133

Ending cash and cash equivalents	$55,671	$39,977

Supplemental cash flow information:
Interest paid	$15,953	$12,444
Income taxes paid	3,595	1,851

Supplemental non-cash disclosure:
Transfer from loans to other real estate	$961	$98

See accompanying notes.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Porter Bancorp, Inc. (the Company or PBI) and its subsidiary, PBI Bank (the Bank). The Company owns a 100% interest in the Bank. Inter-company transactions and accounts have been eliminated in consolidation.

The Company provides financial services through its offices in Central Kentucky and Louisville. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and real estate loans. Substantially all loans are collateralized by specific items of collateral including business assets, commercial real estate and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the audited consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2005.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Vested shares are considered outstanding for this calculation. Unvested shares are excluded from the calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Mortgage Banking: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. At June 30, 2006, loans held for sale are approximately $296,000 and are included with net loans on the balance sheet.

Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

New Accounting Standards: In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”, that changes the accounting for all servicing rights which are recorded as the result of purchasing a servicing right or selling a loan with servicing retained. SFAS No. 156 amends the current accounting guidance for servicing rights in that it allows companies to carry their servicing rights at fair value, where presently servicing rights are assessed for impairment based on their fair value at each reporting date, using lower of cost or market value. This pronouncement is effective January 1, 2007, although earlier adoption is permitted during the first quarter of 2006. The Company plans to adopt this standard on January 1, 2007. This standard will have no impact on the Company’s consolidated financial statements to the extent that the Company maintains its present practice of selling loans only with servicing rights released.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

See Note 2 regarding the new accounting pronouncement related to stock options and the impact on the Company’s consolidated financial statements during the period.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective beginning in 2007. The Company is in the process of evaluating the impact, if any, the adoption of FIN 48 will have on its financial statements.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

NOTE 2—STOCK PLANS AND STOCK BASED COMPENSATION

At June 30, 2006, the Company had a stock option plan and a stock incentive plan. On December 31, 2005 the Company reassumed the 2000 Stock Option Plan of Ascencia Bank, Inc. when the Company acquired the minority interest of Ascencia Bancorp, Inc. On February 23, 2006 the Company adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan. With regard to the 2000 Option Plan, no additional grants were made subsequent to year-end and none are expected to be made in the future. The 2006 Plan permits the issuance of up to 400,000 shares of the Company’s convertible non-voting common stock upon the exercise of stock options or upon the grant of stock awards. As of June 30, 2006, the Company had granted outstanding options to purchase 223,820 shares, had awarded 39,250 unvested shares and 330,934 shares remain available for issue. The outstanding awards will convert to awards for shares of the Company’s voting common stock on a one-for-one basis upon completion of a public offering of the Company’s common stock. All shares issued under the above mentioned plans came from authorized and unissued shares.

On May 15, 2006 the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, which was approved by holders of the Company’s voting common stock on June 8, 2006. Under the terms of the plan, 100,000 shares are reserved for issuance to non-employee directors upon the exercise of stock options granted under the plan. Options granted are granted automatically under the plan at fair market value on the date of grant, vest over a three-year period and have a five year term. No options are issued or outstanding under this plan.

Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, “Share Based Payment.” The Company elected to utilize the modified prospective transition method; therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

SFAS 123R requires all share-based payments to directors, employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Under the modified prospective method, unvested awards, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized.

All stock options have an exercise price that is at least equal to the fair market value of the Company’s stock on the date the options were granted. Options granted generally become fully exercisable at the end of 3 years of continued employment. Options granted under the 2000 plan have a life of 10 years while those granted under the 2006 plan have a life of 5 years.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

The following table summarizes stock option activity:

	For the Six Months Ended June 30, 2006		For the Six Months Ended June 30, 2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning	194,004	$25.50	194,004	$25.50
Issued	29,816	$25.50	—	—

Outstanding, ending	223,820	$25.50	194,004	$25.50

The following table details stock options outstanding:

June 30, 2006
(dollars in thousands except per share data)
Stock options vested and currently exercisable:	189,102
Weighted average exercise price	$25.50
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	3.8
Total options outstanding:	223,820
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	4.0

The intrinsic value of stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. There were no options exercised during the first six months of 2006 or 2005. The Company recorded $37,000 of stock option compensation expense during the six months ended June 30, 2006 to salaries and employee benefits. Since the stock options are non-qualified stock options, a tax benefit of $13,000 was recognized. No options were modified during either period. As of June 30, 2006, no stock options issued by the Company have been exercised.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on volatilities of similar publicly traded companies due to the limited historical trading activity of the Company’s stock, and other factors. Expected dividends are based on dividend trends and the market price of the Company’s stock price at grant. The Company uses historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average assumptions used are summarized as follows:

Risk-free interest rate	5.05%
Expected option life	3.5 years
Expected stock price volatility	22.0%
Expected dividend yield	4.0%
Fair value	$3.96

On March 23, 2006 the Company awarded 39,600 unvested shares to employees. The shares vest at a rate of 10% on each one-year anniversary date of the grant date provided the employee is still employed by the

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

Company at that date. The fair value on the date of grant was $25.50 per share. The Company recorded $28,000 of stock-based compensation expense during the six months ended June 30, 2006 to salaries and employee benefits. A tax benefit of $9,000 was recognized related to this expense.

Unrecognized stock-based compensation expense related to stock options and unvested shares for the remainder of 2006 and beyond is estimated as follows (in thousands):

July 2006 to December 2006	$85
2007	$170
2008	$139
2009	$106
2010 & thereafter	$623

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS 123R for the six months ended June 30, 2005:

Six months ended June 30, 2005
Net income as reported	$6,860
Deduct: Stock based compensation expense determined under fair value based method, net of tax	(10)

Proforma net income	$6,850

Basic & diluted earnings per share as reported	$1.17
Proforma basic and diluted earnings per share	$1.17

NOTE 3—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(in thousands)
June 30, 2006
U.S. Government and federal agency	$19,516	$—	$(701)
State and municipal	18,090	112	(389)
Mortgage-backed	54,240	85	(1,326)
Corporate bonds	2,433	63	(4)

Total debt securities	94,279	260	(2,420)
Equity	3,697	601	(281)

Total	$97,976	$861	$(2,701)

December 31, 2005
U.S. Government and federal agency	$21,407	$4	$(507)
State and municipal	17,315	217	(225)
Mortgage-backed	58,936	201	(895)
Corporate bonds	2,509	128	—

Total debt securities	100,167	550	(1,627)
Equity	3,826	547	(256)

Total	$103,993	$1,097	$(1,883)

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

Securities pledged at June 30, 2006 and December 31, 2005 had a carrying value of approximately $23,445,000 and $12,269,000, respectively, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

As of June 30, 2006, the Company had 58 equity securities. Of these securities, three had an unrealized loss of $3,000 and has been in an unrealized loss position for less than twelve months and seventeen had an unrealized loss of $278,000 and have been in an unrealized loss position for more than twelve months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management has made a practice of selling equity securities where recovery does not seem likely but does not have the present intent to sell securities with unrealized losses. As of June 30, 2006, there were no securities management would classify as other than temporarily impaired.

NOTE 4—LOANS

Loans were as follows:

	June 30, 2006	December 31, 2005
	(in thousands)
Commercial	$56,713	$50,626
Real estate	714,441	695,569
Agriculture	12,785	13,625
Consumer	29,434	30,808
Other	1,116	1,323

Subtotal	814,489	791,951
Less: Allowance for loan losses	(12,611)	(12,197)

Loans, net	$801,878	$779,754

Activity in the allowance for loan losses was as follows:

	As of and for the Six Months Ended
	June 30, 2006	June 30, 2005
	(in thousands)
Beginning balance	$12,197	$10,261
Acquired in bank acquisition	—	807
Provision for loan losses	753	1,053
Loans charged-off	(493)	(393)
Loan recoveries	154	295

Ending balance	$12,611	$12,023

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

Impaired loans were as follows:

	June 30, 2006	December 31, 2005
	(in thousands)
Loans with no allocated allowance for loan losses	$1,808	$1,632
Loans with allocated allowance for loan losses	1,536	484

Total	$3,344	$2,116

Amount of the allowance for loan losses allocated	$248	$118

Nonperforming loans were as follows:

	June 30, 2006	December 31, 2005
	(in thousands)
Loans past due 90 days or more still on accrual	$4,536	$1,969
Non-accrual loans	5,643	5,045

Nonperforming loans include all (or almost all) impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 5—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	Six Months Ended June 30,
	2006	2005
	(in thousands, except per share data)
Basic
Net income	$6,833	$6,860

Weighted average voting and convertible non-voting common shares outstanding	6,332,447	5,868,224

Basic earnings per common share	$1.08	$1.17

Diluted
Net income	$6,833	$6,860

Weighted average voting and convertible non-voting common shares outstanding for basic earnings per common share	6,332,447	5,868,224
Add: dilutive effects of assumed exercises of stock options and unvested shares	—	—

Average shares and dilutive potential common shares	6,332,447	5,868,224

Diluted earnings per common share	$1.08	$1.17

Stock options of 223,820 and 194,004 in the first six months of 2006 and 2005, and 39,250 unvested shares in the first six months of 2006 were excluded from diluted earnings per share as their impact was anti-dilutive.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended June 30, 2006 and 2005 (Unaudited)

NOTE 6—BUSINESS COMBINATION

On January 6, 2006, the Company completed the acquisition of the assets in an arm’s length transaction of Associates Mortgage Group, an unrelated third-party mortgage banking operation and related title services company located in Louisville, Kentucky for $250,000 in cash, plus potential future cash payments as discussed below. The purchase price was allocated $100,000 to fixed assets, $100,000 to a non-compete covenant, and $50,000 to goodwill. Under the terms of the Asset Purchase Agreement, the Company has agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with SFAS No. 141, “Business Combinations”, the Company will not accrue contingent consideration obligations prior to attainment of the objectives. Maximum potential future consideration pursuant to such arrangement, to be resolved over the following two years, is $350,000. Any such payments would result in an increase in goodwill.

NOTE 7—TOTAL COMPREHENSIVE INCOME

Total comprehensive income was as follows:

	2006	2005
Net income	$6,833	$6,860
Change in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	(695)	(544)

Total comprehensive income	$6,138	$6,316

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Porter Bancorp, Inc.

Louisville, Kentucky

We have audited the accompanying consolidated balance sheets of Porter Bancorp, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Porter Bancorp, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/S/    CROWE CHIZEK AND COMPANY LLC

Crowe Chizek and Company LLC

Louisville, Kentucky

March 27, 2006

(except for Note 18 for which the date is July 14, 2006)

PORTER BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31,

(Dollar amounts in thousands except share data)

	2005	2004
ASSETS
Cash and due from financial institutions	$18,808	$22,431
Federal funds sold	33,473	6,702

Cash and cash equivalents	52,281	29,133
Interest-bearing deposits in other financial institutions	200	399
Securities available for sale	103,993	89,477
Securities held to maturity (fair value 2004—$203)	—	200
Loans, net of allowance of $12,197 and $10,261, respectively	779,754	723,920
Premises and equipment	14,341	16,784
Goodwill	12,829	3,574
Accrued interest receivable and other assets	28,083	23,714

	$991,481	$887,201

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$62,379	$59,625
Interest bearing	744,200	658,989

Total deposits	806,579	718,614
Federal funds purchased and repurchase agreements	4,576	14,854
Notes payable	9,600	100
Federal Home Loan Bank advances	63,563	50,961
Accrued interest payable and other liabilities	10,287	3,329
Junior subordinated debentures	25,000	25,000
Minority interest	—	8,122

Total liabilities	919,605	820,980

Commitments and contingent liabilities (Note 4)	—	—

Stockholders’ equity
Preferred stock, no par, 1,000,000 shares authorized	—	—
Common stock, no par, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding at December 31, 2005, and 3,995,406 at December 31, 2004	25,638	21,538
Convertible non-voting common stock, no par, 9,000,000 shares authorized, 1,332,447 shares issued and outstanding at December 31, 2005, and 1,872,818 shares issued and outstanding at December 31, 2004	12,522	4,785
Additional paid-in capital	10,879	10,879
Retained earnings	23,356	28,096
Accumulated other comprehensive income (loss)	(519)	923

Total stockholders’ equity	71,876	66,221

	$991,481	$887,201

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,

(Dollar amounts in thousands except per share data)

	2005	2004	2003
Interest income
Loans, including fees	$56,858	$45,842	$41,762
Taxable securities	3,616	3,004	3,392
Tax exempt securities	661	564	341
Federal funds sold and other	919	537	469

	62,054	49,947	45,964

Interest expense
Deposits	21,634	16,946	18,030
Federal Home Loan Bank advances	2,056	1,472	1,070
Junior subordinated debentures	1,661	1,129	683
Federal funds purchased and other	308	147	46
Notes payable	6	4	22

	25,665	19,698	19,851

Net interest income	36,389	30,249	26,113

Provision for loan losses	3,645	2,533	2,773

Net interest income after provision for loan losses	32,744	27,716	23,340

Noninterest income
Service charges on deposit accounts	2,827	2,618	2,418
Net gain on sales of government guaranteed loans	628	58	340
Net gain on sales of securities	19	98	101
Net gain on sale of other assets	46	337	129
Other	1,913	1,442	1,358

	5,433	4,553	4,346

Noninterest expense
Salaries and employee benefits	11,489	9,783	8,855
Occupancy and equipment	2,692	2,784	2,822
Franchise tax	993	980	804
Professional fees	1,132	744	642
Communications	527	535	554
Other	3,214	2,899	2,893

	20,047	17,725	16,570

Income before minority interest	18,130	14,544	11,116

Minority interest in net income of consolidated subsidiaries	1,314	898	731

Income before income taxes	16,816	13,646	10,385
Income tax expense	2,201	2,759	1,999

Net income	$14,615	$10,887	$8,386

Basic and diluted earnings per share	$2.49	$1.86	$1.43

Pro forma data (unaudited):

Net Income:
As reported	$14,615	$10,887	$8,386
Adjustments
Add-back of minority interests (1)	1,314	898	731
Additional taxes (2)	(3,963)	(2,186)	(1,780)
Acquisition funding (3)	(587)	(587)	(587)

Adjusted net income	$11,379	$9,012	$6,750

Weighted average shares Outstanding:
As reported and adjusted for stock split	5,869,496	5,868,224	5,868,224
Shares issued in the Ascencia transaction	462,951	464,223	464,223

Adjusted shares outstanding	6,332,447	6,332,447	6,332,447

Basic and diluted earnings per share	$1.80	$1.42	$1.07

(1)	This adjustment reflects the minority interests purchased in the Ascencia transaction. The minority interests were reported on an after-tax, C corporation basis.
(2)	This adjustment represents a tax rate of 34% applied to reported pre-tax income less reported income tax expense to reflect the conversion from Subchapter S corporation to C corporation status.
(3)	Acquisition funding includes $9,500 in senior notes at an annual 6% interest rate and $5,313 in cash at an assumed annual 6% interest rate; net of tax at a 34% tax rate.

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

Years ended December 31,

(Dollar amounts in thousands except per share data)

			Amount
	Shares		Common	Convertible Non-Voting Common	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Common	Convertible Non-Voting Common
Balances, January 1, 2003 (as previously reported for Porter Bancorp Inc.)	3,995,406	1,004,594	$21,538	$4,100	$10,879	$12,761	$1,262	$50,540
Retroactive restatement for pooling of interests	—	868,224	—	685	—	8,797	175	9,657

Balances, January 1, 2003, as restated	3,995,406	1,872,818	21,538	4,785	10,879	21,558	1,437	60,197
Comprehensive income:
Net income	—	—	—	—	—	8,386	—	8,386
Change in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(268)	(268)

Total comprehensive income								8,118

Dividends paid ($1.04 per share)	—	—	—	—	—	(6,079)	—	(6,079)

Balances, December 31, 2003	3,995,406	1,872,818	21,538	4,785	10,879	23,865	1,169	62,236
Comprehensive income:
Net income	—	—	—	—	—	10,887	—	10,887
Change in net unrealized gain (loss) on securities held for sales, net of reclassifications and tax effects	—	—	—	—	—	—	(246)	(246)

Total comprehensive income								10,641

Dividends declared ($1.13 per share)	—	—	—	—	—	(6,656)	—	(6,656)

Balances, December 31, 2004	3,995,406	1,872,818	21,538	4,785	10,879	28,096	923	66,221
Comprehensive income:
Net income	—	—	—	—	—	14,615	—	14,615
Change in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(1,442)	(1,442)

Total comprehensive income								13,173

Dividends declared ($1.68 per share)	—	—	—	—	—	(9,855)	—	(9,855)
Issuance of notes payable in the merger of entities under common control	—	—	—	—	—	(9,500)	—	(9,500)
Issuance of non-voting common shares	—	464,223	—	11,837	—	—	—	11,837
Conversion of non-voting stock to voting	1,004,594	(1,004,594)	4,100	(4,100)	—	—	—	—

Balances, December 31, 2005	5,000,000	1,332,447	$25,638	$12,522	$10,879	$23,356	$(519)	$71,876

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(in thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$14,615	$10,887	$8,386
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	2,153	2,168	2,617
Provision for loan losses	3,645	2,533	2,773
Net amortization on securities	786	941	1,325
Net (gain) loss on other real estate owned	(3)	18	(129)
Net realized gain on sales of securities	(19)	(98)	(101)
Earnings on bank owned life insurance	(216)	(90)	—
Federal Home Loan Bank stock dividends	(410)	(306)	(274)
Net change in:
Accrued interest receivable and other assets	(3,216)	(652)	(727)
Accrued interest payable and other liabilities	1,638	295	88

Net cash from operating activities	18,973	15,696	13,958

Cash flows from investing activities
Net change in interest-bearing deposits	233	230	(200)
Purchases of available-for-sale securities	(39,553)	(37,910)	(37,959)
Sales and calls of available for sale securities	3,445	1,980	2,249
Maturities and prepayments of available for sale securities	24,496	27,673	48,635
Maturities, prepayments and calls of held-to-maturity securities	200	179	314
Proceeds from sale of other real estate owned	1,304	836	4,504
Improvements to other real estate owned	(17)	—	(138)
Loan originations and payments, net	(34,487)	(77,916)	(70,638)
Purchases of premises and equipment, net	1,658	(849)	(2,643)
Investment in cash value life insurance	—	(5,000)	—
Acquisition of Citizens Financial Bank, net	(1,079)	—	—
Acquisition of United Community Bank, net	—	171	—

Net cash from investing activities	(43,800)	(90,606)	(55,876)

See accompanying notes.

PORTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years ended December 31,

(in thousands)

	2005	2004	2003
Cash flows from financing activities
Net change in deposits	$56,827	$53,309	$33,661
Net change in federal funds purchased and repurchase agreements	(10,714)	13,627	(1,251)
Payment of notes payable	—	—	(700)
Repayment of Federal Home Loan Bank advances	(31,001)	(24,645)	(12,779)
Advances from Federal Home Loan Bank	41,662	28,147	31,310
Proceeds from junior subordinated debentures	—	11,000	—
Minority interest in net income of subsidiaries	1,314	898	731
Cash dividends paid to minority interests	(258)	(192)	(174)
Cash dividends paid	(9,855)	(6,656)	(6,079)

Net cash from financing activities	47,975	75,488	44,719

Net change in cash and cash equivalents	23,148	578	2,801
Beginning cash and cash equivalents	29,133	28,555	25,754

Ending cash and cash equivalents	$52,281	$29,133	$28,555

Supplemental cash flow information:
Interest paid	$25,300	$19,685	$20,040
Income taxes paid	3,911	2,880	2,851

Supplemental non-cash disclosure:
Transfer from loans to other real estate	$1,127	$559	$772
Transfer from other real estate to fixed assets	—	—	2,232
Purchase of minority interests from issuance of notes payable and convertible non-voting common stock	23,761	—	—

See accompanying notes.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Porter Bancorp, Inc. (the Company or PBI) and its subsidiary, PBI Bank (the Bank), formerly The Central Bank USA, Inc. The Company owns a 100% interest in the Bank. On December 31, 2005, the Company acquired the minority ownership interests in Ascencia Bancorp, Inc., BBA, Inc., and Mammoth Bancorp, Inc., and merged these subsidiaries with the Company. Prior to this purchase, the Company owned a 25% interest in BBA, a 67% interest in Ascencia Bancorp, and a 67% interest in Mammoth Bancorp. The Company’s shareholders also owned approximately 34% of BBA prior to the purchase. BBA owned a 100% interest in Bullitt County Bank (Bullitt), Mammoth owned a 100% interest in Brownsville Deposit Bank (Brownsville), and Ascencia Bancorp owned a 100% interest in Ascencia Bank, Inc. (Ascencia). On December 31, 2005 Bullitt, Brownsville and Ascencia merged with the Bank. Green River Bank and Pioneer, both 100% owned, were merged into The Central Bank USA, Inc. on July 1, 2005. Inter-company transactions and accounts have been eliminated in consolidation. As further discussed in Note 9, a subsidiary trust that had previously been consolidated with the Company is now reported separately.

In conjunction with the mergers described above, the Company amended and restated its Articles of Incorporation. Effective upon the filing of the Articles of Amendment, the Company’s 3,265 issued shares of common stock, comprised of 2,609 shares of common stock and 656 shares of non-voting common stock, were reclassified as and converted into 5,000,000 of voting common shares. This reclassification has been reflected in all periods presented. In addition, the Company issued 1,332,447 shares of convertible non-voting shares to certain stockholders in connection with the acquisition of the minority interest in Ascencia and each of the mergers of BBA and Mammoth into the Company as of December 31, 2005.

The Company provides financial services through its offices in Central Kentucky and Louisville. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and real estate loans. Substantially all loans are collateralized by specific items of collateral including business assets, and commercial, real estate and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer and loan deposit transactions, interest-bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest Bearing Deposits in Other Financial Institutions: Deposits with original maturities of greater than 90 days are reported separately. At December 31, 2005, interest-bearing deposits in other financial institutions included time deposits with maturities in 2006 at rates ranging from 1.27% to 1.38%.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determined fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method anticipating prepayments on mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well collateralized and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 7 years. Depreciation is computed over the estimated useful lives using both straight-line and accelerated basis.

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities, and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight-line basis over their estimated useful lives, 10 years.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the cash surrender value, or the amount that can be realized.

Long-Term Assets: Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans: Profit sharing and 401k plan expense is the amount contributed as determined by the Board.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Stock Compensation: The Company assumed the 2000 stock option plan of Ascencia Bank, Inc. on December 31, 2005, when the Company acquired the minority interest of Ascencia Bancorp, Inc. The Company exchanged an option to acquire one share of Ascencia common stock for an option to acquire 0.3922 shares of Company common stock. The exchange ratio is equivalent to the stock exchange ratio in the Ascencia acquisition agreement discussed in Note 17. The Plan provides for the award of stock options to eligible employees and employees of affiliate companies. Compensation expense under stock options is reported using the intrinsic value method. There has been no compensation expense recognized in income since all options have been granted at no less than fair value. The following table illustrates the effect on the Bank’s net income if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2005	2004	2003
	(in thousands, except per share data)
Net income as reported	$14,615	$10,887	$8,386
Deduct: Stock based compensation expense determined under fair value based method, net of tax	(31)	(25)	(292)

Pro forma net income	$14,584	$10,862	$8,094

Basic and diluted earnings per share as reported	$2.49	$1.86	$1.43
Pro forma basic and diluted earnings per share	$2.48	$1.85	$1.38

The fair value of options granted and pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2005	2004	2003
Risk-free interest rate	*	4.0%	*
Expected option life	*	10 years	*
Expected stock price volatility	*	10.0%	*
Dividend yield	*	1.1%	*
Weighted average fair value of options granted during year	*	$9.46	*

*	No stock options were granted during 2005 or 2003.

Income Taxes: Effective January 1, 1999, the Company and the former The Central Bank USA, Inc. elected under section 1362 of the Internal Revenue Code to be taxed under the provisions of Subchapter S. As a result of that election, taxable income of the Company and The Central Bank was allocated to the Company’s stockholders, and no further provision for corporate federal income taxes was necessary. On December 31, 2005, the Subchapter S election was voluntarily terminated and the deferred tax assets and liabilities for the Company and The Central Bank were reinstated pursuant to Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. The former Ascencia Bancorp, Inc., BBA Inc., and Mammoth Bancorp, Inc., as well as each of their respective subsidiaries, have historically been subject to taxation under Subchapter C of the Internal Revenue Code, and record income tax expense or benefit in accordance with SFAS 109. See Note 11 for additional information.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Equity: Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Holders of the Company’s convertible non-voting common stock generally have no voting rights but are entitled to receive the same dividends and distributions that are paid to holders of voting common stock. These rights are subject to any preferential voting or distribution rights of preferred shares that may be issued from time to time.

The Company’s issued and unissued authorized shares of convertible non-voting common stock will convert on a one-for-one basis into shares of voting common stock automatically upon the earlier of (i) the sale of our shares of voting stock in an underwritten public offering at an offering price not less than $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and $30,000,000 in the aggregate or (ii) the date specified by written consent or agreement of the holders of a majority of the issued and outstanding voting shares.

The convertible non-voting common stock also converts into voting common stock on a one-for-one basis, subject to adjustment in the event of (i) any recapitalization by means of a stock dividend on, or a stock split or combination of, outstanding voting and convertible non-voting common stock or (ii) any merger, consolidation or other reorganization with another corporation. The Company must maintain a reserve of authorized but unissued voting common stock for issuance upon such a conversion. Upon conversion, the authorized shares of convertible non-voting common stock will be automatically be redesignated as additional authorized shares of voting common stock.

Earnings Per Common Share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. These restrictions pose no practical limit on the ability of the Bank or Company to pay dividends at historical levels. (See Note 14 for more specific disclosure.)

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards: FAS 123, Revised, requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $31,000 in 2006 and $15,000 in 2007.

NOTE 2—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(in thousands)
Available for Sale

2005
U.S. Government and federal agency	$21,407	$4	$(507)
State and municipal	17,315	217	(225)
Mortgage-backed	58,936	201	(895)
Corporate bonds	2,509	128	—

Total debt securities	100,167	550	(1,627)
Equity	3,826	547	(256)

Total	$103,993	$1,097	$(1,883)

2004
U.S. Government and federal agency	$8,475	$25	$(81)
State and municipal	13,528	269	(55)
Mortgage-backed	58,431	519	(268)
Corporate bonds	4,827	323	—

Total debt securities	85,261	1,136	(404)
Equity	4,216	656	(211)

Total	$89,477	$1,792	$(615)

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Held to Maturity Securities: As of December 31, 2005, no securities were classified as held-to-maturity. At December 31, 2004, $200,000 of securities was classified as held-to-maturity. The fair value of these securities was $203,000.

Sales and calls of available for sale securities were as follows:

	2005	2004	2003
	(in thousands)
Proceeds	$3,445	$1,980	$2,249
Gross gains	125	140	115
Gross losses	106	42	14

The tax benefit (provision) related to these net gains and losses realized on sales were $(13,000), $(15,000) and $(22,000), respectively.

Contractual maturities of debt securities at year-end 2005 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities are, shown separately.

Available for Sale Fair Value
(in thousands)
Due in one year or less	$4,998
Due from one to five years	15,183
Due from five to ten years	10,088
Due after ten years	10,962
Mortgage-backed	58,936
Equity	3,826

Total	$103,993

Securities pledged at year end 2005 and 2004 had a carrying value of approximately $12,269,000 and $10,508,000, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

At year-end 2005 and 2004, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
2005
U.S. Government and federal agency	$12,446	$(215)	$8,447	$(292)	$20,893	$(507)
State and municipal	7,523	(167)	1,313	(58)	8,836	(225)
Mortgage-backed	31,298	(447)	18,564	(448)	49,862	(895)
Equity	555	(107)	660	(149)	1,215	(256)

Total temporarily impaired	$51,822	$(936)	$28,984	$(947)	$80,806	$(1,883)

2004
U.S. Government and federal agency	$6,520	$(44)	$1,417	$(37)	$7,937	$(81)
State and municipal	1,910	(15)	2,189	(40)	4,099	(55)
Mortgage-backed	23,445	(204)	5,850	(64)	29,295	(268)
Equity	145	(125)	747	(86)	892	(211)

Total temporarily impaired	$32,020	$(388)	$10,203	$(227)	$42,223	$(615)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

As of December 31, 2005, the Company has 58 equity securities. Of these securities, ten have been in an unrealized loss position for less than twelve months and twelve have been in an unrealized loss for more than twelve months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management has made a practice of selling equity securities where recovery does not seem likely but does not have the present intent to sell securities with unrealized losses. As of December 31, 2005, there are no securities management would classify as other than temporarily impaired.

NOTE 3—LOANS

Loans at year-end were as follows:

	2005	2004
	(in thousands)
Commercial	$50,626	$48,152
Real estate	695,569	638,530
Agriculture	13,625	11,700
Consumer	30,808	34,353
Other	1,323	1,446

Subtotal	791,951	734,181
Less: Allowance for loan losses	(12,197)	(10,261)

Loans, net	$779,754	$723,920

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Activity in the allowance for loan losses for the year was as follows:

	2005	2004	2003
	(in thousands)
Beginning balance	$10,261	$8,094	$6,674
Acquired in bank acquisition	807	832	—
Provision for loan losses	3,645	2,533	2,773
Loans charged-off	(3,084)	(1,314)	(1,491)
Loan recoveries	568	116	138

Ending balance	$12,197	$10,261	$8,094

Impaired loans were as follows:

	2005	2004
	(in thousands)
Year-end loans with no allocated allowance for loan losses	$1,632	$95
Year-end loans with allocated allowance for loan losses	484	3,585

Total	$2,116	$3,680

Amount of the allowance for loan losses allocated	118	650

	2005	2004	2003
	(in thousands)
Average of impaired loans during the year	3,231	3,955	1,607
Interest income recognized during impairment	48	75	4
Cash basis interest income recognized	48	75	4

Nonperforming loans were as follows:

	2005	2004
	(in thousands)
Loans past due 90 days or more still on accrual	$1,969	$1,329
Non-accrual loans	5,045	4,279

Nonperforming loans include all (or almost all) impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 4—PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2005	2004
	(in thousands)
Land and buildings	$13,284	$15,507
Furniture and equipment	14,330	13,944

	27,614	29,451
Accumulated depreciation	(13,273)	(12,667)

	$14,341	$16,784

Depreciation expense was $1,246,000, $1,455,000 and $1,582,000 for 2005, 2004 and 2003, respectively.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance of goodwill during the years indicated was as follows:

	2005	2004
	(in thousands)
Beginning of year	$3,574	$3,355
Acquired goodwill	9,255	219

End of year	$12,829	$3,574

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end (in thousands):

	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$542	$78	$431	$18

Aggregate amortization expense was $60,000 and $18,000 for 2005 and 2004. There was no amortization expense in 2003.

Estimated aggregate amortization expense for intangible assets for each of the next five years is as follows (in thousands):

2006	$78
2007	78
2008	78
2009	78
2010	78

NOTE 6—DEPOSITS

Time deposits of $100,000 or more were approximately $148,724,000 and $118,334,000 at year-end 2005 and 2004, respectively.

Scheduled maturities of total time deposits for each of the next five years are as follows (in thousands):

2006	$438,716
2007	129,470
2008	25,817
2009	11,643
2010	13,374
Thereafter	215

$619,235

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 7—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by agency, mortgage-backed, and municipal securities with a carrying amount of $1,520,000 and $826,000 at year-end 2005 and 2004, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2005	2004
	(in thousands)
Average daily balance during the year	$1,271	$1,121
Average interest rate during the year	2.18%	2.01%
Maximum month-end balance during the year	$1,432	$1,186
Weighted average interest rate at year-end	2.44%	2.32%

NOTE 8—NOTES PAYABLE AND ADVANCES FROM FEDERAL HOME LOAN BANK

Notes payable consists of the following:

	2005	2004
	(in thousands)
Note payable to correspondent bank, due June 2006. Interest is variable (6.78% at year-end 2005) and is payable quarterly. The note is secured by the common stock of the Bank	$100	$100
Notes payable to a related party, due in annual installments through December 2008. Interest is at 6% and is payable quarterly. The notes are unsecured	9,500	—

Total	$9,600	$100

At year-end, advances from the Federal Home Loan Bank were as follows:

	2005	2004
	(in thousands)
Single maturity advances with fixed rates from 4.14% to 5.64% maturing from 2006 through 2012	$7,720	$1,000
Single maturity advances with variable rates from 4.18% to 4.58% maturing from 2006 through 2007	36,500	27,000
Monthly amortizing advances with fixed rates from 0.00% to 9.10% and maturities ranging from 2006 through 2035	19,343	22,961

Total	$63,563	$50,961

Each advance is payable per terms on agreement, with a prepayment penalty. The advances were collateralized by approximately $179,331,000 and $125,626,000 of first mortgage loans, under a blanket lien arrangement at year-end 2005 and 2004. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow up to an additional $42,160,000 at year-end 2005.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Scheduled principal payments on the above during the next five years:

	Notes Payable	Advances	Total
	(in thousands)
2006	$3,600	$6,659	$10,259
2007	3,000	36,039	39,039
2008	3,000	2,643	5,643
2009	—	2,751	2,751
2010	—	4,364	4,364
Thereafter	—	11,107	11,107

	$9,600	$63,563	$73,163

At year-end 2005, the Company had approximately $48,100,000 of federal funds lines of credit available from correspondent institutions, and $42,160,000 unused lines of credit with the Federal Home Loan Bank.

NOTE 9—JUNIOR SUBORDINATED DEBENTURES

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption at the liquidation preference. The junior subordinated debentures are redeemable at par prior to the maturity dates of December 18, 2031, February 13, 2034 and April 15, 2034, at the option of the Company as defined within the trust indenture. The Company has the option to defer interest payments on the junior subordinated debentures from time to time for a period not to exceed twenty (20) consecutive quarters. If payments are deferred, the Company is prohibited from paying dividends to its common stockholders. On December 31, 2005, as part of Porter’s reorganization, Porter assumed the obligations of BBA Statutory Trust, Ascencia Statutory Trust I and USAccess Statutory Trust I. A summary of the junior subordinated debentures are as follows:

Description	Issuance Date	Optional Prepayment Date	Interest Rate	Junior Subordinated Debt Owed to Trust	Maturity Date
Porter Statutory Trust I	12-18-2001	12-18-2006	3-month LIBOR ÷ 3.60%	$5,000,000	12-18-2031
Porter Statutory Trust II	02-13-2004	03-17-2009	3-month LIBOR ÷ 2.85%	5,000,000	02-13-2034
Porter Statutory Trust III	04-15-2004	06-17-2009	3-month LIBOR ÷ 2.79%	3,000,000	04-15-2034
BBA Statutory Trust	12-18-2001	12-18-2006	3-month LIBOR ÷ 3.60%	3,000,000	12-18-2031
USAccess Statutory Trust I	12-18-2001	12-18-2006	3-month LIBOR ÷ 3.60%	6,000,000	12-18-2031
Ascencia Statutory Trust I	02-13-2004	03-17-2009	3-month LIBOR ÷ 2.85%	3,000,000	12-13-2034

				$25,000,000

NOTE 10—OTHER BENEFIT PLANS

401(K) Plan: The Company 401(k) savings plan allows employees to contribute up to 15% of their compensation, which is matched equal to 50% of the first 4% of compensation contributed. The Company at its discretion may make an additional contribution. Total contributions made by the Company to the plan amounted to approximately $351,000, $217,000 and $249,000 in 2005, 2004 and 2003, respectively.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Supplemental Executive Retirement Plan: During 2004, the Company created a supplemental executive retirement plan covering certain executive officers. Under the plan, the Company pays each participant, or their beneficiary, a specific defined benefit amount over 10 years, beginning with the individual’s termination of service. A liability is accrued for the obligation under these plans. The expense incurred for the plan was $142,000 and $57,000 for the years ended December 31, 2005 and 2004, respectively. The related liability was $199,000 and $57,000 at December 31, 2005 and 2004, respectively. The Company purchased life insurance on the participants. The cash surrender value of such insurance was $5,306,000 and $5,090,000 at December 31, 2005 and 2004, respectively. Income earned from the cash surrender value of life insurance totaled $216,000 and $84,000 for the years ended December 31, 2005 and 2004, respectively. The income is recorded as other noninterest income.

NOTE 11—INCOME TAXES

Income tax expense was as follows:

	2005	2004	2003
	(in thousands)
Current payable	$3,850	$3,123	$2,416
Deferred	(1,649)	(364)	(417)

	$2,201	$2,759	$1,999

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following.

	2005	2004	2003
	(in thousands)
Federal statutory rate times financial statement income	$6,164	$4,945	$3,779
Effect of:
Tax-exempt income	(131)	(115)	(62)
Tax expense not incurred under provisions of subchapter S status	(2,351)	(2,064)	(1,573)
Reinstatement of deferred tax assets and liabilities	(1,472)	—	—
Other, net	(9)	(7)	(145)

Total	$2,201	$2,759	$1,999

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Year-end deferred tax assets and liabilities were due to the following.

	2005	2004
	(in thousands)
Deferred tax assets:
Allowance for loan losses	$4,056	$1,921
Net unrealized loss on securities available for sale	267	—
Net operating loss carryforward	384	—
Amortization of non-compete agreements	193	—
Other	274	261

	5,174	2,182

Deferred tax liabilities:
Depreciation	390	191
FHLB stock dividends	852	307
Purchase accounting adjustments	17	—
Net unrealized gain on securities available for sale	—	161
Other	402	69

	1,661	728

Net deferred tax asset	$3,513	$1,454

Effective January 1, 1999 through December 30, 2005, the Company and the former The Central Bank USA, Inc. were taxed under the provisions of Subchapter S of the Internal Revenue Code and no provision for federal income taxes was recorded. On December 31, 2005 the Subchapter S election was voluntarily terminated for these entities, and deferred tax assets and liabilities were reinstated at that time. The stockholders of the Company as of December 30, 2005 are subject to taxation on their individual interest in the combined taxable income reported by the Company and The Central Bank through December 30, 2005. The former Ascencia Bancorp, Inc., BBA Inc., and Mammoth Bancorp, Inc., as well as each of their respective subsidiaries, have historically been subject to taxation under Subchapter C of the Internal Revenue Code, and record income tax expense or benefit in accordance with SFAS 109.

NOTE 12—RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2005 were as follows (in thousands):

Beginning balance	$4,270
New loans	2,015
Repayments	(1,934)

Ending balance	$4,351

Deposits from principal officers, directors, and their affiliates at year-end 2005 and 2004 were $5,608,000 and $4,329,000.

NOTE 13—STOCK OPTION PLAN

The Company assumed the 2000 Stock Option Plan of Ascencia Bank, Inc. on December 31, 2005, when the Company acquired the minority interest of Ascencia Bancorp, Inc. An option of Ascencia stock that was outstanding as of such date was converted into an option to acquire 0.3922 shares of convertible non-voting common stock of the Company at an exercise price of $25.50. The option exercise price and weighted average

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

options activity has been restated to reflect the conversion of options to acquire shares of Ascencia common stock into options to acquire shares of Company common stock at an exercise price of $25.50. The employee and affiliate options are granted as determined by a board-appointed compensation committee (the Compensation Committee) and are exercisable at fair market value as determined at the grant date with a term of ten years. These options will vest over a three-year period.

A summary of the activity in the plan was as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning	194,004	$25.50	194,004	$25.50	198,318	$25.50
Issued	—	—	9,805	25.50	—	—
Forfeited	—	—	(9,805)	25.50	(4,314)	25.50

Outstanding, ending	194,004	$25.50	194,004	$25.50	194,004	$25.50

Options exercisable at year-end	187,466	$25.50	184,328	$25.50	192,172	$25.50

Options outstanding at year-end 2005 are as follows:

	Outstanding		Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Remaining Contractual Life
$25.50	194,004	4.3 years	187,466	4.1 years

NOTE 14—CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2005 and 2004, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Actual and required capital amounts (in millions) and ratios are presented below at year-end:

	Actual		Minimum Required For Capital Adequacy Purposes		To be Categorized As Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005
Total Capital to risk-weighted assets
Consolidated	$93.8	12.0%	$62.5	8.0%	N/A	N/A
PBI Bank	97.4	12.6	62.1	8.0	$77.6	10.0%

Tier 1 (Core) Capital to risk-weighted assets
Consolidated	$83.2	10.6%	$31.2	4.0%	N/A	N/A
PBI Bank	87.7	11.3	31.0	4.0	$46.6	6.0%

Tier 1 (Core) Capital to average assets
Consolidated	$83.2	8.5%	$37.8	4.0%	N/A	N/A
PBI Bank	87.7	9.0	37.6	4.0	$47.0	5.0%

2004
Total Capital to risk-weighted assets
Consolidated	$103.5	14.2%	$58.3	8.0%	N/A	N/A
Ascencia	32.4	12.4	20.9	8.0	$26.1	10.0%
Central	22.1	11.7	15.2	8.0	19.0	10.0
Bullitt	16.4	12.0	10.9	8.0	13.6	10.0
Pioneer	7.2	14.2	4.0	8.0	5.1	10.0
Green River	4.5	12.3	2.9	8.0	3.6	10.0
Brownsville	4.9	11.6	3.4	8.0	4.2	10.0

Tier 1 (Core) Capital to risk-weighted assets
Consolidated	$93.9	12.9%	$29.1	4.0%	N/A	N/A
Ascencia	29.2	11.2	10.4	4.0	$15.7	6.0%
Central	19.8	10.5	7.6	4.0	11.4	6.0
Bullitt	14.7	10.8	5.4	4.0	8.2	6.0
Pioneer	6.5	13.0	2.0	4.0	3.0	6.0
Green River	4.1	11.3	1.4	4.0	2.2	6.0
Brownsville	4.4	10.5	1.7	4.0	2.5	6.0

Tier 1 (Core) Capital to average assets
Consolidated	$93.9	10.7%	$35.0	4.0%	N/A	N/A
Ascencia	29.2	9.6	12.2	4.0	$15.2	5.0%
Central	19.8	8.4	9.4	4.0	11.8	5.0
Bullitt	14.7	9.4	6.3	4.0	7.8	5.0
Pioneer	6.5	9.8	2.7	4.0	3.3	5.0
Green River	4.1	8.3	2.0	4.0	2.5	5.0
Brownsville	4.4	8.5	2.1	4.0	2.6	5.0

The Company’s primary source of funds to pay dividends to stockholders is the dividends it receives from the Bank. The Bank is subject to certain regulations on the amount of dividends it may declare without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any year is limited to that year’s net profits, as defined, combined with the retained net profits of the preceding two years, less dividends declared during those periods. At year-end 2005, $14,384,000 of retained earnings was available to the Bank to pay dividends in future periods.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 15—LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, lines of credit and letters of credit are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company holds instruments, in the normal course of business with clients, that are considered financial guarantees in accordance with FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. The Company evaluates each credit request of its customers in accordance with established lending policies. Based on these evaluations and the underlying policies, the amount of required collateral (if any) is established. Collateral held varies but may include negotiable instruments, accounts receivable, inventory, property, plant and equipment, income producing properties, residential real estate and vehicles. The Company’s access to these collateral items is generally established through the maintenance of recorded liens or, in the case of negotiable instruments, possession. No liability is currently established for the standby letters of credit.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2005		2004
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(in thousands)
Commitments to make loans	$4,050	$76,036	$10,027	$55,953
Unused lines of credit	4,499	36,459	7,934	29,884
Standby letters of credit	3,679	3,124	3,199	1,536

Commitments to make loans are generally made for periods of one year or less.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 16—FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets
Cash and cash equivalents	$52,281	$52,281	$29,133	$29,133
Interest-bearing deposits with banks	200	200	399	399
Securities available for sale	103,993	103,993	89,477	89,477
Securities held to maturity	—	—	200	203
Loans, net	779,754	777,022	723,920	721,498
Federal Home Loan Bank stock	8,475	8,475	7,950	7,950
Accrued interest receivable	6,239	6,239	5,103	5,103

Financial liabilities
Deposits	$806,579	$805,738	$718,614	$718,262
Federal funds purchased and securities sold under agreements to repurchase	4,576	4,576	14,854	14,854
Notes payable	9,600	9,600	100	100
Federal Home Loan Bank advances	63,563	62,561	50,961	52,829
Junior subordinated debentures	25,000	25,000	25,000	25,000
Accrued interest payable	2,064	2,064	1,578	1,578

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, repurchase agreements, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of junior subordinated debentures is based on current rates for similar types of financing. The carrying amount is the estimated fair value for variable and subordinated debentures that reprice frequently. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which is not material.

NOTE 17—BUSINESS COMBINATION

Citizens Financial Acquisition:

On January 31, 2005, the Company acquired 100% of the outstanding shares of Citizens Financial Bank. Operating results of Citizens Financial Bank are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to further solidify its market share in the Glasgow, Kentucky market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The aggregate purchase price was $4,121,000, paid in cash. The purchase price resulted in approximately $974,000 in goodwill, and $189,000 in core deposit intangibles. The intangible assets will be amortized over 10 years, using a straight-line method. Goodwill will not be amortized but instead evaluated periodically for impairment.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Securities available for sale	$5,622
Loans, net	26,944
Goodwill	974
Core deposit intangibles	189
Other assets	4,215

Total assets acquired	37,944

Deposits	(31,138)
Other liabilities	(2,685)

Total liabilities assumed	(33,823)

Net assets acquired	$4,121

United Community Acquisition:

On July 31, 2004, the Company acquired 100% of the outstanding shares of United Community Bank. Operating results of United Community Bank are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to further solidify its market share in the Glasgow, Kentucky market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The aggregate purchase price was $3,945,000, paid in cash. The purchase price resulted in approximately $165,000 in goodwill, and $431,000 in core deposit intangibles. The intangible assets will be amortized over 10 years, using a straight-line method. Goodwill will not be amortized but instead evaluated periodically for impairment. Goodwill and intangible assets will be deducted for tax purposes over 15 years using the straight line method.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Securities available for sale	$4,486
Loans, net	24,163
Goodwill	165
Core deposit intangibles	431
Other assets	8,631

Total assets acquired	37,876

Deposits	(31,048)
Other liabilities	(2,883)

Total liabilities assumed	(33,931)

Net assets acquired	$3,945

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Acquisition of Minority Interest:

On December 31, 2005, the Company acquired 1,715,000 shares (or 33%) of Ascencia Bancorp, Inc. which was owned by 150 shareholders. The aggregate purchase price of the $17.2 million consisted of $5.3 million in cash and 464,223 shares of Company convertible non-voting common stock. The purchase price resulted in approximately $8.1 million in goodwill. An independent financial advisor issued a fairness opinion that the terms of the Ascencia Bancorp, Inc. transaction were fair to the Ascencia shareholders from a financial perspective.

Goodwill will not be amortized but instead evaluated periodically for impairment. Additionally, all other assets and liabilities were recorded and adjusted to their approximate fair values. The purchase price allocation is subject to refinement.

As a result of the transaction, the Company acquired 100% ownership of Ascencia, the wholly owned subsidiary bank of Ascencia Bancorp, Inc. On December 31, 2005, Ascencia merged with PBI Bank, formerly The Central Bank USA.

NOTE 18—MERGER OF ENTITIES UNDER COMMON CONTROL

On December 31, 2005, the Company merged the remaining interests in BBA, Inc. and Mammoth Bancorp, Inc. into Porter Bancorp, Inc. As a result, the Company now owns 100% in Bullitt and Brownsville, the wholly owned subsidiary banks of BBA and Mammoth, respectively. On December 31, 2005, Bullitt and Brownsville merged with PBI Bank, formerly The Central Bank USA.

The Company acquired 75% of BBA, Inc. which was owned by William G. Porter Revocable Trust (the Trust), a trust of the brother of the chairman of the Company, owning 20,384 shares or 41%: J. Chester Porter (Mr. Porter), the chairman and a majority stockholder of the Company owning 14,082 shares or 28%: and Maria L. Bouvette (Ms. Bouvette), the president and a majority stockholder of the Company owning 3,198 shares or 6%. Mr. Porter, Ms. Bouvette and the Trust are a controlled group for accounting purposes. The Company issued 868,224 shares of convertible non-voting common stock to all 3 shareholders and a $6.5 million note payable to the Trust in exchange for their respective interests. The transaction was accounted for as a transfer between entities under common control and recorded at its historical cost. The note payable of $6.5 million was recorded as a reduction of retained earnings.

The Company acquired 325 shares (or 33%) of Mammoth Bancorp, Inc. which was owned by William G. Porter Revocable Trust. While the aggregate purchase price of Mammoth was a $3.0 million note payable, the transaction was accounted for as a transfer between entities under common control and was recorded at its historical cost. The note payable of $3.0 million was recorded as a reduction of retained earnings.

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 19—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2005	2004	2003
	(in thousands, except share and per share data)
Basic
Net income	$14,615	$10,887	$8,386

Weighted average voting and convertible non-voting common shares outstanding	5,869,496	5,868,224	5,868,224

Basic earnings per common share	$2.49	$1.86	$1.43

Diluted
Weighted average voting and convertible non-voting common shares outstanding for basic earnings per common share	5,869,496	5,868,224	5,868,224
Add: Dilutive effects of assumed exercises of stock options	—	—	—

Average shares and dilutive potential common shares	5,869,496	5,868,224	5,868,224

Diluted earnings per common share	$2.49	$1.86	$1.43

Stock options for 194,004 shares of common stock were not considered in computing diluted earnings per common share for 2005, 2004 and 2003 because they were antidilutive.

NOTE 20—OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2005	2004	2003
	(in thousands)
Unrealized holding losses on available-for-sale securities	$(1,982)	$(526)	$(910)
Reclassification adjustment for losses realized in income	(19)	(98)	(101)

Net unrealized losses	(1,963)	(428)	(809)
Tax effect	521	182	541

Net-of-tax amount	$(1,442)	$(246)	$(268)

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 21—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Porter Bancorp Inc. is presented as follows:

CONDENSED BALANCE SHEETS

December 31,

	2005	2004
	(in thousands)
ASSETS
Cash and cash equivalents	$6,346	$1,704
Securities available for sale	3,826	4,216
Investment in banking subsidiaries	99,471	66,896
Investment in and advances to other subsidiaries	777	403
Other assets	2,395	6,588

Total assets	$112,815	$79,807

LIABILITIES AND STOCKHOLDERS’ EQUITY
Debt	$35,375	$13,503
Accrued expenses and other liabilities	5,564	83
Shareholders’ equity	71,876	66,221

Total liabilities and stockholders’ equity	$112,815	$79,807

CONDENSED STATEMENTS OF INCOME

Years ended December 31,

	2005	2004	2003
	(in thousands)
Interest income	$310	$641	$383
Dividends from subsidiaries	9,604	6,648	5,399
Other income	1,190	1,191	1,116
Interest expense	(878)	(568)	(255)
Other expense	(2,032)	(1,716)	(1,577)

Income before income tax and undistributed subsidiary income	8,194	6,196	5,066

Income tax expense (benefit)	(197)	—	—

Equity in undistributed subsidiary income	6,224	4,691	3,320

Net income	$14,615	$10,887	$8,386

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2005	2004	2003
	(in thousands)
Cash flows from operating activities
Net income	$14,615	$10,887	$8,386
Adjustments:
Equity in undistributed subsidiary income	(6,224)	(4,691)	(3,320)
Change in other assets	(709)	(235)	21
Change in other liabilities	167	19	(11)
Other	70	(5)	20

Net cash from operating activities	7,919	5,975	5,096

Cash flows from investing activities
Investments in subsidiaries	(11,300)	(3,248)	—
Purchase of securities	(236)	(1,443)	(266)
Sales of securities	453	1,462	684
Other	5,289	(3,002)	63

Net cash from investing activities	(5,794)	(6,231)	481

Cash flows from financing activities
Proceeds of borrowings	12,372	8,248	—
Dividends paid	(9,855)	(6,656)	(6,079)

Net cash from financing activities	2,517	1,592	(6,079)

Net change in cash and cash equivalents	4,642	1,336	(502)

Beginning cash and cash equivalents	1,704	368	870

Ending cash and cash equivalents	$6,346	$1,704	$368

NOTE 22—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted
	(in thousands, except per share data)
2005
First quarter	$13,983	$8,482	$3,321	$.57	$.57
Second quarter	15,031	8,862	3,539.60		.60
Third quarter	15,903	9,240	3,704.63		.63
Fourth quarter	17,137	9,805	4,051.69		.69

2004
First quarter	$11,703	$6,939	$2,286	$.39	$.39
Second quarter	11,927	7,197	2,680.46		.46
Third quarter	12,846	7,917	2,838.48		.48
Fourth quarter	13,471	8,196	3,083.53		.53

PORTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 23—SUBSEQUENT EVENT

On January 6, 2006, the Company completed the acquisition of the assets in an arm’s length transaction of Associates Mortgage Group, an unrelated third-party mortgage banking operation and related title services company located in Louisville, Kentucky for $250,000 in cash, plus potential future cash payments as discussed below. The purchase price will be allocated to the assets and liabilities acquired and to any identifiable intangible assets, then to goodwill. Under the terms of the Asset Purchase Agreement, the Company has agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with Statement of Financial Accounting Standard No. 141, Business Combinations, the Company will not accrue contingent consideration obligations prior to attainment of the objectives. Maximum potential future consideration pursuant to such arrangement, to be resolved over the following two years, is $350,000. Any such payments would result in an increase in goodwill.

            Shares

Common Stock

PROSPECTUS

[                    ], 2006

SANDLER O’NEILL + PARTNERS, L.P.

KEEFE, BRUYETTE & WOODS

Until                     , 2006 all dealers that buy, sell, or trade our common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. The registrant will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$4,976
Accounting Fees and Expenses	200,000
Legal Fees and Expenses	350,000
Printing and Engraving Fees and Expenses	140,000
Transfer Agent and Registrar Fees and Expenses	5,000
Nasdaq Global Market Listing Fee	100,000
NASD Filing Fee	5,150
Miscellaneous	44,874

Total	$850,000

Item 14.	Indemnification of Directors and Officers

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Porter’s articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by the Kentucky Business Corporation Act.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (a) the director has breached or failed to perform his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation; and (b) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (a) and (b) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation.

KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Porter’s articles of incorporation limit the liability of directors to Porter and its shareholders to the extent permitted by KRS 271B.2-020. A director’s liability to Porter or the shareholders is not eliminated or limited with respect to: (1) any breach of the director’s duty of loyalty to Porter or its shareholders; (2) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (3) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (4) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Reference is also made to Section 8 of the Underwriting Agreement to be filed as Exhibit 1.1 hereto, indemnifying officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2003, we have sold the following unregistered securities:

On December 31, 2005, we consummated a reorganization in which we merged each of our three partially owned subsidiary bank holding companies into our corporation. In two of these mergers, we acquired the interests of minority shareholders for shares of our non-voting common stock and/or cash.

We issued a total of 464,223 shares of convertible non-voting common stock to acquire the interests of minority shareholders of our subsidiary Ascencia Bancorp, Inc. in one merger. We issued 868,224 shares of our convertible non-voting common stock to acquire the interests of the minority shareholders of our subsidiary BBA, Inc. in the other merger.

The issuance of our securities in these transactions were made in reliance upon the exemption from the registration requirements of the Securities Act provided for by Section 4(2) thereof and Rule 506 thereunder for transactions not involving a public offering. All of the securities we issued in these transactions are deemed restricted securities for the purposes of the Securities Act.

One of our former subsidiaries, Ascencia Bancorp, granted options to purchase its shares in 2001, 2002 and 2004 under its stock option plan to employees of Ascencia Bank. These options were granted pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 701 of the Securities Act. When Ascencia Bancorp merged into our corporation effective December 31, 2005 as part of our reorganization, each option to purchase one Ascencia share converted into an option to purchase 0.3922 of a share of our convertible non-voting common stock for $25.50 per whole share, as provided in the Ascencia stock option plan, based on the exchange ratio in the merger. Options to purchase a total of 194,010 shares of our convertible non-voting common stock under the Ascencia option plan are currently outstanding.

We recently adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan, pursuant to which we may award stock-based compensation grants to our employees and employees of our subsidiary, PBI Bank. On March 1, 2006, we granted options to purchase a total 29,816 shares at an exercise price equal to $25.50 per share. On March 23, 2006, we granted 39,600 shares of restricted stock, of which 39,100 shares were outstanding as of August 25, 2006. These grants were awarded pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 701 of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No. (1)	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Articles of Incorporation of Registrant.

3.2**	Bylaws of the Registrant.

4.1**	Form of specimen certificate representing common stock of Registrant.

5.1	Opinion of Frost Brown Todd LLC related to the shares of common stock being sold in the initial public offering.

10.1+**	USAccess Bank, Inc. (now known as PBI Bank) 2000 Stock Option Plan.

10.2+**	Porter Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan.

10.3+**	Form of Porter Bancorp, Inc. Stock Option Award Agreement.

10.4+**	Form of Porter Bancorp, Inc. Restricted Stock Award Agreement.

10.5+**	Form of Ascencia Bank (now known as PBI Bank) Supplemental Executive Retirement Plan.

10.6+**	Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan.

10.7**	Promissory Installment Note of Maria L. Bouvette and J. Chester Porter, as borrowers, to David L. Hawkins, as lender.

21.1**	List of Subsidiaries of Porter Bancorp, Inc.

23.1	Consent of Crowe Chizek and Company LLC, an independent registered public accounting firm.

23.2	Consent of Frost Brown Todd LLC (included in Exhibit 5.1).

24.1**	Power of Attorney.

+	Management contract or compensatory plan or arrangement.
**	Previously filed.
(1)	The Company has long-term debt agreements that meet the exclusion set forth in Section 601(6)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Securities and Exchange Commission upon request.

(b)	Financial Statement Schedules

None.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Louisville, Kentucky on August 28, 2006.

PORTER BANCORP, INC.

By:	/S/ MARIA L. BOUVETTE
Maria L. Bouvette
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ J. CHESTER PORTER J. Chester Porter	Chairman of the Board	August 28, 2006

/S/ MARIA L. BOUVETTE Maria L. Bouvette	President, Chief Executive Officer, Director (Principal Executive Officer)	August 28, 2006

* David B. Pierce	Chief Financial Officer (Principal Financial and Accounting Officer)	August 28, 2006

* David L. Hawkins	Director	August 28, 2006

* Michael E. Miller	Director	August 28, 2006

* Sidney L. Monroe	Director	August 28, 2006

* Stephen A. Williams	Director	August 28, 2006

*By:	/S/ MARIA L. BOUVETTE
Maria L. Bouvette, as attorney-in-fact for the indicated person.

EXHIBIT INDEX

Exhibit No. (1)	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Articles of Incorporation of Registrant.

3.2**	Bylaws of the Registrant.

4.1**	Form of specimen certificate representing common stock of Registrant.

5.1	Opinion of Frost Brown Todd LLC related to the shares of common stock being sold in the initial public offering.

10.1+**	USAccess Bank, Inc. (now known as PBI Bank) 2000 Stock Option Plan.

10.2+**	Porter Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan.

10.3+**	Form of Porter Bancorp, Inc. Stock Option Award Agreement.

10.4+**	Form of Porter Bancorp, Inc. Restricted Stock Award Agreement.

10.5+**	Form of Ascencia Bank (now known as PBI Bank) Supplemental Executive Retirement Plan.

10.6+**	Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan.

10.7**	Promissory Installment Note of Maria L. Bouvette and J. Chester Porter, as borrowers, to David L. Hawkins, as lender.

21.1**	List of Subsidiaries of Porter Bancorp, Inc.

23.1	Consent of Crowe Chizek and Company LLC, an independent registered public accounting firm.

23.2	Consent of Frost Brown Todd LLC (included in Exhibit 5.1).

24.1**	Power of Attorney.

+	Management contract or compensatory plan or arrangement.
**	Previously filed.
(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(6)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Securities and Exchange Commission upon request.